


# Welcome to BJ's

BJ's Restaurants, Inc.


BJ's
RESTAURANT
BREWHOUSE
TAKE OUT


BREWHOUSE
TAKE OUT
RESTAURANT

Downey, CA

## Selected Financial Highlights

| *(dollars in thousands, except per share amounts)* | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Revenue | $426,707 | $ 374,076 | $316,095 | $238,928 | $178,210 |
| Net Income | $ 13,038 | $ 10,308 | $ 11,705 | $ 9,845 | $ 8,351 |
| Net Income Per Share: | | | | | |
| Basic | $ 0.49 | $ 0.39 | $ 0.45 | $ 0.42 | $ 0.38 |
| Diluted | $ 0.48 | $ 0.39 | $ 0.44 | $ 0.41 | $ 0.36 |
| Total Assets | $ 381,122 | $335,209 | $285,299 | $249,849 | $163,958 |
| Shareholders' Equity | $252,979 | $232,277 | $220,523 | $202,862 | $129,899 |
| # of Restaurants at Year End | 92 | 82 | 68 | 55 | 44 |
| Comparable Restaurant Sales Increase (Decrease) | (0.8%) | (0.3%) | 6.2% | 5.8% | 4.6% |

This Annual Report contains forward looking statements. These "forward-looking" statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those projected or anticipated. Factors that might cause such differences include, but are not limited to: (i) the effect of credit and equity market disruptions on our ability to finance our continued expansion on acceptable terms, (ii) our ability to manage an increasing number of new restaurant openings, (iii) construction delays, (iv) labor shortages, (v) minimum wage increases, (vi) food quality and health concerns, (vii) factors that impact California, where a significant amount of our restaurants are located, (viii) restaurant and brewery industry competition, (ix) impact of certain brewery business considerations, including without limitation, dependence upon suppliers, third party contractors and related hazards, (x) consumer spending trends in general for casual dining occasions, (xi) potential uninsured losses and liabilities, (xii) fluctuating commodity costs and availability of food in general and certain raw materials related to the brewing of our handcrafted beers and energy, (xiii) trademark and service-mark risks, (xiv) government regulations, (xv) licensing costs, (xvi) beer and liquor regulations, (xvii) loss of key personnel, (xviii) inability to secure acceptable sites, (xix) limitations on insurance coverage, (xx) legal proceedings, (xxi) other general economic and regulatory conditions and requirements, (xxii) the success of our key sales-building and related operational initiatives and (xxiii) numerous other matters discussed in the Company's filings with the Securities and Exchange Commission. The forward-looking statements are based on current assumptions and expectations. BJ's Restaurants, Inc. undertakes no obligation to update or alter its "forward-looking" statements whether as a result of new information, future events or otherwise.

Front Cover: Carlsbad, CA

# Dear Shareholders:

## Fiscal 2009 was a challenging year for our national economy and for most consumer businesses in America. It was a particularly tough year for the restaurant industry. However, as difficult as the year's operating environment was, in many respects it was BJ's finest year.

Once again, BJ's overall financial performance outpaced most of our casual dining peers. Our revenues increased a strong 14% to approximately $427 million, principally from increased total restaurant operating weeks, coupled with a slight decrease in sales per operating week. We believe BJ's was one of a very few publicly-traded casual dining restaurant companies that increased its total operating capacity at a double-digit rate last year, and also plans to do so during the upcoming year. In addition to our solid top-line results, we also delivered profitable bottom-line growth during fiscal 2009. Our net income increased approximately 26% during fiscal 2009 to $13.0 million, while our diluted net income per share increased 23% to $0.48 per share. Our fiscal 2009 performance confirms that BJ's has the ability to profitably grow its casual dining market share even in the toughest of times. We believe this demonstrates that BJ's is a restaurant concept and company that is "built to last."

During 2009, consumers became even more concerned with the stability of their jobs and the values of their major assets (i.e., their homes and savings/retirement accounts) which resulted in significant changes in consumer behavior when compared to recent years. Consumers spent less in general on just about everything, and devoted more of their income to debt repayment and building their savings. They clearly spent less of their discretionary income on dining out and, in particular, for casual dining restaurant occasions. As a result, the widely-followed Knapp-Track™ survey for casual dining comparable restaurant sales reported a 5.6% decrease during 2009, which represented the largest annual comparable sales decline since the survey first started in 1991. Despite the toughest operating environment in many years, BJ's was able to effectively adjust its operating tactics during 2009 to both meet our guests' current needs and to continue to solidify our foundation for future profitable growth. As a result, our comparable restaurant sales decreased only slightly by 0.8% during fiscal 2009, and we also continued to appropriately invest capital in new restaurants thereby profitably growing market share.

We believe that our relatively strong comparable sales performance is a solid testimonial to the continued successful execution of our higher quality, more differentiated "casual-plus" competitive positioning strategy that we began implementing over five years ago for the BJ's concept. While many of our casual dining competitors reacted to the pressures of the recession last year by cutting their restaurant staffing levels, deferring maintenance and excessively discounting their menu offerings, BJ's did none of these. We made a courageous decision to stay on target and keep prudently investing in BJ's longer-term future and protect our "vital organs" (the morale and productivity of our team members). We believe consumers will continue to increase their patronage of those higher quality, more differentiated casual dining concepts that continually re-invest in their core operations as compared to those concepts that have adopted a "save their way to success" operating philosophy during these difficult economic times.

## Our brand promise, “to be the very definition of WOW in casual dining,” means we must continue to focus on providing a higher quality, more differentiated and less commoditized restaurant experience in every aspect of our concept and operational execution.

In response to the operating environment in 2009, we elevated the prominence of our strong value message to our guests, coupled with our “casual plus” positioning. Among other things, we executed this message by upgrading our entire bar program including better glassware, new wines, more popular spirits and special seasonal drinks. We also introduced many new menu items that further enhanced our reputation for value and quality, including our new flatbread appetizer pizzas and a host of new sandwiches, soups and upgraded entrée presentations. Our marketing and brewery operations teams created and executed our most effective seasonal beer program in BJ’s history. In fact our signature “Oktoberfest” beer achieved 12% of total beer sales during its promotion period, which represented the best performance ever for one of our seasonal brews.

In the casual dining business, the majority of sales are produced and consumed within the four walls of the restaurant. Therefore, it is extremely important to not only maintain the restaurants in a “like new, first class” manner, but also to continually enhance the restaurant facilities over time in order to maintain their relevance, energy and overall contemporary “look and feel” with consumers. At BJ’s, we spend a considerable amount of time and effort to ensure that our restaurants are warm, inviting and contemporary. During 2009, we continued the rollout of our expanded guest beer tap program to an additional 12 restaurants. Today, we have over one-third of our restaurants with a minimum of 20 guest tap handles in addition to our proprietary BJ’s beer that offer our guests a high quality, diverse collection of craft beers on tap. We also completed 10 remodels during the past year and upgraded several restaurants with our new signature bar statement featuring our 103" plasma televisions.

We believe that better-quality brands win most market share battles. This is why we have worked very hard during the past five years to elevate BJ’s above the “mass market” grill and bar, “varied menu” and “brewpub” concepts. And, our work is not yet finished. During 2010, we will continue to evolve our menu by executing three menu changes, which is one more than we typically execute. Our first menu change introduced our new “snacks and small bites” offerings, priced at $2.95 and $3.95, as well as additional lunch menu items such as our new teriyaki bowls. We believe these items will continue to enhance our overall value proposition with consumers and also introduce entirely new menu categories for BJ’s. As we have previously mentioned, our expanded guest beer tap program has proven to be successful and we plan to continue steadily retrofitting our existing restaurants, so that by the end of 2010 over 60% of our restaurants should be offering this program. We believe few casual dining chain restaurants embrace the latest video technology like we do at BJ’s. Our bar video program, built around our large-screen plasma televisions, is not only signature to BJ’s, but also represents a competitive advantage and quality differentiator compared to many of our peers. As a result, we have scheduled several more restaurants to receive a new 103” plasma television during the upcoming year.

The success of our “casual-plus” competitive positioning strategy is highly dependent upon the men and women that operate our restaurants and take care of our guests every day. Our brand promise, “to be the very definition of WOW in casual dining,” means we must continue to focus on providing a higher quality, more differentiated and less commoditized restaurant experience in every aspect of our concept and operational execution. This will require continuous investment in not only our food, beverages, and facilities but, more importantly, in our team members. Simply stated, our guests see our team



## Revenues

(In Thousands)


$178,210
$238,928
$316,095
$374,076
$426,707
2005
2006
2007
2008
2009

## Net Income

(In Thousands)


$8,351
$9,845
$11,705
$10,308
$13,038
2005
2006
2007
2008
2009

members as our brand. This is why we will continue investing in the overall talent level and capabilities of our restaurant management and hourly team members ensuring that we sustain and improve upon our "Gold Standard" level of service and hospitality. During the upcoming year, we plan to further update our talent assessment tools and develop new internal management advancement and "high potential" programs for qualified individuals that want to join the BJ's team. We will also test a new managing director program that will help train, develop and elevate some of our top-performing general managers to multi-restaurant supervision responsibilities.

Our restaurant expansion strategy remains robust. During 2009, despite the economic challenges which caused many restaurant companies to either slow or stop new unit development altogether and also reduce their capital investments in facility remodels and maintenance, BJ's continued its forward momentum. We opened 10 new restaurants and achieved our goal to increase our operating weeks by 15.5% during the year. We not only achieved our targeted capacity growth, but we did so with high quality execution. During 2009, we set numerous sales records, including a Florida sales record from our new Gainesville restaurant (opened in March 2009), and a Texas sales record from our new Hurst restaurant (opened in November 2009). We also achieved a new Company opening-week sales record twice during the year. Our new Downey, CA restaurant initially set a new record when it opened in August 2009, only to have its sales record broken two months later when our Culver City, CA restaurant opened in October 2009.

Looking forward to 2010, we will continue our disciplined approach to opening high-quality restaurants and prudently investing our capital to create what we believe will be the best opportunity to build longer-term enterprise value. For the next few years, our new restaurant expansion strategy will continue to focus on AAA-quality locations in mature densely populated trade areas primarily located within our existing 13-state geographical "footprint." By concentrating expansion in our existing markets, we will have the best opportunity to leverage our business model for all constituencies. For example, clustering our restaurants in geographic areas allows for more effective field supervision, supply chain distribution for our food and beer, management talent and marketing efficiencies. Our current intention over the next few years is to increase our total capacity, as measured in total restaurant operating weeks, at an annual double-digit rate. By doing so, we believe we would be one of just a few casual dining companies achieving this goal. As such, we are well positioned to open as many as 10 to 11 new restaurants during fiscal 2010 and thereby achieve an approximate 13% increase in total restaurant operating weeks. Our current financial position should allow us to principally finance our planned expansion for 2010 and our other planned capital expenditures for the year with internally generated cash flow from operations and committed tenant improvement allowances from our landlords. We continue to believe there is room domestically for at least 300 BJ's restaurants of various site types and sizes.

The evolution of our brewing strategy continues to progress. As we have noted in the past, the steady growth of our restaurant operations resulted in an increased requirement for our proprietary beer. Originally, as a much smaller company with most of our operations in California, we were able to largely satisfy our proprietary beer requirement by opening and operating several small breweries attached to our California restaurants that could service a handful of other BJ's restaurants utilizing a "hub and spoke" production model that is legally permitted to a limited extent in California. At


2
2
3
50
3
5
2
17
1
1
2
1
5

*Restaurants as of April 1, 2010*

the same time we also began developing relationships with smaller-scale, highly qualified contract brewers to produce our beer in states where the "hub and spoke" model was not legally permitted.

By the beginning of 2008, our proprietary beer requirements became substantial enough where we could pursue the more beneficial capabilities of larger, more sophisticated contract brewers. Currently, we have qualified three larger-scale contract brewers to brew our proprietary beer, and we continue to evaluate other high quality large scale contract brewers for additional opportunities. We believe that large-scale contract brewing represents the best production method for our handcrafted beers due to their more sophisticated quality control systems and leverageable supply chain relationships. We currently anticipate approximately 60% of our beer requirements for 2010 will be produced by contract brewers as compared to approximately 45% this past year. By transferring more of our beer production to high quality contract brewers, our brewery operations team will be able to better focus on our core competency with respect to beer: the creation and development of award-winning signature beer flavors. This was never more evident than in 2009 as our seasonal brews collectively attained their highest sales level ever for BJ's. As a result, our brewery operations team is developing more unique beers to join our seasonal beer rotation during 2010.

While our primary responsibility is to steadily build long-term enterprise value for our shareholders, we also have a responsibility to be a better corporate citizen and to support the communities that in turn support our restaurants. The BJ's Restaurants Foundation, in just its fourth year, received the prestigious 2009 "Restaurant Neighbor Award" for large restaurant companies from the National Restaurant Association. This award recognized our "TASC Force" (Team Action to Support Communities) program where our restaurant team members across the country volunteer their own free time for local community causes and events. Our Foundation made financial contributions to more than forty charities in support of these TASC Force events and, together with the Company, contributed an additional $521,000 to the Cystic Fibrosis Foundation.

As we move forward into 2010, we anticipate the economic and operating environment for casual dining restaurants to remain challenging. Having said that, we have never felt better about the strength of BJ's competitive positioning as a higher quality, more differentiated casual dining concept and brand, and the factors in our business that we can control. With only 92 restaurants opened at the end of fiscal 2009, we believe that the bulk of our growth remains well ahead of us. We would like to express our deepest appreciation and thanks to our loyal restaurant guests, our dedicated team members, our shareholders and our supplier partners for their support during this past year, and we look forward to another year of prosperous growth for BJ's during 2010.

## BJ's Leadership Team

April 1, 2010

# Welcome to BJ's

Since our first restaurant opened in 1978, it's been our privilege to welcome guests into our restaurants, never forgetting that we have to earn loyalty and trust during each visit. To that end, we are constantly evolving our menu, fine tuning our service and hospitality, and improving our facilities to provide our guests with the dining experience they've come to expect at BJ's. Quality food, genuine attentive service and inviting surroundings, coupled with flawless and relentless execution of every detail that our guests expect and deserve, are things we never forget. Keeping fanatical fans of the BJ's concept is our constant goal.



Connecting with Every Guest
Pages 6-7



Building a Stronger Brand
Pages 8-9



Developing Strong Talent at all Levels
Pages 10-11



## Right this way, please.

As guests visit our restaurants, they have an expectation of quality food, exceptional service and first class facilities. We constantly strive to exceed all these expectations.



## Welcome!

When we welcome our guests, we treat them as if we were inviting them into our own homes. We never forget that each person has a choice in where to dine, and we feel privileged each time they choose us.

# Connecting with Each and Every Guest

We want to create an emotional connection with our guests to earn their loyalty and trust. BJ's is a welcoming, caring, dependable, high-energy and fun casual restaurant. But, we never confuse a casual restaurant with casual operation of the restaurant. We do whatever it takes to consistently and correctly serve high–quality food and beverages in a high–quality environment for our guests, and we always do our best to control what we can control while delivering "Gold Standard" hospitality and service.



## Have you made your selections?

We invite our guests to enjoy anything they want, prepared exactly how they want it.



"Gold Standard" hospitality and service.
We're sincerely glad that our guests choose us and we're committed to doing more than is expected. We strive to say "yes" to every request from our guests.



Wow - I love this place!™
We create and keep fanatical fans of BJ's concept and brand.



It's my pleasure!
We put quality and guest satisfaction ahead of cost.









# Building a Stronger Brand

Our vision is to be the very definition of 'WOW' for the casual dining experience. Each of our restaurants features an extensive menu, highly detailed, contemporary decor and a unique video statement, including several high-definition flat panel televisions. This creates a high energy, fun and family-friendly dining environment for everyone to enjoy. Building a successful brand means a constant focus on providing exceptional food, served by energetic and caring team members in a warm and friendly restaurant.


















BJ's

# Developing Strong Talent

The success of BJ's is dependent upon the team members that operate our restaurants and take care of our guests. It takes well-trained team members to prepare each item correctly and friendly and knowledgeable team members who check first to see that your order has been prepared properly before bringing it to you. Simultaneously, it takes our highly trained management teams to oversee all that's happening in the restaurant, from the parking lot and hospitality desk to the dishwasher and receiving door, plus everything in between. These are exceptional people, all carefully chosen and meticulously trained and all committed to a special dining experience for each BJ's guest.

## 2009 Restaurants of the Year


PIZZA
BJ's
GRILL

Westwood, CA – Pizza / Grill Format


BREWHOUSE

Rancho Cucamonga, CA – Restaurant Brewhouse Format

## 2009 Team Members of the Year



Take Out
Deniz Wyatt
Summerlin, NV



Dining Room Regional Trainer
Christina Navarro
Vacaville, CA



Bartender
Shanola Hampton
Valencia, CA



Kitchen Regional Trainer
Eleazar Ocampo
Pearland, TX



Home Office Support
Michael Keepers
Huntington Beach, CA



Kitchen Expediter
Edith Escobedo
Folsom, CA



Line Cook
Carlos Cruz
La Jolla, CA



Server
Britany Alcoriza
Natomas, CA



Service Assistant
Virginia Baravas
San Mateo, CA



Hospitality Desk
Katie Bennett
Pinellas Park, FL



Brewmaster
Michael Ferguson
Huntington Beach, CA

# Recognizing Quality Within

Leadership, results and passion are what separate our recognized team members and restaurants of the year from others. The team members and operators featured above perform at a "Gold Standard" level and provide flawless execution with their personal commitment to our corporate vision. Each of these individuals participates in such programs as STAR (Service, Teamwork, Attitude, and Reliability), Regional Training, Service Mastery Green Apron and the BJ's TASC Force. They share a common thread for outstanding leadership and contributions to our Company and are instrumental in keeping fanatical fans of BJ's concept and brand. Our promise: Be the best—never compromise!

# Leadership Team

Gerald W. Deitchle
Chairman, President and CEO

Gregory S. Levin
Executive Vice President, Chief Financial Officer and Secretary

Gregory S. Lynds
Executive Vice President and Chief Development Officer

Wayne L. Jones
Executive Vice President and Chief Restaurant Operations Officer

John D. Allegretto
Chief Supply Chain Officer

Matthew D. Hood
Chief Marketing Officer

Matthew J. Kimble
Chief Human Resources Officer

Lon F. Ledwith
Senior Vice President, Operations Talent Development

Alexander M. Puchner
Senior Vice President, Brewing Operations

Stephen J. Demetor
Vice President, Construction

James A. Drake
Vice President, Kitchen Operations

Donald M. Gardner, Jr.
Vice President, Facilities

Raymond G. Martin
Vice President, Culinary Development

Brian W. Pearson
Vice President, Information Services

Jeffrey R. Preston
Vice President, Purchasing

Rana G. Schirmer
Vice President, Accounting and Controller

Steven M. Mintzer
Regional Vice President, Restaurant Operations

Christopher P. Pinsak
Regional Vice President, Restaurant Operations

---

Robert B. DeLiema
President, BJ's Restaurants Foundation

# Board of Directors

Gerald W. Deitchle
Chairman, President and CEO
BJ's Restaurants, Inc.

Peter A. Bassi
Retired; Chairman and President
Yum! Restaurants International

Larry D. Bouts
Investor/ Business Advisor; Former Chairman and CEO Six Flags Theme Parks

Shann M. Brassfield
President, Golden Resorts, Inc.

James A. Dal Pozzo
President, The Jacmar Companies

John F. Grundhofer
Chairman Emeritus, U.S. Bancorp

William L. Hyde, Jr.
CEO, Briarwood West Investments, LLC

J. Roger King
Retired; Senior Vice President,
Human Resources, PepsiCo, Inc.

# Shareholder Information

Corporate Offices
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647
(714) 500-2400
www.bjsrestaurants.com

Common Stock
The Company's common stock is traded on the NASDAQ stock market under the symbol "BJRI".

Legal Counsel
Jeffer, Mangels, Butler, & Marmaro, LLP
Los Angeles, California

Independent Registered Public Accounting Firm
Ernst & Young LLP
Irvine, California

Investor Relations
Inquiries from shareholders, analysts or prospective investors should be directed to:
Gregory S. Levin
Executive Vice President, Chief Financial Officer and Secretary
(714) 500-2400
investorrelations@bjsrestaurants.com

Inquiries for stock transfer requirements, lost certificates and changes to addresses should be directed to:
Computershare Investor Services
250 Royall Street
Canton, MA 02021
(800) 962-4284

Annual Shareholders Meeting Date
June 8, 2010
Irvine, California

Designed by: Stoyan Design / Photography: Anthony Gomez Photography, Svoboda Studios, Walter Urie Photography


RESTAU
TAK







Designed by: Stoyan Design / Photography: Anthony Gomez Photography, Svoboda Studios, Walter Urie Photography



RESTAURANT
TAKE OUT
BJ's


BJ's

**BJ'S RESTAURANTS, INC.**
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

Dear Shareholders:

You are cordially invited to attend the BJ's Restaurants, Inc. Annual Meeting of Shareholders on Tuesday, June 8, 2010 at 9:00 a.m. (Pacific Daylight Time). The meeting will be held at the BJ's Restaurant and Brewhouse located at 13130 Jamboree Road, Irvine, California 92602.

The matters to be acted upon at the meeting are described in the attached Notice of Annual Meeting and Proxy Statement. Our agenda for the Annual Meeting will also include an overview of our business strategy and recent performance.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO VOTE YOUR SHARES PROMPTLY BY MAIL, TELEPHONE OR INTERNET AS INSTRUCTED ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM.

Sincerely,

Gerald W. Deitchle
Chairman of the Board, President and Chief Executive Officer

**IF YOU PLAN TO ATTEND THE MEETING**

Please note that attendance will be limited to shareholders. Admission will be on a first-come, first-served basis. Shareholders may be asked to present valid picture identification, such as a driver's license or passport. Shareholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.



**BJ'S RESTAURANTS, INC.**
**7755 Center Avenue, Suite 300**
**Huntington Beach, California 92647**

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of BJ's Restaurants, Inc., a California corporation, will be held at our "BJ's Restaurant & Brewhouse" located at 13130 Jamboree Road, Irvine, California 92602, on Tuesday, June 8, 2010 at 9:00 a.m., Pacific Daylight Time, for the following purposes:

(1) The election of seven directors to serve until our next Annual Meeting of Shareholders and until their successors are elected and qualified;

(2) Ratification and approval of an amendment to our Articles of Incorporation to increase the authorized number of shares of our Common Stock to 125,000,000 shares;

(3) Ratification and approval of our 2005 Equity Incentive Plan, as amended, including an amendment to increase the number of shares of Common Stock reserved for issuance thereunder by 1,200,000 shares;

(4) Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm ("independent auditor") for fiscal 2010; and,

(5) The transaction of such other business as may properly come before the meeting or any adjournments or postponements thereof.

The close of business on April 19, 2010, has been fixed by the Board of Directors as the record date for determining shareholders entitled to notice of and to vote at the meeting or any adjournment or postponements thereof. For a period of at least ten days prior to the meeting, a complete list of shareholders entitled to vote at the meeting will be open for examination by any shareholder during ordinary business hours at our corporate headquarters located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

YOUR VOTE IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY IN ORDER TO ENSURE THE PRESENCE OF A QUORUM.

*Registered holders may vote:*

1. By Internet: go to http://www.investorvote.com/BJRI
2. By toll-free telephone: call 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico any time on a touch tone telephone.
3. By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Any proxy may be revoked at any time prior to the exercise of the proxy at the Annual Meeting of Shareholders.

*Beneficial Shareholders.* If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By Order of the Board of Directors,

GERALD W. DEITCHLE
Chairman of the Board, President and Chief Executive Officer

May 3, 2010

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 8, 2010**

**The Proxy Statement related to our 2010 Annual Meeting of Shareholders, our Annual Report to Shareholders for the year ended December 29, 2009, our Annual Report on Form 10-K for the year ended December 29, 2009 and directions to our 2010 Annual Meeting of Shareholders are available under "Proxy Materials" in the "Investors" section of our website at www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.**

**BJ'S RESTAURANTS, INC.**
**7755 Center Avenue, Suite 300**
**Huntington Beach, California 92647**

# PROXY STATEMENT

## ANNUAL MEETING OF SHAREHOLDERS
## JUNE 8, 2010

## INFORMATION CONCERNING SOLICITATION OF PROXIES AND VOTING

The following information is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors of BJ's Restaurants, Inc. in connection with our Annual Meeting of Shareholders and adjournments or postponements thereof to be held on June 8, 2010 at our "BJ's Restaurant & Brewhouse" located at 13130 Jamboree Road, Irvine, California 92602, at 9:00 a.m., Pacific Daylight Time, for the purposes stated in the Notice of Annual Meeting of Shareholders preceding this Proxy Statement.

## SOLICITATION AND REVOCATION OF PROXIES

A form of proxy is being furnished herewith to each shareholder and in each case is solicited on behalf of our Board of Directors for use at the Annual Meeting. We made copies of this Proxy Statement available to shareholders beginning on May 3, 2010. We will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others forwarding the solicitation material to beneficial owners of stock. We may reimburse persons holding shares in their names or the names of their nominees for the benefit of others, such as brokerage firms, banks, depositaries, and other fiduciaries, for costs incurred in forwarding solicitation materials to their principals. The costs of such solicitation are not expected to exceed $5,000. Our directors, officers and regular administrative employees may solicit proxies personally, by telephone or electronic communication but will not be separately compensated for such solicitation services.

Shareholders are requested to complete, date and sign the accompanying proxy and return it promptly to us. Internet and telephone voting is available through 11:00 p.m., Pacific Daylight Time, on June 7, 2010. Any proxy given may be revoked by a shareholder at any time before it is voted at the Annual Meeting and all adjournments thereof by filing with our Secretary a notice in writing revoking it, or by duly executing and submitting a proxy bearing a later date via the internet, by telephone or by mail. Proxies may also be revoked by any shareholder present at the Annual Meeting who expresses a desire to vote their shares in person. Subject to such revocation, all proxies duly executed and received prior to, or at the time of, the Annual Meeting will be voted FOR the election of all seven of the nominee-directors specified herein, FOR the amendment to our Articles of Incorporation to increase the authorized number of shares of our Common Stock to 125,000,000 shares, FOR our 2005 Equity Incentive Plan, as amended, including the amendment to increase the number of shares of Common Stock reserved for issuance thereunder by 1,200,000 shares and FOR the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2010, unless a contrary choice is specified in the proxy. Where a specification is indicated as provided in the proxy, the shares represented by the proxy will be voted and cast in accordance with the specification made therein. As to other matters, if any, to be voted upon, the persons designated as proxies will take such actions as they, in their discretion, may deem advisable. The persons named as proxies were selected by our Board of Directors and each of them is one of our officers.

Your execution of the enclosed proxy or submitting your vote by telephone or on the internet will not affect your right as a shareholder to attend the Annual Meeting and to vote in person.

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In that case, your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares.

If you are a street name holder and fail to instruct the shareholder of record how you want to vote your shares on a particular matter, those shares are considered to be "uninstructed." New York Stock Exchange rules determine the circumstances under which member brokers of the New York Stock Exchange may exercise discretion to vote "uninstructed" shares held by them on behalf of their clients who are street name holders. With respect to the election of the nominees for director and to ratify and approve our 2005 Equity Inventive Plan, as amended, the rules do not permit member brokers to exercise voting discretion as to the uninstructed shares. The 2010 Annual Meeting of Shareholders will be our first Annual Meeting at which member brokers will not be permitted to exercise voting discretion for the election of directors due to a recent amendment to the New York Stock Exchange rules. With respect to the proposal to ratify and approve the amendments to our Articles of Incorporation and the ratification of the selection of Ernst & Young LLP as our independent auditor for the year ending December 28, 2010, the rules permit member brokers to exercise voting discretion as to the uninstructed shares. For matters with respect to which the broker, bank or other nominee does not have voting discretion or has, but does not exercise, voting discretion, the uninstructed shares will be referred to as a "broker non-vote."

Under our Bylaws and California law, shares represented by proxies that reflect abstentions or "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If you properly submit your proxy but withhold authority to vote for one or more director nominees or abstain from voting on the other proposals, your shares will be counted as present at the Annual Meeting for the purpose of determining a quorum and for the purpose of calculating the vote on the particular matter(s) with respect to which you abstained from voting or withheld authority to vote. If you do not submit your proxy or voting instructions and also do not vote by ballot at the Annual Meeting, your shares will not be counted as present at the meeting for the purpose of determining a quorum unless you hold your shares in street name and the broker, bank, trust or other nominee has discretion to vote your shares and does so.

If you withhold authority to vote for one or more of the director nominees or you do not vote your shares on this matter (whether by broker non-vote or otherwise), this will have no effect on the outcome of the vote. With respect to the proposal to ratify and approve the amendments to our Articles of Incorporation, if you abstain from voting or you do not vote your shares (or, for shares held in street name, if you do not submit voting instructions and your broker, bank, trust or other nominee does not or may not vote your shares), this will have the same effect as a vote against the proposal. With respect to the proposals to ratify and approve our 2005 Equity Incentive Plan, as amended, and to ratify the selection of Ernst & Young LLP as our independent auditor, if you abstain from voting, doing so will have the same effect as a vote against the proposal, but if you do not vote your shares (or, for shares held in street name, if you do not submit voting instructions and your broker, bank, trust or other nominee does not or may not vote your shares), this will have no effect on the outcome of the vote.

## HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of Annual Meeting and Proxy Statement and the 2009 Annual Report may have been sent to multiple stockholders in your household. If you would like to obtain another copy of either document, please contact our Investor Relations Department at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, telephone (714) 500-2400. If you want to receive separate copies of the proxy statement and annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

## SHAREHOLDERS' VOTING RIGHTS

Only holders of record of shares of our Common Stock, no par value, at the close of business on April 19, 2010 (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. On April 14, 2010 there were 27,013,800 shares of Common Stock outstanding, with one vote per share, held by 114 shareholders of record. We estimate that there were approximately 6,000 beneficial shareholders.

With respect to the election of directors, assuming a quorum is present, the seven candidates receiving the highest number of votes are elected. See "Nomination and Election of Directors." To ratify and approve the amendments to our Articles of Incorporation, the affirmative vote of the holders of a majority of the shares of our Common Stock outstanding on the Record Date is required. To ratify and approve our 2005 Equity Inventive Plan, as amended, or to ratify the appointment of Ernst & Young LLP, assuming a quorum is present, the affirmative vote of shareholders holding a majority of the voting power represented and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) is required. A quorum is the presence in person or by proxy of shares representing a majority of the voting power of our Common Stock.

## NOMINATION AND ELECTION OF DIRECTORS

## (PROPOSAL NO. 1 ON PROXY CARD)

The number of directors of our Company shall not be less than seven and no more than 13 in accordance with our Bylaws. The exact number is fixed from time to time by our Board of Directors. Effective September 9, 2009, the authorized number of directors was increased from seven to eight and William L. Hyde, Jr. was appointed to serve as a director. Our directors (including Mr. Hyde) are subject to election at each Annual Meeting of Shareholders. Mr. Shann Brassfield, who has been a director of BJ's since January 2001, notified us that he will not stand for reelection to the Board of Directors at the Annual Meeting in order to devote his full-time attention to other business interests. Therefore, at this Annual Meeting, seven directors will be elected to serve until the next Annual Meeting of Shareholders and until their successors are elected and qualify. The nominees for election as directors at this Annual Meeting set forth in the table below all currently serve on our Board of Directors and are all recommended by our Board of Directors for reelection at the Annual Meeting. In the event that any of the nominees for director should become unable to serve if elected, it is intended that shares represented by proxies which are executed and returned will be voted for such substitute nominee(s) as may be recommended by our existing Board of Directors.

The seven nominee-directors receiving the highest number of votes cast at the Annual Meeting will be elected as our directors. Subject to certain exceptions specified below, shareholders of record on the Record Date are entitled to cumulate their votes in the election of our directors (i.e., they are entitled to the number of votes determined by multiplying the number of shares held by them times the number of directors to be elected) and may cast all of their votes so determined for one person, or spread their votes among two or more persons as they see fit. No shareholder shall be entitled to cumulate votes for a given candidate for director unless such candidate's name has been placed in nomination prior to the vote and the shareholder has given notice at the Annual Meeting, prior to the voting, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Discretionary authority to cumulate votes is hereby solicited by the Board of Directors if any shareholder gives notice of his or her intention to exercise the right to cumulative voting. In that event, the Board of Directors will instruct the proxy holders to vote all shares represented by proxies in a manner that will result in the approval of the maximum number of directors from the nominees selected by the Board of Directors that may be elected with the votes held by the proxy holders.

The following table sets forth certain information concerning the nominees for election as directors:

| Nominee | Principal Occupation | Age |
|---|---|---|
| Gerald W. Deitchle | Chairman of the Board, President and Chief Executive Officer | 58 |
| Peter A. Bassi | Retired Chairman of Yum! Restaurants International | 60 |
| Larry D. Bouts | Investor/Business Advisor; Former Chairman and Chief Executive Officer of Six Flags Theme Parks | 61 |
| James A. Dal Pozzo | President of The Jacmar Companies | 51 |
| John F. Grundhofer | Retired Chairman, Chief Executive Officer and President, U.S. Bancorp | 71 |
| William L. Hyde, Jr. | Chief Executive Officer, Briarwood West Investments LLC | 62 |
| J. Roger King | Retired Senior Vice President, Human Resources of PepsiCo, Inc. | 69 |

GERALD ("JERRY") W. DEITCHLE has been a member of our Board of Directors since November 2004. He accepted the Board's offer to become our President and Chief Executive Officer in February 2005. In June 2008, Mr. Deitchle was unanimously elected to the additional post of Chairman of the Board. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino's Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants with his last position as corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver's Restaurants, Inc., with his last position as Executive Vice President.

PETER ("PETE") A. BASSI has been a member of our Board of Directors since September 2004 and currently serves as our lead independent director. Mr. Bassi retired in 2005 as Chairman of Yum! Restaurants International (also known as "YRI"). YRI is the International Division of Yum! Brands, Inc. ("Yum!"), which operates and franchises Taco Bell, Pizza Hut, KFC, Long John Silver's and A&W Restaurants. Mr. Bassi led YRI since June 1997. Prior to this assignment, he was in charge of YRI's Asian business. Yum! was created in 1997 in a spin-off from PepsiCo, Inc. Mr. Bassi joined PepsiCo in 1972 in the Pepsi-Cola Company. During his long tenure at PepsiCo, Mr. Bassi served in various assignments at Pepsi-Cola International, Pizza Hut (U.S. and International), Frito-Lay, and Taco Bell. Mr. Bassi currently serves as a director for privately held Potbelly Sandwich Works. From 2002 to 2009, Mr. Bassi also served on the board of publicly held The Pep Boys – Manny, Moe & Jack.

LARRY D. BOUTS has been a member of our Board of Directors since April 2004. Mr. Bouts currently serves as an investor and advisor to several early-stage companies in various industry segments, including technology, energy and consumer-oriented businesses. Previously, Mr. Bouts served as Chairman and Chief Executive Officer of Six Flags Theme Parks while a private company. Prior to that, he led the launch of the Toys "R" Us international expansion throughout Canada, Australia, Europe, and Asia as President of the International Division, successfully developing a profitable multi-billion dollar offshore retail brand in over 25 countries. Mr. Bouts spent 13 years at PepsiCo, Inc. in finance where he held various planning and finance positions, including Chief Financial Officer of two of PepsiCo's operating divisions.

JAMES ("JIM") A. DAL POZZO has been a member of our Board of Directors since January 2001. Mr. Dal Pozzo has served as the President of The Jacmar Companies since 1993 and was Jacmar's Chief Financial Officer and Treasurer from 1987 to 1992. Mr. Dal Pozzo served as the Chief Financial Officer of the Ojai Ranch and Investment Company in 1992. Mr. Dal Pozzo also serves as the Chairman of the Board of Directors of Monrovia Nurseries, and is a Governor of Shawnigan Lake School in Shawnigan Lake, BC. Mr. Dal Pozzo is a certified public accountant and was with Peat Marwick from 1981 to 1987, where he specialized in the restaurant, distribution, retail and manufacturing industries.

JOHN ("JACK") F. GRUNDHOFER has been a member of our Board of Directors since April 2002. Mr. Grundhofer is Chairman Emeritus, a non-elected honorary position, of U.S. Bancorp, the sixth largest financial services holding company in the United States. Mr. Grundhofer retired from U.S. Bancorp in 2002. Prior to his retirement, Mr. Grundhofer served as U.S. Bancorp's Chairman from 1990 to 1997 and in 1999. Mr. Grundhofer also served as Chief Executive Officer of U.S. Bancorp from 1990 until February 2001, and served as President of U.S. Bancorp from 1990 until 1999. He reassumed the position of President from August 2000 until the merger of Firstar Corporation and U.S. Bancorp in February 2001. Prior to joining U.S. Bancorp, Mr. Grundhofer served as Vice Chairman and Senior Executive Officer for Southern California with Wells Fargo Bank. Mr. Grundhofer is a director of The Donaldson Company, Inc., Securian Financial Group (formerly known as Minnesota Life Insurance Company), World Point Terminals, Inc. and Capmark Financial Group, Inc. He also serves on the board of numerous charitable organizations, universities, and advisory boards.

WILLIAM ("BILL") L. HYDE, JR. was appointed to our Board of Directors in September 2009. Mr. Hyde currently serves as Chief Executive Officer of Briarwood West Investments LLC, a company he formed, after his retirement in 2003, to principally focus on the creation and development of higher-end casual dining concepts. Prior to his retirement, Mr. Hyde held executive positions at various companies in the restaurant industry, with his most recent experience serving as President of Morton's Restaurant Group from 1994 to 1997 and Chief Executive Officer of Ruth's Chris Steak House, Inc. from 1997 to 2003. Mr. Hyde has served on various industry and charitable boards including the National Restaurant Association, Goodwill Industries, National Restaurant Association Educational Foundation, American Institute of Wine and Food, American Beverage Institute and Distinguished Restaurants of North America. Mr. Hyde currently serves on the executive committee for the National Restaurant Association and as chairman of the National Restaurant Association Education Foundation and the Distinguished Restaurants of North America. In 2002, Mr. Hyde was also appointed to the United States Department of Commerce's Travel and Tourism Promotion Advisory Board.

J. ROGER KING has been a member of our Board of Directors since April 2002. Mr. King spent 29 years in the human resources field for PepsiCo, Inc. During that tenure, he served as Senior Vice President of Human Resources at PepsiCo, Inc., Vice President of Labor Relations at Frito-Lay and Vice President of Human Resources at Pizza Hut. Mr. King also serves on the Board of Trustees of Texas Christian University. In addition, he has served as Chairman of the Employee Relations Committee of The Business Roundtable and Vice Chairman of the Labor Policy Association in Washington, D.C. Mr. King has previously served on the boards of Northeast National Bank in Fort Worth, Texas and the Personnel Group of America Inc.

Each nominee brings unique capabilities to the Board. The Board believes the nominees as a group have the experience and skills in areas such as general business management, corporate governance, leadership development, restaurant management, finance and risk management that are necessary to effectively oversee our Company. In addition, the Board believes that each of our directors possesses high standards of ethics, integrity and professionalism, sound judgment, community leadership and a commitment to representing the long-term interests of our shareholders. Following is additional information as to why each nominee is qualified to serve as a director of our Company:

- Mr. Deitchle has been our President and Chief Executive Officer since February 2005 and our Chairman since June 2008, and has over 25 years of executive and financial management experience with large, national restaurant companies, both privately-and publicly-held. The Board believes he has the necessary background and experience to continue to lead the development and execution of our longer-term strategic positioning and expansion plans, as well as its shorter-term tactical plans.
- Mr. Bassi served as the Chairman of Yum! Restaurants International until he retired in 2005. As a former senior executive officer of one of the largest publicly-held restaurant companies in the United States, he brings uniquely-suited management experience to the Board as well as extensive marketing knowledge and expertise from his almost 40 years in the food and beverage industry. Mr. Bassi's significant financial experience also qualifies him as an audit committee financial expert under applicable rules of the Securities and Exchange Commission. Mr. Bassi also has prior experience as a public company director.
- Mr. Bouts has extensive management and financial experience through his service as a chief executive officer of large consumer-discretionary segment companies, including Six Flags Theme Parks and the international division of Toys "R" Us. Mr. Bouts also has significant financial experience which qualifies him as an audit committee financial expert under applicable rules of the Securities and Exchange Commission.
- Mr. Dal Pozzo's experience as the President of a holding company with interests in foodservice distribution, restaurants and real estate development provides him with extensive knowledge of the food distribution, supply chain operations and restaurant industry. Mr. Dal Pozzo also has experience in risk management in food distribution and supply chain and has also gained significant experience and knowledge of the restaurant industry through his service on the Board. Mr. Dal Pozzo is also a certified public accountant.
- Mr. Grundhofer has significant management, financial, and risk management knowledge and experience gained from his service as the senior executive officer of U.S. Bancorp, the sixth largest financial services holding company in the United States. He has current and prior experience as a public company director. His leadership experience as an executive of one of the country's largest financial services companies and his considerable experience in oversight roles as a director, provides valuable experience, insight and judgment to the Board. Mr. Grundhofer also qualifies as an audit committee financial expert under applicable rules of the Securities and Exchange Commission.
- Mr. Hyde has extensive operations and senior management experience through his service as a chief executive officer or president of other national restaurant companies during his 35 year career. Mr. Hyde has extensive restaurant industry background and experience in leading the successful growth of national restaurant concepts.

- Mr. King has extensive management experience through his service as a senior executive officer with PepsiCo and its operating divisions. He also has a thorough understanding of human resources issues and employee relations, which has benefited the Board and management in shaping our Company's culture and compensation practices.

We have entered into an employment agreement with Mr. Deitchle that requires us to take all reasonable action within our control to cause him to continue to be appointed or elected to our Board of Directors and to serve as its Chairman during the term of his employment agreement. Mr. Deitchle was appointed Chairman of the Board effective June 4, 2008.

Pursuant to our Bylaws, we currently have eight (8) authorized directors. Since Mr. Brassfield has chosen not to stand for reelection to the Board, it is expected that only seven directors will be nominated and elected at the Annual Meeting, leaving one vacancy in the Board of Directors. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. The Board of Directors may elect to fill interim vacancies of directors. Each Company officer is elected by, and serves at the discretion of, the Board of Directors, subject to the terms of any employment agreement. The terms of all directors will expire at the next Annual Meeting of Shareholders and when their successors are elected and qualified.

Shareholders wishing to contact any Board member may do so by writing a letter addressed to such Board member and addressing it to our corporate headquarters located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES ABOVE.**

## INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CERTAIN COMMITTEES THEREOF

### Determination of Director Independence

In March 2010, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between us and our subsidiaries and affiliates and each of our directors or any members of their immediate family, including those reported under "Certain Relationships and Related Transactions." The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under the applicable rules of the Securities and Exchange Commission ("SEC") and the NASDAQ.

As a result of this review, the Board affirmatively determined that all of our directors who served as directors for fiscal 2009 or who are nominated for election at the Annual Meeting are independent of us and our management under the applicable rules of the SEC and the NASDAQ, with the exception of Messrs. Deitchle and Dal Pozzo. Mr. Deitchle is not considered to be independent due to his current service as our President and Chief Executive Officer. Mr. Dal Pozzo is not considered to be independent due to his employment as President of The Jacmar Companies, which currently provides food and supply distribution services to us.

### Board Meetings and Board Committees

The Board met five times during fiscal 2009. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and the total meetings of all committees of the Board on which he served held during the last fiscal year, except for Mr. Brassfield who attended three meetings of the Board. At the end of each board meeting, the non-employee directors meet in executive session without members of management present. While we do not have a policy regarding board member attendance at our Annual Meeting, all directors attended our annual shareholders' meeting in June 2009 and all are expected to attend the Annual Meeting this year, other than Mr. King, who is not expected to attend due to a prior commitment. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his duties, including attendance of meetings of our shareholders, the Board and those committees of which he is a member.

The business of our Board of Directors is conducted through full meetings of the Board of Directors, as well as through meetings of its committees. The following provides certain information regarding the committees of the Board of Directors.

**Audit Committee**

Our Board maintains an Audit Committee which reviews and reports to the Board on various auditing, internal controls and accounting matters, including the quarterly reviews and annual audit report from our independent auditor. Throughout fiscal 2009, the Audit Committee consisted of Mr. Grundhofer, Mr. Bouts and Mr. Bassi, all of whom are independent directors. Mr. Grundhofer is the Chairman of the Audit Committee. The Audit Committee held six meetings during the last fiscal year. See "Report of the Audit Committee" for a further description of the functions performed by the Audit Committee. The charter for the Audit Committee is available under "Corporate Governance" in the "Investors" section of our website at www.bjsrestaurants.com.

**Compensation Committee**

The Compensation Committee determines executive compensation policies, administers compensation plans, reviews programs and policies and monitors the performance and compensation of certain officers and other employees. The Compensation Committee also determines appropriate awards under our equity incentive plans, including our 2005 Equity Incentive Plan. The Compensation Committee consisted of Mr. King, Mr. Bassi and Mr. Brassfield during the fiscal year 2009. Mr. Hyde joined the Compensation Committee when he joined the Board in September 2009. All of the members of the Compensation Committee are independent directors. Mr. King is the Chairman of the Compensation Committee. The Compensation Committee held two meetings during the last fiscal year. See "Compensation Discussion and Analysis" for a further description of the functions performed by the Compensation Committee. The charter for the Compensation Committee is available under "Corporate Governance" in the "Investors" section of our website at www.bjsrestaurants.com.

**Governance and Nominating Committee**

Our Board also maintains a Governance and Nominating Committee that is responsible for developing and implementing and monitoring policies and practices relating to our corporate governance. The Governance and Nominating Committee, in conjunction with management, implements our Code of Integrity, Ethics and Conduct, which covers all of our directors, officers and employees and is designed to promote the honest and ethical conduct of our business. In addition, the Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee also prepares and supervises the Board's annual review of directors' independence and the Board's performance self-evaluation. The charter of the Governance and Nominating Committee is available under "Corporate Governance" in the "Investors" section of our website at www.bjsrestaurants.com.

The Governance and Nominating Committee was established in March 2004 and consists of Mr. Grundhofer, Mr. Brassfield, Mr. King and Mr. Bouts, all of whom are independent directors. Mr. Grundhofer serves as Chairman of the Governance and Nominating Committee. The Governance and Nominating Committee conducted its business within the context of regularly scheduled Board meetings and also held two meetings during the last fiscal year.

The Governance and Nominating Committee considers candidates for Board membership suggested by its members and other Board members, as well as candidates suggested by members of our management and by our shareholders. A shareholder who wishes to recommend a prospective nominee for the Board should notify any member of the Governance and Nominating Committee in writing with whatever supporting material the shareholder considers appropriate. The Governance and Nominating Committee will also consider whether to nominate any person nominated by a shareholder pursuant to the provisions of our Bylaws relating to shareholder nominations.

Once the Governance and Nominating Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with the Chairman of the Board and other Board members, as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the following standards and qualifications:

- the ability of the prospective nominee to represent the interests of all of our shareholders;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards;
- the prospective nominee's ability to qualify as a director when we apply for and hold certain business and liquor licenses where such qualification is required;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and,
- the extent to which the prospective nominee helps the Board reflect the diversity of our shareholders, employees, customers, guests and communities.

The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, specific business and financial expertise, experience as a director of a public company, the need for Audit Committee expertise, the evaluations of other prospective nominees and diversity. The Board considers a number of factors in its evaluation of diversity, including geography, age, gender, and ethnicity. As indicated above, diversity is one factor in the total mix of information the Board considers when evaluating director candidates. The Board is committed to increasing its diversity going forward through the recruitment of qualified members with more diverse backgrounds to fill Board vacancies as they occur.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

**Shareholder Communications**

Any shareholder who wishes to communicate directly with the Board of Directors or one or more specific directors may send a letter marked as "confidential" addressed to the Board of Directors or to the specific directors intended to be addressed to our corporate headquarters. In turn, we will forward all such communications to the Board of Directors or to the specific directors identified by the shareholder. Our current policy is to send every shareholder's communication addressed to the Board of Directors or to one or more specific directors to the identified directors.

### Board Involvement in Risk Oversight

Our management is principally responsible for defining the various risks facing our Company, formulating risk management policies and procedures, and managing our risk exposures on a day-to-day basis. The Board's responsibility is to monitor our risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The Board is not principally responsible, however, for defining or managing our various risks. The Audit Committee of the Board of Directors is primarily responsible for monitoring management's responsibility in the area of risk oversight, and risk management is a factor that the Board and the Nominating and Governance Committee consider when determining which directors serve on the Audit Committee. Accordingly, management regularly reported to the Audit Committee on risk management during fiscal 2009. The Audit Committee, in turn, reports on the matters discussed at the committee level to the full Board. The Audit Committee and the full Board focus on the material risks facing our Company, including operational, market, credit, liquidity and legal risks, to assess whether management has reasonable controls in place to address these risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether our compensation arrangements are consistent with effective controls and sound risk management. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

### Board Leadership Structure and Lead Independent Director

In March 2008, our Board of Directors created the position of Lead Independent Director to chair the Board's executive sessions of non-employee directors. The Lead Independent Director also advises the Chairman of the Board and committee chairs with respect to agendas and information needs relating to Board and committee meetings, and performs such other duties as the Board may from time to time assign to assist the Board in fulfilling its responsibilities. Mr. Bassi currently serves as our Lead Independent Director.

Since June 2008, Mr. Deitchle has served in the combined roles of Chairman, President and Chief Executive Officer. The Board believes that Mr. Deitchle is best situated to serve as Chairman because he is the director most familiar with our business and industry and therefore most capable of effectively identifying strategic priorities and leading the discussion and execution of our overall strategy. The Board further believes that Mr. Deitchle's combined service as Chairman, President and Chief Executive Officer creates unified leadership for our Board and our Company and creates a single cohesive vision for our organization. This structure, which is common among U.S.-based publicly traded companies, demonstrates to our employees and shareholders that we are under strong leadership. As Chairman, President and Chief Executive Officer, Mr. Deitchle helps shape the strategy ultimately set by the entire Board and also leverages his operational experience to balance growth and risk management and to facilitate information flow between management and the Board, all of which are essential to effective corporate governance. We believe the oversight provided by the Board's independent directors, the work of the Board's committees previously described and the coordination between the Chief Executive Officer and the independent directors, as conducted by the Lead Independent Director, all provide effective oversight of our strategic plans and operations. Accordingly, we believe having one person serve as Chairman, President and Chief Executive Officer is in the best interests of our Company and our shareholders at this time.

### Compensation of Directors

We compensate each non-employee director with an annual cash retainer of $30,000 (paid in quarterly installments), plus an annual grant of stock options valued at $40,000, with the underlying number of option shares determined using the Black-Scholes option pricing model. The directors' annual equity grant occurs on January 15 each year. Annual equity grants vest over a three-year period. Stock options have an exercise price equal to the closing market price of our Common Stock on the grant date. In addition, the Chairmen of our Audit, Compensation and Governance Committees receive an additional annual cash retainer of $5,000, paid in quarterly installments. Our Lead Independent Director also receives an additional annual cash retainer of $7,500, payable in quarterly installments.

New non-employee directors receive their quarterly installment of their annual cash retainer at the first meeting upon being elected to the Board of Directors. In addition to the regular annual cash retainer, upon initially joining the Board of Directors, each non-employee director receives options to acquire 25,000 shares of Common Stock at a price equal to the closing market price of our Common Stock on the date of the grant. Such options vest over a two-year period. This initial option award will be granted as of the date of the recipient's election to the Board if the election date is open for trading under our "blackout" policy for stock trading, or as of the first open trading day after the election date if the election date is not open for trading under our "blackout" policy.

The following table sets forth information concerning the compensation of our non-employee directors during fiscal 2009:

| Name (1) | Fees Earned or Paid in Cash | Option Awards (2) | Total |
|---|---|---|---|
| Pete A. Bassi (3) | $37,500 | $ 40,101 | $ 77,601 |
| Larry D. Bouts (4) | $30,000 | $ 40,101 | $ 70,101 |
| Shann M. Brassfield (5) | $30,000 | $ 40,101 | $ 70,101 |
| James A. Dal Pozzo (6) | $30,000 | $ 40,101 | $ 70,101 |
| John F. Grundhofer (7) | $40,000 | $ 40,101 | $ 80,101 |
| William J. Hyde, Jr. (8) | $15,000 | $221,306 | $236,306 |
| J. Roger King (9) | $35,000 | $ 40,101 | $ 75,101 |

(1) Directors who are also our employees receive no additional compensation for serving on the Board of Directors. The compensation of Gerald W. Deitchle, our current Chairman, President and Chief Executive Officer is reflected in the Summary Compensation Table.

(2) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2009. Instead, these amounts reflect the aggregate grant date fair value of awards computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification") Topic No. 718, *Compensation-Stock Compensation*. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to 2009 grants, refer to note 1 of our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 29, 2009, as filed with the SEC.

(3) Aggregate number of option awards outstanding held by Mr. Bassi at December 29, 2009 is 51,113.

(4) Aggregate number of option awards outstanding held by Mr. Bouts at December 29, 2009 is 51,113.

(5) Aggregate number of option awards outstanding held by Mr. Brassfield at December 29, 2009 is 76,882.

(6) Aggregate number of option awards outstanding held by Mr. Dal Pozzo at December 29, 2009 is 51,882.

(7) Aggregate number of option awards outstanding held by Mr. Grundhofer at December 29, 2009 is 26,983.

(8) Aggregate number of option awards outstanding held by Mr. Hyde at December 29, 2009 is 25,000. The value of his option award reflects his initial 25,000 option grant upon joining the Board in September 2009.

(9) Aggregate number of option awards outstanding held by Mr. King at December 29, 2009 is 66,882.

**Director Stock Ownership Guidelines**

Effective January 3, 2007, the Board resolved that all non-employee directors are required to hold shares of our Common Stock with a value equal to four times the amount of the annual cash retainer paid to non-employee directors, calculated using the most current year annual cash retainer adopted by the Board. All non-employee directors are required to achieve these guidelines within four years of joining the Board, or at the time these guidelines were adopted. Shares that count towards satisfaction of these guidelines include:

- Stock purchased on the open market;
- Stock obtained through stock option exercises;
- Restricted stock units;
- Deferred stock units; and,
- Stock beneficially owned in a trust, by spouse and/or minor children.

## REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference therein.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in overseeing and monitoring our financial reporting practices. The members of the Audit Committee are independent (as such term is defined in the applicable rules of the NASDAQ and the SEC). In addition, all members of the Audit Committee have been designated as "audit committee financial experts" (as such term is defined by Item 407(d)(5)(ii) of Regulation S-K).

As more fully described in its charter, the Audit Committee oversees our financial reporting and internal control processes on behalf of the Board of Directors, as well as the independent audit of our consolidated financial statements by our independent auditor. The Audit Committee appointed and the shareholders ratified Ernst & Young LLP ("E&Y") as our independent auditor for fiscal year 2009. Management has the primary responsibility for our consolidated financial statements and the financial reporting process, including our system of internal controls. E&Y, as our independent auditor, is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for fiscal year 2009 with management and E&Y. Management and E&Y have represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles.

In addition, during the most recent fiscal year, the Audit Committee:

- reviewed our audited financial statements with management and with E&Y;
- reviewed with E&Y their judgments as to the quality, not just the acceptability, of our consolidated financial statements for fiscal year 2009;
- discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*;
- reviewed the written disclosures and the letter from E&Y required by Independence Standards Board Standard No. 1, as amended, *Independence Discussions with Audit Committee*, and discussed with E&Y its independence, including the compatibility of non-audit services with the auditors' independence; and,
- discussed with E&Y the overall scope and plans for their respective audits.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors and the Board has approved that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended December 29, 2009 for filing with the Securities and Exchange Commission. The Committee and the Board have also appointed Ernst & Young LLP as our independent auditor for its fiscal year 2010.

The Audit Committee

John F. Grundhofer, Chairman    Larry D. Bouts    Peter A. Bassi

## RATIFICATION AND APPROVAL OF
## OUR AMENDMENT TO OUR ARTICLES OF INCORPORATION
## (PROPOSAL NO. 2 ON PROXY CARD)

**Summary**

We are asking shareholders to approve an amendment to our Articles of Incorporation to increase the total number of authorized shares of our Common Stock from 60,000,000 shares to 125,000,000 shares. The additional Common Stock to be authorized by adoption of the amendment would have rights identical to our currently outstanding Common Stock. The number of authorized shares of our preferred stock will not be affected by this amendment and the number of authorized shares of our preferred stock will be maintained at 5,000,000.

The Board believes that it is necessary to increase the authorized number of shares of our Common Stock in order to ensure that we will have a sufficient number of shares of Common Stock available in order to provide the Company with additional flexibility in connection with the execution of its longer-term growth plan and for other corporate purposes, including potential stock splits and stock dividends. Other than increasing the number of authorized Common Shares from 60,000,000 to 125,000,000, the proposed amendment does not change our Articles of Incorporation.

On January 7, 2010, we filed a shelf registration statement on Form S-3 with the U.S. Securities and Exchange Commission ("SEC") and the statement was declared effective by the SEC on January 28, 2010. This registration statement permits us to raise capital from time to time through the offer and sale of various types of securities not to exceed an aggregate value of $75 million. Although we do not have any immediate intentions or commitments to sell any securities pursuant to this registration statement, most of the types of securities we would offer and sell pursuant to this registration statement would consist of shares of our Common Stock or other securities convertible into or exchangeable for shares of our Common Stock. Without additional authorized shares of Common Stock, it could be difficult for us to raise the capital we need to expand our operations through the offer and sale of our securities, whether pursuant to the shelf registration statement or otherwise, which could have an adverse effect on our ability to implement our national expansion plan. In addition to any shares issuable in connection with our shelf registration statement, we also anticipate that we will need additional shares of Common Stock available to continue to award equity grants to our employees, officers, directors and consultants under our 2005 Equity Incentive Plan (which plan is discussed in greater detail in Proposal No. 3 of this Proxy Statement). The additional shares would also be available for the declaration of stock splits, stock dividends and for any other corporate purposes.

Article III, Section A of our Articles of Incorporation currently authorizes us to issue up to 60,000,000 shares of Common Stock, no par value. Our Common Stock is all of a single class, with equal voting, distribution, liquidation and other rights. As of April 14, 2010, 27,013,800 shares of Common Stock were issued and outstanding. Additionally, a total of 3,009,942 shares of our Common Stock have been reserved for issuance upon the exercise of outstanding options or conversion of restricted stock units that have been granted under our 2005 Equity Incentive Plan. Accordingly, approximately 50% of our currently authorized Common Stock has been issued or is reserved for issuance upon exercise or conversion of existing derivative securities.

If this proposal is adopted, the additional authorized shares of Common Stock would become issuable upon the approval of the Board at such times, in such amounts, and upon such terms as the Board may determine, without further approval of the shareholders, unless such approval is expressly required by applicable law, regulatory agencies, NASDAQ or any other exchange or quotation service on which our Common Stock may then be listed. Furthermore, current shareholders will have no preemptive rights to purchase additional shares. Any future issuance of additional shares of Common Stock authorized pursuant to this proposal would ultimately result in dilution of existing shareholders' equity interests.

As is indicated above, we may in the future issue shares of our Common Stock in connection with our shelf registration statement on Form S-3 filed with the U.S. Securities and Exchange Commission on January 7, 2010, although we do not currently have any intentions or commitments to do so. In addition, we expect to continue to issue shares of our Common Stock in connection with awards granted under our equity compensation plans. Otherwise, we do not currently have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of our Common Stock subsequent to the increase in the number of authorized shares.

In addition, although the amendment to increase the authorized number of shares of Common Stock may be construed as having an anti-takeover effect, because authorized and unissued Common Stock could be issued for the purpose of discouraging an attempt by another person to take control of our Company, neither our management nor our Board views this proposal as an anti-takeover mechanism. Also, this proposal is not part of any plan by us to recommend a series of anti-takeover amendments to our Articles of Incorporation, and we do not currently contemplate recommending the adoption of other amendments to our Articles of Incorporation that could be construed to affect the ability of third parties to take over or change control of our Company.

In order to provide the Board with certainty and flexibility to undertake transactions to support our future business growth, the Board deems it is in the best interests of us and our shareholders to increase the number of authorized shares of the Company's Common Stock.

**Text of the Proposed Amendment**

If this proposal is approved, we propose to amend our Articles of Incorporation by replacing Article III, Section A in its entirety as follows:

> "A. The number of shares of Common Stock authorized to be issued is one hundred twenty-five million (125,000,000), each and all of which shares shall be without par value."

If the amendment to our Articles of Incorporation is adopted, it will become effective upon filing of the amendment to our Articles of Incorporation with the Secretary of State of the State of California.

**Vote Required and Board of Directors' Recommendation**

Approval of the amendment to our Articles of Incorporation requires the affirmative vote of a majority of our outstanding shares of Common Stock, either in person or by proxy at the shareholder meeting. Abstentions and "broker non-votes" will have the same effect as a vote against this proposal.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION AND APPROVAL OF THE AMENDMENT TO OUR ARTICLES OF INCORPORATION.**

## RATIFICATION AND APPROVAL OF
## OUR 2005 EQUITY INCENTIVE PLAN, AS AMENDED
## (PROPOSAL NO. 3 ON PROXY CARD)

### General

At the Annual Meeting, our shareholders will be asked to consider a proposal to ratify and approve the BJ's Restaurants, Inc. 2005 Equity Incentive Plan, as amended (the "2005 Plan"), including amendments to increase the authorized number of shares of our Common Stock reserved thereunder by 1,200,000 shares. The 2005 Plan is a broad-based plan in which all of our employees (including restaurant general managers and executive kitchen managers), officers, directors and consultants are eligible to participate, with all such participation determined by the Compensation Committee of the Board of Directors. The Compensation Committee is comprised entirely of independent directors. The Board has long believed that employee ownership in the Company serves the best interest of all shareholders, by promoting a focus on long-term increases in shareholder value. The purpose of the 2005 Plan is to further the growth and success of our business and attract and retain the most talented employees, officers, directors and consultants by aligning the long-term interest of such persons with those of the shareholders through equity-based compensation and by providing rewards for exceptional performance and long-term incentives for future contributions to our success. The 2005 Equity Incentive Plan continues to support this purpose, by increasing the flexibility we have in awarding equity-based compensation that meets this ongoing objective while aligning compensation with shareholder value.

The 2005 Plan provides us with flexibility to design stock and performance based incentives for our restaurant managers and brewery and field supervision and key corporate employees who hold managerial positions for our Company. While there are many important resources required for us to execute successfully our national expansion plan, the most critical resource is the availability of highly qualified and experienced employees at all levels of our organization and, in particular, restaurant managers. As a result, beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operations, area vice presidents and certain brewery operations positions became eligible to receive restricted stock units in accordance with our Gold Standard Stock Ownership Program under our 2005 Plan. Vesting in the Gold Standard Stock Ownership Program is dependent upon the employees extended service with us in their respective positions and their achievement of certain agreed-upon performance objectives during a service period (generally 5 years). The Board believes this program helps differentiate us from many of our peer casual dining companies with respect to recruitment, motivation and retention of our key operational employees. As a result, we have consistently been a leader in casual dining segment comparable restaurant sales over the last several years and have generally experienced a higher restaurant management retention rate than our industry peer group. Therefore, the Board believes that the availability to grant equity awards under the 2005 Plan is critical to our continued success of opening additional restaurants and gradually attaining our strategic goal to operate at least 300 restaurant locations domestically.

The 2005 Plan was originally adopted by our Board on May 19, 2005 and was ratified and approved by our shareholders at our 2005 Annual Meeting. In connection with the adoption of the 2005 Plan, the Board amended the 1996 Stock Option Plan (the "Existing Plan") to provide that no additional awards may be granted under the Existing Plan subsequent to approval of the 2005 Plan by the shareholders. At the time of the initial approval of the 2005 Plan by shareholders, the number of shares of Common Stock available for awards under the 2005 Plan consisted of (i) 3,500,000 newly authorized shares, (ii) an aggregate of 82,887 shares that were available for grant under the Existing Plan but which were not the subject of outstanding options or other awards ("Available Shares") at the time the 2005 Plan was approved, plus (iii) the number of shares that were subject to outstanding options granted under the Existing Plan ("Prior Outstanding Options") to the extent that such Prior Outstanding Options expire, are forfeited, cancelled or terminate for any reason without being exercised in full.

## Amendment of the 2005 Plan

On April 19, 2010, our Board amended the 2005 Plan, subject to approval of shareholders at the Annual Meeting, to increase the number of shares authorized for issuance under the 2005 Plan by 1,200,000 shares, to change the fungible ratio on restricted stock units (RSUs) from 2:1 to 1.5:1 and to extend the term of the 2005 Plan to the tenth anniversary of the date the shareholders approve this version of the 2005 Plan. In addition, the Board approved certain other administrative changes to the 2005 Plan.

## Reasons for Amendment of the Equity Incentive Plan

The Board of Directors believes broad-based equity compensation is an essential and long-standing element of our culture and success. It continues to be a critical element to attract and retain the most talented employees, officers and directors available to execute BJ's national growth strategy. Since the adoption of the 2005 Plan at our 2005 Annual Meeting of Shareholders, we have granted equity-based compensation to management-level employees at all levels of our organization. However, as discussed elsewhere in this Proxy Statement, commencing in 2007, we expanded our use of the 2005 Plan by implementing our Gold Standard Stock Ownership Program under the 2005 Plan in which restaurant general managers, executive kitchen managers, regional kitchen operations managers, along with area supervision and certain brewery operations positions are granted restricted stock units in exchange for their achievement of certain agreed upon performance objectives during a service period. The increase in the number of authorized shares under the 2005 Plan is intended to assure that we will have sufficient shares available to continue our Gold Standard Stock Ownership Program as well as to continue to attract and retain the most talented employees, officers and directors.

The Board believes that the current number of shares available under the 2005 Plan may, depending on our stock price, be insufficient for us to grant awards beyond the next year. The Board believes that amending the 2005 Plan to increase the number of shares available thereunder by 1,200,000 should provide us with sufficient shares to continue to grant awards under the plan for the next three years, again depending on the price of our Common Stock over that period. Although the increase in the number of shares available for grant under the 2005 Plan, and the granting of additional equity awards as a result of this increase, will be dilutive to our existing shareholders, the Board believes that the dilutive effect of the 2005 Plan is consistent with the dilutive effect of comparable plans adopted by other companies in our peer group.

In addition to the proposed amendment to the 2005 Plan to increase the number of available shares thereunder, the Board also amended the 2005 Plan, subject to shareholder approval, to change the fungible ratio on restricted stock units from 2:1 to 1.5:1. Under the current version of the 2005 Plan, the aggregate number of shares of Common Stock that may be issued under the 2005 Plan is reduced by two for each share delivered in settlement of any award of restricted stock, restricted stock unit, stock appreciation rights ("SARs"), performance shares or performance units and one share for each share delivered in settlement of an option. The Board believes that adjusting this fungible ratio from 2:1 to 1.5:1 would better conform the underlying value of shares delivered upon the exercise of options granted under the 2005 Plan with shares delivered in settlement of restricted stock, restricted stock units, stock appreciation rights, performance shares or performance units. Based on an analysis performed by Mercer Consulting, the fair market value of the options we have awarded over the past three years represented approximately 70% of the then current market price of our underlying Common Stock at the date of grant. For example, based on these historical averages, if the last quoted market price of our Common Stock on the date an option was granted was $20.00, an option granted on that date would have a fair market value on the date of grant of approximately $14.00. Additionally, the expected volatility factor used in determining the fair value for stock options granted in fiscal 2009 was 80.20%. The 2010 RiskMetrics Group U.S. Proxy Voting Guidelines Summary suggests that companies with a stock price volatility of 54.6% or higher that grant both full value awards and stock options to their participants use a fungible ratio of 1.5:1. The adjustment of the fungible ratio from 2:1 to 1.5:1 is intended to simply conform our historical option valuation methodology with the other types of equity awards granted under the 2005 Plan while still complying with the applicable RiskMetrics proxy voting guidelines.

The changes to the fungible ratio described above would only apply to equity awards granted under the 2005 Plan after the approval of the 2005 Plan, as amended, by the shareholders at the Annual Meeting and would have no effect on any equity awards granted under the 2005 Plan that are currently outstanding.

**Summary of the 2005 Equity Incentive Plan, as amended**

The following description of the material terms of the 2005 Plan is qualified in all respects by reference to the 2005 Plan as amended by the Board, subject to shareholder approval at the Annual Meeting. The full text of the 2005 Plan, as amended, is attached to this Proxy Statement as Appendix A.

*Administration*

The Compensation Committee administers the 2005 Plan, with certain actions subject to the review and approval of the full Board or a panel consisting of all of the independent directors. The Committee has full power and authority to determine when and to whom awards will be granted, including the type, amount, form of payment and other terms and conditions of each award, consistent with the provisions of the 2005 Plan. In addition, the Committee has the authority to interpret the 2005 Plan and the awards granted under the 2005 Plan, and to establish rules and regulations for the administration of the 2005 Plan. The Committee may delegate the administration of the 2005 Plan to the Company's officers, including the maintenance of records of the awards and the interpretation of the terms of the awards.

*Eligible Participants*

Any employee, officer, consultant or director providing services to us or to any of our subsidiaries, who is selected by the Committee, is eligible to receive awards under the 2005 Plan. As of April 14, 2010, we had approximately 11,300 employees, all of whom were eligible to participate in the 2005 Plan.

*Shares Available for Awards*

The aggregate number of shares of the Common Stock that may be issued as awards under the 2005 Plan includes 710,748 shares of Common Stock plus any shares that are subject to options granted under the Existing Plan that are forfeited or expire subsequent to the effective date of the 2005 Plan. As of April 14, 2010 there were options to purchase 3,009,942 shares of Common Stock outstanding under the Existing Plan. If the amendments to the 2005 Plan described in this Proposal No. 3 are approved by our shareholders, then the aggregate number of shares of Common Stock which may be issued as awards under the 2005 Plan shall increase by 1,200,000 newly authorized shares. The aggregate number of shares of Common Stock which may be granted to any one participant in any one year under the 2005 Plan is 500,000. The Committee may adjust the aggregate number of shares reserved for issuance under the 2005 Plan in the case of a stock dividend or other distribution, including a stock split, merger, extraordinary dividend, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2005 Plan.

If any shares of Common Stock subject to any award or to which an award relates, granted under the Existing Plan or the 2005 Plan, are forfeited, become unexercisable, or if any award terminates without the delivery of any shares, the shares of Common Stock previously set aside for such awards will be available for future awards under the 2005 Plan.

The aggregate number of shares of Common Stock that may be issued under the 2005 Plan will be reduced by one and one- half for each share delivered in settlement of any award of restricted stock, restricted stock unit, stock appreciation right ("SAR"), performance shares or performance units, and one share for each share delivered in settlement of an option.

*Types of Awards*

The 2005 Plan permits the grant of the following awards:

- non-qualified stock options;
- incentive stock options;
- restricted stock;
- restricted stock units;
- stock appreciation rights;
- performance shares; and,
- performance units.

Awards may be granted alone, in addition to, or in combination with any other award granted under the 2005 Plan.

*Stock Options.* Options granted under the 2005 Plan may be either incentive stock options or non-qualified stock options. Incentive stock options are options which are designated as such by us and which meet certain requirements under Section 422 of the Internal Revenue Code (the "Code") and the regulations thereunder. Any option which does not satisfy these requirements will be treated as a non-qualified stock option.

The holder of an option will be entitled to purchase a number of shares of Common Stock at a specified exercise price during a specified time period, all as determined by the Committee. The option exercise price may be payable either in cash or, at the discretion of the Committee, in shares of Common Stock having a fair market value on the exercise date equal to the exercise price.

*Restricted Stock and Restricted Stock Units.* The holder of restricted stock will own shares of Common Stock subject to restrictions imposed by the Committee (including for example, restrictions on the right to vote the restricted shares or to receive any dividends with respect to the shares) and subject to forfeiture to us if the holder does not satisfy certain requirements (including, for example, continued employment with us) for a specified period of time. The holder of restricted stock units will have the right, subject to any restrictions imposed by the Committee, to receive shares of Common Stock, or a cash payment equal to the fair market value of those shares, at some future date determined by the Committee, provided that the holder has satisfied certain requirements (including, for example, continued employment with us until such future date).

*Stock Appreciation Rights ("SARs").* Participants may be granted stand-alone SARs. The holder of a stand-alone SAR is entitled to a distribution from us equal to the excess of the fair market value of the shares that are the subject of the SAR on the surrender date over the aggregate exercise price payable for such shares. The holder of stand-alone SARs may receive, at the discretion of the Committee, the excess of the fair market value (on the exercise date) of the subject shares over the exercise price for such shares in the form of a cash payment or shares of Common Stock.

*Performance Compensation Awards.* Participants may be granted performance compensation awards that are intended to qualify as "performance based compensation" within the meaning of Section 162(m) of the Code of 1986, as amended. Such awards may take the form of performance shares or performance units and will be subject to the attainment of performance goals relating to the performance criteria selected by the Committee. Performance goals must be based solely on one or more of the following business criteria: (i) cash flow; (ii) earnings per share, including earnings per share as adjusted (a) to exclude the impact of any (1) significant acquisitions or dispositions of businesses by the Company, (2) one-time, non-operating charges and (3) accounting changes (including but not limited to any accounting changes that require the expensing of stock options and any accounting changes we adopt); and (b) for any stock split, stock dividend or other recapitalization; (iii) earnings before interest, taxes, and amortization; (iv) return on equity; (v) total shareholder return; (vi) share price performance; (vii) return on capital;

(viii) return on assets or net assets; (ix) revenue; (x) income; (xi) operating income; (xii) operating profit; (xiii) profit margin; (xiv) return on operating revenue; (xv) return on invested capital; (xvi) market price; (xvii) brand recognition/acceptance; (xviii) customer satisfaction; (xix) productivity; or (xx) sales growth and volume. Performance goals with respect to a given award will be determined by the Board or Committee prior to expiration of the first 90 days of any performance period (or, if shorter, the maximum period permitted under Section 162(m) of the Code).

Performance shares are performance compensation awards that are denominated in terms of a specified number of shares of Common Stock, which shares or their future cash equivalent (or a combination of both) may be paid to the Participant upon achievement of applicable performance goals during a specified performance period established by the Committee. Performance units are performance compensation awards that are denominated in terms of a specified dollar value that is set by the Committee (or that is determined by reference to a performance formula) which value may be paid in cash, in shares of Common Stock or in such combination as the Committee may determine, upon achievement of applicable performance goals during a specified performance period established by the Committee.

*Certain Terms and Conditions of Awards*

*Change of Control.* In the event of a Change of Control (as defined in the 2005 Plan), subject to certain limitations and restrictions as more fully described in the 2005 Plan,

- options and SARs may become fully vested and immediately exercisable for the greater of the time period specified in the original option or SAR award (but subject to termination upon termination of service with us) or one year following the date of the Change of Control;
- restriction periods and restrictions imposed on restricted stock or restricted stock units and performance-based awards may lapse; and,
- restrictions and limitations and other conditions applicable to other awards may lapse, and the awards may become free of restrictions, limitations or conditions and become fully vested and transferable.

Generally, accelerated vesting or lapse of restrictions on awards held by an employee will occur only if an employee's employment is terminated without cause or by the employee for good reason within a year after a Change in Control, the acquiring company does not assume outstanding awards or substitute equivalent awards or other conditions in the 2005 Plan are satisfied.

*Termination of Employment.* Vested awards granted under the 2005 Plan will expire, terminate, or otherwise be forfeited as follows:

- three (3) months after the effective date of termination of a participant other than a non-employee director (in which case the date will be six months following the date such non-employee director ceases to be a director), including voluntary termination by the participant, other than in the circumstances described below;
- upon termination of a participant for misconduct (as defined in the 2005 Plan);
- twelve (12) months after the date on which a participant, other than a non-employee director, suffers total or permanent disability (as defined in the 2005 Plan); or
- twelve (12) months after the death of a participant.

*Duration, Termination and Amendment.* The 2005 Plan will terminate on the tenth anniversary of shareholder approval of the 2005 Plan, as amended, unless terminated by the Board or the Committee earlier, or extended by an amendment approved by our shareholders. No awards may be made after the termination date. However, unless otherwise expressly provided in an applicable award agreement, any award granted under the 2005 Plan prior to the expiration of the 2005 Plan may extend beyond the end of such period through the award's normal expiration date.

The Board, and the Committee, may generally amend or terminate the 2005 Plan as determined to be advisable. Shareholder approval may also be required for certain amendments by the Internal Revenue Code, the rules of NASDAQ, or rules of the Securities and Exchange Commission. The Board or the Committee has specific authority to amend the 2005 Plan without shareholder approval to comply with legal, regulatory and listing requirements and to avoid unanticipated consequences determined to be inconsistent with the purpose of the 2005 Plan or any award agreement.

*Prohibition on Repricing Awards.* Without the approval of the Company's shareholders, no option or SAR may be amended to reduce its exercise price or grant price and no option or SAR may be canceled and replaced with an option or SAR having a lower exercise price.

*Transferability of Awards.* Unless otherwise provided by the Committee, awards under the 2005 Plan may only be transferred by will or the laws of descent and distribution. The Committee may permit further transferability pursuant to conditions and limitations that it may impose, except that no transfers for consideration will be permitted.

*Automatic Grants for Non-Employee Directors*

The 2005 Plan provides that each non-employee director (an "Eligible Director") receive, as an initial grant, on the date that the person becomes an Eligible Director, a non-qualified stock option to purchase 25,000 shares of Common Stock, which shall become exercisable as to 12,500 shares on or after the first anniversary date of the grant of such option and as to the remaining 12,500 shares on or after the second anniversary date of the grant of such option. In addition, after the initial option grant, the 2005 Plan originally provided that each Eligible Director automatically receives, on January 15 of each year, an additional non-qualified stock option for that number of shares of Common Stock that shall result in an option value of $30,000 based on the Black-Scholes method of option valuation; provided that a director will not receive an additional annual grant on the first January 15 date that occurs after the initial grant unless the initial grant date is at least 270 days after the first January 15 date that occurs after the initial grant. Commencing in 2008, the value of the annual option grant to Eligible Directors was increased from $30,000 to $40,000. Each additional non-qualified stock option granted to Eligible Directors shall become exercisable as to one-third (1/3) of the total number of shares covered thereby on or after the first anniversary date of the grant of such option, and an additional one-third (1/3) of such total number of shares on or after each consecutive anniversary date thereafter until the option has become exercisable as to all of such total number of shares. However, if an Eligible Director dies or retires from the Board after at least six years of continuous service, any unvested options or other awards held by the Eligible Director shall become fully vested as of the date of death or retirement. The amendments to the 2005 Plan eliminated the requirement that Eligible Directors be 55 years old before they retire. In addition to the foregoing option grants, each non-employee director may receive other types of award grants under the 2005 Plan at the discretion of the Board and Compensation Committee; provided, however, that non-employee directors are not eligible to receive incentive stock options.

Each non-qualified stock option granted to Eligible Directors pursuant to the automatic grant provisions will have an exercise price equal to 100% of the fair market value of a share of Common Stock on the grant date and shall expire upon the earliest of: (i) ten years from the date the option was granted, (ii) the termination of the Plan, and (iii) six months after the date on which the person ceases to be any of a director, consultant or employee of the Company and its subsidiaries, except that if the cessation of services was caused by the person's death or disability, the expiration of one year after the cessation of such services.

*Federal Income Tax Consequences*

The federal income tax consequences of awards under the 2005 Plan to us and our employees, officers, directors and consultants are complex and subject to change. The following discussion is only a summary of the general rules applicable to the 2005 Plan. Recipients of awards under the 2005 Plan should consult their own tax advisors since a taxpayer's particular situation may be such that some variation of the rules described below will apply.

*Non-qualified Options.* Under current federal income tax law, the grant of a non-qualified option under the 2005 Plan will have no federal income tax consequences to us or the optionee (unless the options are publicly traded). Generally, upon exercise of a non-qualified stock option granted under the 2005 Plan, the excess of the fair market value of the stock at the date of exercise over the option price (the "Spread") is taxable to the optionee as ordinary income and is subject to withholding. All such amounts taxable to an employee are deductible by us as compensation expense. The deduction will be allowed for our taxable year which includes the end of the taxable year in which the optionee includes an amount in income.

Code Section 162(m) generally denies a tax deduction to any publicly held corporation for compensation that exceeds one million dollars paid to certain senior executives in a taxable year, subject to an exception for "performance based compensation" as defined in the Code and subject to certain transition provisions. We have structured the 2005 Plan and intend to structure any stock option grants to senior executive officers who may be subject to Code Section 162(m) in a manner that is intended to satisfy the performance-based compensation exception. However, we reserve the authority to award non-deductible compensation as we deem appropriate. In addition, notwithstanding our efforts, ambiguities and uncertainties regarding the application and interpretation of Code Section 162(m) make it impossible to provide assurance that performance-based compensation will, in fact, satisfy the requirements for deductibility under Code Section 162(m). Thus, Code Section 162(m) could limit the deductibility of compensation related to the exercise of options granted under the 2005 Plan.

Generally, the shares received on exercise of an option under the 2005 Plan are not subject to restrictions on transfer or risks of forfeiture and, therefore, the optionee will recognize income on the date of exercise of a non-qualified stock option. However, if the optionee is subject to Section 16(b) of the Exchange Act, the Section 16(b) restriction will be considered a substantial risk of forfeiture for tax purposes. Under current law, employees who are either our directors or officers will be subject to restrictions under Section 16(b) of the Exchange Act during their term of service and for up to six months after termination of such service. SEC Rule 16b-3 provides an exemption from the restrictions of Section 16(b) for the grant of derivative securities, such as stock options, under qualifying plans. Because the 2005 Plan satisfies the requirements for exemption under SEC Rule 16b-3, the grant of options will not be considered a purchase and the exercise of the options to acquire the underlying shares of Common Stock will not be considered a purchase or a sale. Thus, ordinary income will be recognized and the Spread will be measured on the date of exercise.

The taxable income resulting from the exercise of a non-qualified stock option will constitute wages subject to withholding and we will be required to make whatever arrangements are necessary to ensure that funds equaling the amount of tax required to be withheld are available for payment, including the deduction of required withholding amounts from the optionee's other compensation and requiring payment of withholding amounts as part of the exercise price. The tax basis for the Common Stock acquired is the option price plus the taxable income recognized. An optionee will recognize gain or loss on the subsequent sale of shares acquired upon exercise of a non-qualified stock option in an amount equal to the difference between the amount realized and the tax basis of such shares. Such gain or loss will be long-term or short-term capital gain or loss, depending upon whether the shares have been held for more than one year.

*Incentive Stock Options.* There will be no federal income tax consequences to us or the employee as a result of the grant of an incentive stock option. The optionee also will not recognize income when the incentive stock option is exercised (subject to the alternative minimum tax rules discussed below). Generally, we receive no deduction at the time of exercise.

In the event of a disposition of shares acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the employee has held the shares. If the employee does not dispose of the shares within two years after the incentive stock option was granted, or within one year after the incentive stock option was exercised and shares were purchased, then the employee must recognize only a long-term capital gain or loss. We are not entitled to any deduction under these circumstances.

If the optionee fails to satisfy either of the foregoing holding periods, then he or she must recognize ordinary income in the year of disposition (referred to as a "disqualifying disposition"). The amount of such ordinary income generally is determined under the rules applicable to non-qualified options (see above) based on the Spread at the date of exercise. However, such ordinary income will in no event exceed the amount of the gain realized on the sale, provided that the disposition involves an arm's-length sale or exchange with an unrelated party. Any gain in excess of the amount taxed as ordinary income will be treated as capital gain. In the year of the disqualifying disposition, we are entitled to a deduction equal to the amount of ordinary income recognized by the optionee.

The Spread under an incentive stock option is treated as an adjustment in computing alternative minimum taxable income ("AMTI") for the year of exercise. As a result, the Spread on an incentive stock option will be included in income for purposes of the alternative minimum tax even though it is not included in taxable income for purposes of determining the regular tax liability of an optionee. A subsequent disqualifying disposition of shares acquired upon exercise of an incentive stock option will eliminate the AMTI adjustment if the disposition occurs in the same taxable year as the exercise. A disqualifying disposition in a subsequent taxable year will not affect the alternative minimum tax computation in the earlier year.

*Payment of Option Exercise Price in Shares.* To the extent an optionee pays all or part of the option exercise price of a non-qualified stock option by tendering shares of Common Stock owned by the optionee, the tax consequences described above apply except that the number of shares of Common Stock received upon such exercise which is equal to the number of shares surrendered in payment of the option price will have the same tax basis and holding periods as the shares surrendered. The additional shares of Common Stock received upon such exercise will have a tax basis equal to the amount of ordinary income recognized on such exercise and a holding period which commences on the day following the date of recognition of such income. Under Treasury regulations, if an optionee exercises an incentive stock option by tendering shares of Common Stock previously acquired by the exercise of an incentive stock option that have not satisfied statutory holding period requirements, a disqualifying disposition will occur and the optionee will recognize income and be subject to other basis allocation and holding period requirements.

*Restricted Stock Awards.* Stock granted under the 2005 Plan may, in the determination of the Committee, be subject to rights of repurchase and other transfer restrictions. The tax consequences of stock granted under the 2005 Plan depends on whether the stock is subject to restrictions and if so, whether the restrictions are deemed to create a "substantial risk of forfeiture" under Code Section 83 (for example, stock granted under the 2005 Plan which is subject to our right to repurchase the stock at a price that is less than fair market value which right lapses over a period of continued employment is considered a "substantial risk of forfeiture" under Code Section 83).

If stock is not subject to a "substantial risk of forfeiture," the recipient normally will recognize taxable ordinary income equal to the value of the stock in the year in which the stock is granted less the amount paid for that stock. If the stock is subject to a "substantial risk of forfeiture," the recipient normally will recognize taxable ordinary income as and when the "substantial risk of forfeiture" lapses in the amount of the fair market value of the shares no longer subject to the "substantial risk of forfeiture" less the amount paid for the stock. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon grant or vesting of the stock. The gain or loss will be long or short-term depending on how long the recipient held the stock. In general, the holding period for the stock commences when the stock is no longer subject to a substantial risk of forfeiture.

A recipient of stock subject to a "substantial risk of forfeiture" may make an election under Code Section 83(b) to recognize ordinary income in the year the recipient purchases the restricted stock, rather than waiting until the "substantial risk of forfeiture" lapses. If the stock recipient makes a Section 83(b) election, the recipient will be required to recognize as ordinary income in the year the recipient purchases the stock the difference, if any, between the fair market value of the stock on the purchase date and the purchase price paid. If the stock recipient makes a Section 83(b) election, the recipient will not be required to recognize any income when the "substantial risk of forfeiture lapses."

Generally, with respect to employees, we are required to withhold from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will generally be entitled to a business expense deduction equal to the taxable ordinary income realized by the stock recipient.

*Stock Appreciation Rights.* Generally, the recipient of a SAR will not recognize any taxable income at the time the SAR is granted. With respect to stand-alone SARs, if the holder receives the appreciation inherent in the SARs in cash, the cash will be taxable as ordinary compensation income to the employee at the time that it is received. If the holder receives the appreciation inherent in the stand-alone SARs in stock, the holder will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the holder for the stock.

The income recognized by the holder of a stand-alone SAR will generally be subject to U.S. income tax withholding and employment taxes.

In general, we will not be entitled to a federal income tax deduction upon the grant or termination of stand-alone SARs. However, upon the exercise of a stand-alone SAR, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the holder is required to recognize as a result of the exercise, provided that the deduction is not otherwise disallowed under the Code.

*Performance Compensation Awards.* Generally, the recipient of a performance compensation award will not recognize any taxable income at the time the award is made but will generally recognize taxable income at the time the award is paid. If the performance compensation award is payable in cash, the cash will be taxable as ordinary compensation income to the participant at the time that it is received. If the holder receives the performance compensation award in stock, the participant will recognize ordinary compensation income equal to the excess of the fair market value of the stock on the day it is received over any amounts paid by the holder for the stock.

The income recognized by the holder of a performance compensation award will generally be subject to U.S. income tax withholding and employment taxes.

In general, we will not be entitled to a federal income tax deduction upon the grant or termination of performance compensation awards. However, upon payment of a performance compensation award, we will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income that the participant is required to recognize as a result of such payment, provided that the deduction is not otherwise disallowed under the Code.

*Compliance with Section 409A of the Code.* Code Section 409A imposes requirements on non-qualified deferred compensation plans. The requirements include the timing of elections to defer, the timing of distributions and prohibitions on the acceleration of distributions. Failure to satisfy these requirements may result in the immediate taxation of the arrangement, the imposition of an additional 20% income tax on the participant and the possible imposition of interest and penalties on the unpaid tax. Proposed regulations generally provide that the type of equity incentives provided under the 2005 Plan will not be considered non-qualified deferred compensation. However, some awards could be covered by Section 409A of the Code. For example, the grant or modification of a stock option or stock appreciation right with an exercise price less than fair market value of the underlying Common Stock could constitute non-qualified deferred compensation. In such event, the administrator normally would expect to design and administer any such award in a manner that ordinarily should avoid adverse federal income tax consequences under Section 409A of the Code to any affected participant. In the event that a grant or award under the 2005 Plan is determined to constitute "non-qualified deferred compensation" that would be subject to additional tax under Section 409A of the Code, the Compensation Committee has the authority to impose such additional conditions as it deems necessary to avoid the imposition of the additional tax.

### Amended 2005 Plan Benefits

Because awards under the 2005 Plan are discretionary, it is not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the 2005 Plan. As of the Record Date, options to purchase an aggregate of 2,389,891 shares of Common Stock at a weighted average exercise price of $16.12 per share were outstanding under the 2005 Plan, 620,051 shares were subject to restricted stock grants and 710,748 shares were available for grant. If the shareholders approve amendments to the 2005 Plan contemplated by this proposal, the aggregate number of shares which may be issued under the 2005 Plan shall increase by 1,200,000 newly authorized shares.

### Vote Required

Ratification and approval of the 2005 Plan, as amended, requires the affirmative vote of the holders of a majority of the shares of our Common Stock present, or represented, and entitled to vote at the Annual Meeting.

### Board Recommendation

**THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE APPROVAL OF THE BJ'S RESTAURANTS, INC. 2005 EQUITY INCENTIVE PLAN, AS AMENDED.**

## RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

## (PROPOSAL NO. 4 ON PROXY CARD)

The Audit Committee has appointed Ernst & Young LLP as our independent auditor for the fiscal year ending December 28, 2010, and the Board is recommending shareholders ratify that appointment at the Annual Meeting. Ernst & Young LLP does not have, and has not had at any time, any direct or indirect financial interest in us or any of our subsidiaries and does not have, and has not had at any time, any relationship with us or any of our subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer, or employee. Neither BJ's nor any of our officers or directors has or has had any interest in Ernst & Young LLP.

As a matter of good corporate governance, the Board has determined to submit the appointment of Ernst & Young LLP to the shareholders for ratification. In the event that this appointment of Ernst & Young LLP is not ratified by a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will reconsider its appointment of an independent registered public accounting firm for future periods.

Representatives of Ernst & Young LLP will be present at the Annual Meeting, will have an opportunity to make statements if they so desire, and will be available to respond to appropriate questions.

Notwithstanding the ratification by shareholders of the appointment of Ernst & Young LLP, the Board of Directors or the Audit Committee may, if the circumstances dictate, appoint other independent auditors.

### Fees Billed by Ernst & Young LLP

The following table sets forth the aggregate fees billed to us for the fiscal years ended December 29, 2009 (fiscal 2009) and December 30, 2008 (fiscal 2008) by our independent auditor, Ernst & Young LLP:

| | 2009 | 2008 |
|---|---|---|
| Audit Fees (1) | $364,500 | $365,500 |
| Audit Related Fees | — | — |
| Tax Fees (2) | $ 5,034 | — |
| All Other Fees | — | — |

(1) These amounts represent fees of Ernst & Young LLP for the audit of our consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of our management's assessment of internal controls over financial accounting and reporting as required by the Sarbanes-Oxley Act of 2002, and the services that an independent auditor would customarily provide in connection with audits, regulatory filings and similar engagements for the fiscal year.

(2) Consists of fees payable in connection with the preparation and filing of IRS Form 3115, relating to changes in methods of accounting for tax reporting purposes.

### Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to appoint and terminate our independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All the fees for fiscal 2009 and 2008 were pre-approved by the Audit Committee or were within pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines during the same periods.

## STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of April 14, 2010 by: (a) each of our directors, (b) each executive officer identified in the Summary Compensation Table, (c) all of our executive officers and directors as a group and (d) each person known by us to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock. Ownership of less than 1% is indicated by an asterisk.

| | Shares Beneficially Owned (1) | |
|---|---|---|
| **Name and Address (2)** | **Number of Shares (3)** | **Percentage of Class (3)** |
| The Jacmar Companies<br>William H. Tilley<br>c/o The Jacmar Company<br>2200 W. Valley Boulevard<br>Alhambra, CA 91803 | 4,148,976[4] | 15.36% |
| FMR LLC<br>82 Devonshire Street<br>Boston, MA 02109 | 3,961,964[5] | 14.67% |
| Eagle Asset Management, Inc.<br>880 Carillon Parkway<br>St. Petersburg, FL 33716 | 2,161,528[6] | 8.00% |
| BlackRock, Inc.<br>40 East 52nd Street<br>New York, NY 10022 | 1,851,180[7] | 6.85% |
| Morgan Stanley<br>1585 Broadway<br>New York, NY 10036 | 1,804,359[8] | 6.68% |
| Gerald W. Deitchle | 396,093[9] | 1.45% |
| James A. Dal Pozzo | 4,225,568[10] | 15.62% |
| Shann M. Brassfield | 113,857[11] | * |
| John F. Grundhofer | 85,268[12] | * |
| J. Roger King | 80,818[13] | * |
| Larry D. Bouts | 109,499[14] | * |
| Peter A. Bassi | 59,499[15] | * |
| William J. Hyde, Jr. | -0-[16] | * |
| Gregory S. Levin | 108,349[17] | * |
| Gregory S. Lynds | 74,638[18] | * |
| Wayne L. Jones | 10,230[19] | * |
| Matthew J. Kimble | 5,000[20] | * |
| All directors and executive officers as a group (16 persons) | 5,566,736[21] | 19.85% |

* Less than 1%

(1) The persons named in the table, to our knowledge, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

(2) The address of our officers and directors is at our principal executive offices at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

(3) Shares of Common Stock which a person had the right to acquire within 60 days are deemed outstanding in calculating the percentage ownership of the person, but not deemed outstanding as to any other person. Does not include shares issuable upon exercise of any options issued by us which are not exercisable within 60 days from the date hereof.

(4) Consists of 2,624,129 shares held of record by The Jacmar Companies, 1,384,621 shares held by the William H. Tilley Trust, 15,000 shares held by the William Tilley SEP IRA, 76,000 shares held by The William Tilley Family Foundation and 49,226 shares held by Tilley family members and affiliates. The Jacmar Companies are controlled by William H. Tilley whose address is the same as that of the Jacmar Companies. See "Certain Relationships and Related Transactions."

(5) Based solely on a Schedule 13G filed on February 12, 2010, it is our belief that FMR LLC beneficially owned the number of shares indicated as of December 31, 2009 as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, including Fidelity Growth Company Fund, which owned 2,674,364 of the shares beneficially owned by FMR LLC as of December 31, 2009.

(6) Based solely on a Schedule 13G/A filed on January 26, 2010, it is our belief that Eagle Asset Management, Inc., a Florida corporation, is the beneficial owner of the shares in question as of December 31, 2009.

(7) Based solely on a Schedule 13G filed on January 29, 2010, it is our belief that BlackRock, Inc. beneficially owned the number of shares indicated as of December 31, 2009.

(8) Based solely on a Schedule 13G/A filed on February 12, 2010, it is our belief that Morgan Stanley beneficially owned the number of shares indicated as of December 31, 2009. Morgan Stanley is the parent corporation of Morgan Stanley Investment Management, Inc., which is an investment adviser having beneficial ownership of a substantial portion of the shares in question.

(9) Consists of 23,153 shares of Common Stock held of record by the Deitchle Family Trust, 8,000 shares of Common Stock held in Mr. Deitchle's IRA and 364,940 shares of Common Stock purchasable upon exercise of options.

(10) Consists of 2,624,129 shares held of record by The Jacmar Companies, 46,324 shares held by Mr. Dal Pozzo, 76,000 shares held by The William Tilley Family Foundation (of which Mr. Dal Pozzo is Secretary and a Director), 1,433,847 shares held by various Tilley family trusts (of which Mr. Dal Pozzo is co-trustee) and 45,268 shares of Common Stock purchasable upon exercise of options. Mr. Dal Pozzo is an executive officer and director of The Jacmar Companies. See "Certain Relationships and Related Transactions."

(11) Consists of 102,300 shares held of record by the Shann M. Brassfield Revocable Trust, 8,402 shares of Common Stock of which Mr. Shann Brassfield is the beneficial owner and 3,155 shares of Common Stock purchasable upon exercise of options. Mr. Brassfield is an executive officer and director of Golden Resorts, Inc., which is controlled by his father Jerry G. Brassfield.

(12) Consists of 64,899 shares of Common Stock of which Mr. Grundhofer is the beneficial owner and 20,369 shares of Common Stock purchasable upon exercise of options.

(13) Consists of 20,550 shares of Common Stock of which Mr. King is the beneficial owner and 60,268 shares of Common Stock purchasable upon exercise of options.

(14) Consists of 65,000 shares of Common Stock of which Mr. Bouts is the beneficial owner and 44,499 shares of Common Stock purchasable upon exercise of options.

(15) Consists of 15,000 shares of Common Stock of which Mr. Bassi is the beneficial owner and 44,499 shares of Common Stock purchasable upon exercise of options.

(16) Mr. Hyde joined the board of directors in September 2009 and owns none of our Common Stock and no exercisable options.

(17) Consists of 9,210 shares of Common Stock of which Mr. Levin is the beneficial owner and options exercisable for up to 99,139 shares of Common Stock. See "Compensation Discussion and Analysis."

(18) Consists of 5,006 shares of Common Stock of which Mr. Lynds is the beneficial owner and options exercisable for up to 69,632 shares of Common Stock. See "Compensation Discussion and Analysis."

(19) Consists of options exercisable for up to 10,230 shares of Common Stock. See "Compensation Discussion and Analysis."

(20) Consists of options exercisable for up to 5,000 shares of Common Stock. See "Compensation Discussion and Analysis."

(21) Includes 1,028,353 shares of Common Stock issuable upon exercise of options.

## COMPENSATION DISCUSSION AND ANALYSIS
## ROLE OF THE COMPENSATION COMMITTEE

The Compensation Committee of the Board has the responsibility for establishing, implementing and continually monitoring adherence to our compensation philosophy. The Compensation Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive. The Compensation Committee is comprised entirely of independent directors who are also non-employee directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934 ("Rule 16b-3") and outside directors as defined under Section 162(m) of the Internal Revenue Code ("Code"). The Compensation Committee reviews the performance of our officers and key employees and reports to the Board of Directors. In such capacity, the Compensation Committee administers our executive compensation plans, reviews our general compensation and benefit programs and policies, and monitors the performance and compensation of executive officers and other key employees. However, the basic compensation arrangement for Mr. Deitchle is established under an employment agreement approved by the Compensation Committee and the Board of Directors and is described in the section entitled "Compensation of the Chief Executive Officer" in this Proxy Statement. The Compensation Committee also makes recommendations regarding equity awards to executive officers and other employees pursuant to our equity compensation plans, including our 2005 Equity Incentive Plan.

The Compensation Committee's charter establishes the various responsibilities of the Compensation Committee including those described above. The Compensation Committee periodically reviews and revises the charter. In addition, the Compensation Committee regularly receives reports and recommendations from management and, as appropriate, consults with legal, accounting or other advisors in accordance with the authority granted to the Compensation Committee in its charter.

Four independent directors, J. Roger King, Shann M. Brassfield, Peter A. Bassi and William L. Hyde, Jr., currently serve on the Compensation Committee. Messrs. King, Brassfield and Bassi served as Compensation Committee members during all of fiscal 2009 and Mr. Hyde joined the Compensation Committee at the time he was appointed to our Board in September 2009. Mr. King is the Chairman of the Compensation Committee. Each member of the Compensation Committee meets the independence requirements specified by the applicable rules of the SEC and the NASDAQ and by Section 162(m) of the Code, as determined annually by the Board. The Chairman of the Compensation Committee reports the Compensation Committee's actions and recommendations to the Board of Directors following each Compensation Committee meeting.

### Executive Officers

The named executive officers of the Company held the following positions as of April 14, 2010:

| Name | Position | Age |
|---|---|---|
| Gerald W. Deitchle | Chairman of the Board, President and Chief Executive Officer | 58 |
| Gregory S. Levin | Executive Vice President, Chief Financial Officer and Secretary | 42 |
| Gregory S. Lynds | Executive Vice President and Chief Development Officer | 48 |
| Wayne L. Jones | Executive Vice President and Chief Restaurant Operations Officer | 50 |
| Matthew J. Kimble | Chief Human Resources Officer | 58 |

### Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all final decisions regarding the compensation of executive officers, including base salaries, and cash-based and equity-based incentive compensation programs. The Compensation Committee and the Chief Executive Officer annually review the performance of the other executive officers. This annual review is based on the individual performance objectives established annually for each executive officer as well as the Chief Executive Officer's perspective on the performance of each executive officer. Any recommendations or conclusions made by the Chief Executive Officer based on the executive officer's annual review, including with respect to salary adjustments and annual award amounts, are presented to the Compensation Committee which, in turn, exercises its independent discretion to approve, disapprove or modify any recommended compensation adjustments or rewards. The Compensation Committee annually reviews the performance of the Chief Executive Officer.

**Overview of Compensation Philosophy and Program**

The Compensation Committee believes that executive compensation should be closely aligned with our performance on both a short-term and a long-term basis. In addition, the Compensation Committee believes that compensation should be designed to assist us in attracting and retaining management personnel that are critical to our long-term success. To that end, the Compensation Committee believes that executive compensation should be comprised of three principal components:

- annual base salary;
- performance-based annual cash incentive bonuses, which are dependent on our annual consolidated financial performance and, for most executives, their individual performance; and,
- long-term incentive compensation in the form of stock options, restricted stock units or other equity-based awards that are designed to align executive officers' interests with those of shareholders by rewarding outstanding performance and providing long-term incentives.

The Compensation Committee considers a variety of factors when it establishes the amount of total compensation to award to executive officers each year. Among these factors are:

- the amount of total compensation paid to our executives compared to amounts paid to similar executives at targeted peer group companies both for the prior year and over a multi-year period;
- the value of equity-based compensation awarded in prior years;
- internal pay equity considerations; and,
- broad trends in executive compensation generally and within the restaurant industry.

**Determining Executive Compensation**

We have structured our annual and long-term incentive-based cash and non-cash executive compensation programs to motivate executives to achieve our business goals and reward them for achieving these goals. The Compensation Committee determines relevant market data and alternatives to consider when making compensation decisions regarding the executive officers. The Compensation Committee generally makes its annual executive compensation decisions at its meeting held in December of each year. Additionally, the Compensation Committee meets after our annual financial results have been audited by our independent auditor to finalize the most recently completed fiscal year's annual incentive calculations for executives and other applicable employees.

In determining executive compensation, the Compensation Committee reviews base pay, annual cash bonus and equity awards for the current year and on a cumulative basis. The Compensation Committee also receives information regarding the performance of each executive based upon predetermined individual objectives and other attributes. Additionally, the Compensation Committee routinely uses third party human resource and compensation consulting firms, as well as compares executive compensation levels and practices for executives holding comparable positions at targeted comparator group companies, to aid the Compensation Committee in setting compensation at competitive levels. For fiscal 2009 executive compensation, the Compensation Committee used Semler Brossy Consulting Group, LLC to analyze the comparator group. Generally, the Compensation Committee's philosophy is to target annual executive compensation to executives at approximately the 50th percentile of the comparator group. The Compensation Committee believes that targeting total compensation at approximately the 50th percentile enables us to remain competitive with our peers in attracting and retaining executive talent. However, the Compensation Committee does not use formulas or specifically set the compensation for our executives based solely on this industry data or based on a specific percentile of this industry data. Instead, the Compensation Committee uses this information and the executive's level of responsibility and experience, as well as the executive's success in achieving business objectives and their overall leadership qualities, in determining the executive's compensation. The Compensation Committee believes that this approach allows it to take into consideration the executive's overall contribution to us in determining executive compensation rather than relying solely on specific peer group targets.

The Compensation Committee did not undergo an analysis of the comparable companies in establishing 2010 executive compensation as a result of the extensive compensation analysis performed by Semler Brossy Consulting Group, LLC completed in the prior year. The comparable companies used in this assessment were:

| | |
|---|---|
| Benihana | Mortons Restaurant Group |
| California Pizza Kitchen | Peet's Coffee & Tea |
| CEC Entertainment | PF Chang's China Bistro |
| Cheesecake Factory | Red Robin Gourmet Burgers |
| Chipotle Mexican Grill | Ruth's Chris Steakhouse |
| McCormick & Schmicks Seafood Restaurants | Texas Roadhouse |

The Compensation Committee believes that the above peer group represents the optimal cross-section of companies for which we compete for talent or which are similar to us in size and business focus. For example California Pizza Kitchen and Cheesecake Factory are both Southern California companies and therefore compete directly with us for executive talent, while the other companies listed are similar in size from a restaurant or revenue perspective or are considered high-growth restaurant concepts in which we compete for talent. Because our management team, as well as the institutional investment community, generally assess our performance by reference to other companies in our industry, the Compensation Committee believes that setting compensation by reference to that same group would allow for the most meaningful comparisons of our actual performance against our peers, and therefore would enable the Compensation Committee to best structure compensation packages for our executive officers in a manner rewarding superior operating performance and the creation of shareholder value.

A significant percentage of total compensation is allocated to incentive compensation as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The Compensation Committee gathers and reviews data from either Mercer Human Resource Consulting (fiscal 2008) or Semler Brossy Consulting Group, LLC (fiscal 2009) as well as relevant information from industry sources, SEC filings and other publicly available sources to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of our performance or the individual, depending on the type of award, compared to established goals.

The results of Semler's assessment indicated that Mr. Deitchle's total compensation was near the 25$^{th}$ percentile for comparable companies surveyed. For Messrs. Levin, Lynds, Jones and Kimble base pay was in the 25$^{th}$ to 50$^{th}$ percentile for comparable companies surveyed at that time.

In addition to Mercer Human Resource Consulting and Semler Brossy Consulting Group, the Compensation Committee also engaged the Hay Group to advise them in connection with the negotiation of Mr. Deitchle's new employment agreement for fiscal 2010 (discussed elsewhere in this Proxy Statement). Specifically, the Hay Group was hired to advise the Compensation Committee with respect to the reasonableness of Mr. Deitchle's compensation under his new employment agreement when compared to general restaurant industry standards.

**Elements of Executive Compensation**

*Base Salary.* Base salaries for executive officers are generally reviewed on an annual basis and at the time of promotion or other change in responsibilities. Increases in base salary are determined using both objective and subjective factors, such as the level of responsibility, individual performance, level of pay, both of the executive in question and other similarly situated executives, and the comparative group companies' base salary levels. For fiscal 2010, the Compensation Committee elected to provide its executive officers with modest increases in their base salaries over the amounts paid in fiscal 2009 to maintain the competitiveness of the their total compensation.

*Annual Incentive Bonus.* Each executive officer participates in our annual Performance Incentive Plan ("PIP"). Annual bonuses under the PIP are generally determined based on a percentage of each officer's base salary, which for 2009, ranged from 35% to 65%. The Compensation Committee approves and recommends to the Board of Directors the objective performance measure or measures, bonus target percentages and all other terms and conditions of awards under the PIP. For fiscal 2009, the principal objective performance measure used by the Compensation Committee for the purposes of the PIP was consolidated income before interest income/expense, certain non-recurring charges and income taxes. The Compensation Committee decided to exclude interest income/expense in the 2009 target due to the volatility of the financial markets which can have an uncontrollable impact on our interest income/expense. Additionally, the Compensation Committee determined to exclude the impact of certain pre-tax charges related to the legal settlement and disposal of the Company's auction rate securities investment portfolio. As such, the Compensation Committee believes that adjusted consolidated income before interest and income taxes give a more definitive target that is largely within management's ability to influence and control. In addition to the formula-based PIP, the Compensation Committee may exercise its discretion to modify an annual incentive bonus for any executive based on other performance factors.

Under the fiscal 2009 PIP, 67% of the executives' incentive bonus (other than for the Chief Executive Officer – see "Compensation of the Chief Executive Officer") was based on the degree of achievement of our consolidated pre-tax income target, as adjusted for any non-cash charges that are noted above. The remaining 33% of the 2009 PIP incentive bonus was based on each executive's achievement of certain agreed-upon individual performance objectives. For example, if the executive's base salary was $100,000 and his/her total PIP incentive bonus was 25% of base salary (or $25,000), then 67% of the $25,000 total bonus (or $16,750) would be driven by the degree of achievement of the consolidated income before interest and income taxes target, and 33% of the $25,000 total bonus (or $8,250) would be driven by the degree of achievement of individual performance objectives. The specific individual performance objectives established for each executive officer takes into account certain factors including the contributions of these officers to the success of our key strategic initiatives, as well as each officer's personal development. These individual performance objectives usually change each year based on the strategic initiatives for the year and other factors.

Our targeted consolidated income before interest and income taxes for fiscal 2009, as adjusted for the aforementioned non-cash charges, was $18.9 million. The 2009 PIP also provided for a sliding scale of potential incentive award percentages, depending on the executive level within the Company, starting with a required minimum performance threshold of at least 80% of target for any incentive to be earned under this section of the PIP and capping at 150% of target achievement. For fiscal 2009, our actual consolidated pre-tax income, as adjusted, was $19.7 million or approximately 104% of target. Because we achieved 104% of our target, under our sliding scale calculation we paid bonuses representing 108% to 140% of the target amount for this section of the PIP.

The remaining 33% of the 2009 PIP incentive bonus is based on individual performance goals, except for Mr. Deitchle, whose entire fiscal 2009 PIP incentive bonus was based on consolidated income before interest and income taxes because he is responsible for the financial performance of the entire Company. We believe individual bonus goals for certain executives are appropriate primarily to drive individual performance against strategic corporate initiatives. These individual goals are determined annually in conjunction with our strategic initiatives and are presented to the Compensation Committee and Board of Directors at our annual strategic planning meeting. For fiscal 2009, we had nine strategic initiatives in which individual performance goals were established. These nine strategic initiatives were as follows:

- Building sales through improved four wall productivity;
- Building sales through merchandising and marketing;
- Building "four-wall" restaurant profit margins through improved productivity and efficiency;
- Delivering "Gold Standard" hospitality and service;
- Delivering "Gold Standard" food and beer;
- Increasing facility capacity and productivity;
- Developing stronger talent at all levels;
- Further transitioning and optimizing brewing operations; and,
- Minimizing risk and improving restaurant support and communications.

At the end of the year, the Compensation Committee, with the input from the Chief Executive Officer, reviews the individual performance goals of the respective executive officers; determines which performance goals were achieved; and, determines the resulting incentive bonus earned for this component of the PIP. The table below shows the fiscal 2009 target annual incentive bonus for each named executive officer as compared to the actual fiscal 2009 bonus payout.

**Fiscal 2009 Annual Incentive Bonus Plan Target Bonus vs. Actual Payout**

| Name | Target Bonus (as a % of Base Pay) | Actual Bonus (as a % of Target Bonus) |
|---|---|---|
| Gerald W. Deitchle | 65% | 140% |
| Gregory S. Levin | 45% | 118% |
| Gregory S. Lynds | 45% | 127% |
| Wayne L. Jones | 45% | 103% |
| Matthew J. Kimble | 35% | 100% |

The Compensation Committee approved the fiscal 2010 PIP at its December 2009 meeting. The basic terms, conditions, structure and percentage metrics of the fiscal 2010 PIP are substantially the same as that for the 2009 PIP.

*Long-Term Equity Compensation.* We design our long-term incentive compensation to drive long-term company performance, to align the interests of our executives with those of our shareholders and to retain executives through long-term vesting and wealth accumulation. In fiscal 2009, long-term incentive compensation took the form of stock option awards and restricted stock units for executive officers based on prior year's performance. The Compensation Committee targeted a specific economic value for annual equity awards and then granted one half of the economic value in stock options and the other half of the economic value in restricted stock units. The current allocation may change in the future, or may change for specific circumstances involving a given executive. The amount of annual equity awards granted to executive officers is based on a target economic value, which is generally set at approximately the 50th percentile of comparator group companies for comparable positions. However, as discussed above, in specific cases we set the target economic value of the equity award higher or lower than the median where appropriate based on factors such as our prior year performance and individual executive performance.

Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operations, area vice presidents and certain brewery operations positions became eligible to receive restricted stock units in accordance with our Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is designed to increase employee retention and to promote long-term wealth building based on ownership of our restricted stock units. Ownership of restricted stock units is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed-upon performance objectives during that service period (generally 5 years).

*Stock Options.* In determining the size of annual stock option grants to executive officers, the Compensation Committee bases its determinations and recommendations to the Board of Directors on such considerations as the value of total direct compensation for comparable positions in comparative group companies, company and individual performance against the strategic plan for the prior fiscal year, the number and value of stock options previously granted to the executive officer, the allocation of overall share awards attributed to executive officers and the relative proportion of long-term incentives within the total compensation mix.

All stock options granted by us during fiscal 2009 were granted as non-qualified stock options with an exercise price equal to the closing price of our Common Stock on the date of grant (except for annual stock option grants which utilize the average closing price of our Common Stock for the last five trading days of the fiscal year). Accordingly, stock options will have value only if the market price of our Common Stock increases after that date. Stock options granted to our executive officers generally vest in five equal annual installments. Because employees will only realize value from their options if our stock price increases over the exercise price, the vesting schedule is designed to provide our employees with an incentive to work toward increasing the long-term value of our Common Stock.

*Restricted Stock and Restricted Stock Units ("RSUs").* Restricted stock awards differ from stock options in that the primary purpose of restricted stock awards is to provide a component of equity-based compensation that, unlike stock options, has a measurable value to recipients immediately upon their grant, which we believe helps with overall retention. Such awards, when vested, are generally paid in shares and thereby have little or no out-of-pocket cost to the recipients, other than related income tax obligations.

The Compensation Committee believes that restricted stock and restricted stock unit awards may also be effective in attracting, motivating and retaining high quality management talent for all levels of our organization. Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operation, area vice presidents and certain brewery operations positions became eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is a long-term wealth building program based on our RSUs that is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally 5 years). We also believe our grants of RSUs will assist certain key employees with their retirement planning through the potential wealth accumulation benefits of these grants.

*Executive Benefit and Perquisites.* Pursuant to his employment agreement, Mr. Deitchle is entitled to certain fringe benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, use of a company automobile or automobile allowance and the right to participate in our customary executive benefit plans. Other executive officers are entitled to receive customary vacation benefits, automobile allowances, family health insurance and the right to participate in our customary executive benefit plans.

**Equity Grant Timing Practices**

The Compensation Committee and the Board have adopted guidelines for equity grant timing practices. The guidelines approved by the Board are as follows:

*Regular Annual Equity Grant Dates.* Annual equity grants are presented and approved at the meeting of the Compensation Committee held in December of each year, before fiscal year-end earnings are released. The regular annual equity grant date for all employees, including executive officers, is the first business day of the new fiscal year and the exercise price for the annual stock option grants is determined using the average of the closing price of our Common Stock for the last five trading days of the fiscal year.

For annual grants of restricted stock units, the Compensation Committee approves a specific dollar amount to be granted to each recipient and the number of shares is thereafter determined by dividing the dollar amount approved by the Compensation Committee by the average of the closing market price of our Common Stock for the last five trading days of the fiscal year.

*New Hire Grant Dates.* Prior to 2007, stock option grants to newly-hired employees that fall within parameters previously set by the Compensation Committee were approved by written action by the Chief Executive Officer. Beginning in 2007, the Chief Executive Officer requested that all equity award grants to newly-hired employees be approved by the Compensation Committee prior to the new employee's first day of employment. These grants occur on the first day of employment as stated in the offer letters for new employees, unless the first day of employment for a new company officer is during one of our stock trading "black-out" periods, in which case the grants occur on the first trading day subsequent to the end of our "black-out" period. The exercise price is always the closing price of our Common Stock on the date of grant. Options granted to new employees generally vest ratably over five years. Beginning in 2008, we also began issuing restricted stock units to our newly-hired employees. The number of restricted stock units granted to our new employees is determined by dividing the approved dollar amount by the closing market price of our Common Stock on the date of grant. These restricted stock units generally vest at 20% per year or in five equal annual installments.

*Participants in Our Gold Standard Stock Ownership Program ("GSSOP").* Beginning in 2007, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operations, area vice presidents and certain brewery related positions became eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. New participants receive their grants on the first day of each month subsequent to their acceptance into the program in accordance with the GSSOP documentation. The number of RSUs granted to a participant in the GSSOP is determined by their position and calculated as the dollar amount of their grant, as determined in the GSSOP document, divided by the closing market price of our Common Stock on the date of grant. All RSUs under the GSSOP "cliff vest" after five years from the date of grant.

*All Other Grants.* Our general practice is to issue equity grants annually or upon new employment as described above. In those instances when equity awards occur during the year due to employee promotions or other factors, the equity awards are approved in advance by the Compensation Committee and a future grant date is selected by the Committee. The exercise price for such awards will always be based on the closing price of our Common Stock on the date of grant.

**Compensation of the Chief Executive Officer**

On January 19, 2005, we announced that Gerald W. (Jerry) Deitchle had been appointed as our President and Chief Executive Officer and his employment commenced February 1, 2005. In June 2008, Mr. Deitchle was unanimously elected to the additional post of Chairman of the Board. Effective January 2005, we entered into a five-year employment agreement with Mr. Deitchle that ended on December 31, 2009. That employment agreement was automatically extended for one additional year pursuant to its terms; however, on April 6, 2010, we executed a new employment agreement with Mr. Deitchle that was deemed to commence on December 30, 2009 and terminates on January 4, 2013.

In May 2007, the Compensation Committee engaged Mercer Human Resource Consulting to evaluate the then-current compensation for our Chief Executive Officer (Mr. Deitchle), Chief Financial Officer (Mr. Levin) and Chief Development Officer (Mr. Lynds). Mercer's evaluation concluded that Mr. Deitchle's then-current annual target cash compensation was below the 25th percentile of comparator companies (see list of peer group companies in the "Compensation, Discussion and Analysis" section). As a result of this evaluation, and after also considering our performance compared to other similarly-situated casual dining restaurant companies, Mr. Deitchle's annual base salary was increased to $420,000 for fiscal 2008 and subsequently to $450,000 for fiscal 2009. Additionally, his annual PIP incentive bonus potential on a go forward basis was established at 65% of his annual base salary as determined based on the degree of the achievement of our consolidated financial performance target for each year. For each 1% by which the targets are exceeded, Mr. Deitchle's target bonus would be increased by 10% up to a maximum of 150% of the original incentive bonus. Based on the latest executive compensation market assessment by Semler Brossy Consulting Group, LLC, conducted in 2009, Mr. Deitchle's annual target cash compensation remained below the 25th percentile of peer restaurant companies.

For fiscal 2009, the Company achieved its adjusted targeted pre-tax income and accordingly, Mr. Deitchle received his annual incentive bonus based on the terms and calculation in accordance with our 2009 PIP program.

In connection with his initial employment as our Chief Executive Officer in 2005, Mr. Deitchle received an initial grant of stock options to purchase 275,000 shares of our Common Stock under our existing stock option plan, of which 100,000 options vested on the date of grant and 87,500 vested on each of the second and third anniversaries of the date of grant. Additionally, Mr. Deitchle received a stock option grant of 25,000 shares upon joining our Board of Directors in November 2004, of which 12,500 options vested on each of the first and second anniversaries of the date of grant. Per the amendments to Mr. Deitchle's base salary and incentive compensation for fiscal 2008 and fiscal 2009, the Board agreed to grant Mr. Deitchle an equity award under our 2005 Equity Inventive Plan having a grant date value of $600,000 for both fiscal 2008 and fiscal 2009. As such, effective on January 2, 2008 in accordance with our annual grant practice, Mr. Deitchle received an equity grant of 18,044 shares of our restricted stock units and options to acquire 43,453 shares of our Common Stock at an exercise price of $16.63 per share for fiscal 2008. Additionally, effective on December 31, 2008 in accordance with our annual grant practice, Mr. Deitchle received an equity grant of 29,674 shares of our restricted stock units and options to acquire 42,796 shares of our Common Stock at an exercise price of $10.11 per share for fiscal 2009. Both the restricted stock units and the stock options granted for fiscal 2008 and fiscal 2009 vest ratably over five years from the date of grant.

*Gerald W. Deitchle Employment Agreement*

On April 6, 2010, we entered into a new employment agreement with Mr. Deitchle. The following is a brief summary of the terms of Mr. Deitchle's new employment agreement with us:

Term. Effective as of December 30, 2009 through January 4, 2013.

Base Salary. $500,000, subject to a minimum annual increase based on increases in the Consumer Price Index and otherwise at the discretion of the Compensation Committee.

Bonus Opportunity. Annual bonus opportunity targeted at no less than 65% of his base salary. Actual bonuses to be determined by the Board of Directors based upon performance criteria established by the Compensation Committee after consultation with Mr. Deitchle.

Additional Benefits. Certain fringe benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, the use of a company automobile or automobile allowance of up to $1,800 per month, family health insurance and the right to participate in our other executive benefit plans. In addition, we agreed to pay up to $13,000 of Mr. Deitchle's legal fees incurred in connection with negotiation and documentation of his employment agreement.

Option Grant. On December 30, 2009, Mr. Deitchle was granted an option to acquire 232,702 shares of our Common Stock at an exercise price of $18.86 per share pursuant to the terms of the 2005 Plan. The options vest in full on the third yearly anniversary of the date of grant and expire on the tenth yearly anniversary of the date of grant. However, if Mr. Deitchle's employment is terminated as a result of his death or disability, these options vest on a pro rata basis based on the portion of the three-year term completed. In addition, if Mr. Deitchle's employment is terminated without "Cause" (as defined in the employment agreement) or by Mr. Deitchle for "Good Reason" (as defined in the employment agreement), the options shall immediately vest in full.

Retirement Benefit. Mr. Deitchle will receive a retirement benefit of $125,000 per year for a period of five years following his separation of service from us. The retirement benefit will vest in full on December 30, 2012. However, (i) if Mr. Deitchle's employment is terminated as a result of his death or disability, his retirement benefit shall immediately vest on a pro rata basis based on the portion of the three-year term completed, (ii) if his employment is terminated without Cause or for "Good Reason," his retirement benefit shall vest in full and (iii) if his employment is terminated prior to the December 30, 2012 for Cause or without Good Reason, Mr. Deitchle shall not be entitled to any retirement benefit.

Termination. We may terminate Mr. Deitchle's employment at any time. If Mr. Deitchle dies or becomes disabled, he (or his estate) will be entitled to receive any accrued but unpaid bonus or other compensation as well as a lump sum cash payment equal to a pro rata portion (based on the percentage of days employed for the year in question) of the bonus for the year in which the termination occurs in the event that the Board of Directors reasonably and in good faith determines that Mr. Deitchle was on track to satisfy the relevant performance criteria for such bonus (the "Pro Rata Bonus").

In the event of termination without Cause or by Mr. Deitchle for Good Reason, Mr. Deitchle shall be entitled to receive the following: (i) accrued but unpaid bonus or other compensation and, to the extent that Mr. Deitchle is not covered by any other comprehensive insurance, we will pay an amount equivalent to his COBRA payments for the remainder of the term of the employment agreement or, if less, the maximum term allowable by then applicable law, and (ii) a lump sum severance equal to 100% of the base salary and car allowance that would be due to Mr. Deitchle from the date of termination through the applicable remaining term of the employment agreement plus the Pro Rata Bonus.

Board Seat and Chairmanship. So long as Mr. Deitchle serves as our Chief Executive Officer, he shall also be Chairman of the Board unless separation of the positions of Chairman and Chief Executive Officer is required by majority vote of shareholders or otherwise mandated by law or regulation applicable to all public companies or by the listing requirements of the exchange or trading system on which our Common Stock is listed for trading.

**Compensation Committee Interlocks and Insider Participation**

During all of fiscal 2009, Mr. King, Mr. Brassfield and Mr. Bassi served on the Compensation Committee. Mr. Hyde joined the Compensation Committee at the time he was appointed to our Board in September 2009. No member of the Compensation Committee was, during fiscal 2009, an officer or employee of BJ's, a former officer of BJ's or any of its subsidiaries or had a relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or the Compensation Committee during fiscal 2009.

Certain of the members of our Board of Directors or their affiliates have entered into transactions or arrangements with us during the past fiscal year which transactions and arrangements are described in "Certain Relationships and Related Transactions" below.

**Review of All Components of Executive Compensation**

The Compensation Committee and the Board of Directors have reviewed information about all components of the compensation provided to our executive officers, including base salary, annual bonus, equity compensation (including realized gains and accumulated unrealized values on stock options), perquisites and other personal benefits and the effect of retirement and our change in control on stock option vesting. A summary of our compensation programs, practices and internal controls, and tables quantifying the estimated values of these components for each executive, were presented to and reviewed by the Compensation Committee.

**Tax and Accounting Implications**

Section 162(m) of the Code disallows a federal income tax deduction to publicly held companies for certain compensation paid to our Chief Executive Officer and the four other most highly compensated executive officers to the extent that compensation exceeds $1 million per executive officer covered by Section 162(m) in any fiscal year. The limitation applies only to compensation that is not considered "performance-based" as defined in the Section 162(m) rules.

In designing our compensation programs, the Compensation Committee considers the effect of Section 162(m) together with other factors relevant to our business needs. We have historically taken, and intend to continue taking, appropriate actions, to the extent we believe desirable, to preserve the deductibility of annual incentive and long-term performance awards. However, the Compensation Committee has not adopted a policy that all compensation paid must be tax-deductible and qualified under Section 162(m) of the Code.

## COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

**COMPENSATION COMMITTEE**

J. Roger King, Chairman    Peter A. Bassi    Shann M. Brassfield    William L. Hyde, Jr.

**Summary Compensation Table**

The following table sets forth information concerning compensation for the fiscal year ended December 29, 2009 of the current Chief Executive Officer, the current Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as of December 29, 2009, and whose salary and bonus compensation for the year ended December 29, 2009 was at least $100,000.

**2009 Summary Compensation Table**

| Name and Principal Position | Year | Salary ($) | Bonus ($) (1) | Stock Awards ($) (2)* | Option Awards ($) (3)* | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| Gerald W. Deitchle | 2009 | 450,000 | 409,500 | 319,589 | 280,706 | 12,810(4) | 1,472,605 |
| Chairman, President and Chief | 2008 | 420,000 | 91,000 | 56,157 | 168,185 | 6,984(5) | 742,326 |
| Executive Officer | 2007 | 375,000 | 203,250 | — | 574,292 | 6,984(5) | 1,159,526 |
| Gregory S. Levin | 2009 | 315,000 | 167,811 | 161,550 | 98,387 | 12,810(4) | 755,558 |
| Executive Vice President, Chief | 2008 | 300,000 | 40,095 | 32,763 | 204,646 | 12,984(6) | 590,488 |
| Financial Officer and Secretary | 2007 | 275,625 | 103,969 | — | 173,365 | 12,984(6) | 565,943 |
| Gregory S. Lynds | 2009 | 287,500 | 164,048 | 107,700 | 98,387 | 9,210(7) | 666,845 |
| Executive Vice President and Chief | 2008 | 275,000 | 29,811 | 23,393 | 172,923 | 9,756(7) | 510,883 |
| Development Officer | 2007 | 250,625 | 94,594 | — | 207,053 | 9,384(7) | 561,656 |
| Wayne L. Jones | 2009 | 259,135 | 120,537 | — | 398,657 | 12,040(8) | 790,369 |
| Executive Vice President and Chief | | | | | | | |
| Restaurant Operations Officer | | | | | | | |
| Matthew J. Kimble | 2009 | 140,577 | 110,040 | 209,375 | 262,256 | 8,232(9) | 730,480 |
| Chief Human Resources Officer | | | | | | | |

* Consistent with SEC rules, the amounts in the "Stock Awards" and "Option Awards" columns for years 2009, 2008 and 2007 reflect the aggregate grant date fair value computed in accordance with FASB Codification Topic No. 718 (formerly, Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*).

(1) Bonus amounts may include amounts earned in a given fiscal year but not paid until the subsequent fiscal year.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2009, 2008 and 2007. Instead, these amounts reflect the aggregate grant date fair value of awards computed in accordance with FASB Codification Topic No. 718. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to 2009 grants, refer to note 1 of our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 29, 2009, as filed with the SEC. See the Grants of Plan-Based Awards Table for the information on options granted in 2009.

(4) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2009, including group term life insurance ($810) and auto reimbursement/allowance ($12,000).

(5) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($984) and auto reimbursement/ allowance ($6,000).

(6) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($984) and auto reimbursement/allowance ($12,000).

(7) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2009, fiscal 2008 and fiscal 2007, respectively, including group term life insurance ($810, $1,356 and $984) and auto reimbursement/allowance ($8,400).

(8) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2009, including group term life insurance ($540) and auto reimbursement/allowance ($11,500).

(9) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2009, including group term life insurance ($232) and auto reimbursement/allowance ($8,000).

## Grants of Plan-Based Awards

The following table provides certain information concerning grants of options to purchase our Common Stock and other plan-based awards made during the fiscal year ended December 29, 2009, to the persons named in the 2009 Summary Compensation Table.

### 2009 Grants of Plan-Based Awards

| | | Stock Awards | | Option Awards | | |
|---|---|---|---|---|---|---|
| **Name** | **Grant Date** | **Number of Securities Underlying Stock Awards (#) (1)** | **Grant Date Fair Value of Stock Awards ($) (2)** | **Number of Securities Underlying Option Awards (#) (3)** | **Exercise or Base Price of Option Awards ($/Share) (4)** | **Grant Date Fair Value of Option Awards ($) (5)** |
| Gerald W. Deitchle | 12/31/08 | 29,674 | 319,589 | 42,796 | 10.11 | 280,706 |
| Gregory S. Levin | 12/31/08 | 15,000 | 161,550 | 15,000 | 10.11 | 98,387 |
| Gregory S. Lynds | 12/31/08 | 10,000 | 107,700 | 15,000 | 10.11 | 98,387 |
| Wayne L. Jones | 02/17/09 | — | — | 51,151 | 11.68 | 398,657 |
| Matthew J. Kimble | 05/04/09 | 12,500 | 209,375 | 25,000 | 16.75 | 262,256 |

(1) This column shows the number of restricted stock units granted in 2009 to the Named Executive Officers. Restricted stock units vest in five equal annual installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) This column shows the number of stock options granted in 2009 to the Named Executive Officers. All of such options vest in five equal annual installments and expire ten years from the date of grant.

(4) Reflects annual stock option grants which have an exercise price per share equal to an average of the closing prices of our Common Stock for the last five days of the fiscal year.

(5) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2009. Instead, these amounts reflect the aggregate grant date fair value of awards computed in accordance with FASB Codification Topic No. 718. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model.

### Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of December 29, 2009.

**Outstanding Equity Awards at December 29, 2009**

| | | Stock Awards | | Option Awards | | | |
|---|---|---|---|---|---|---|---|
| Name | Grant Date | Number of Shares or Units of Stock That Have Not Vested (#) (1) | Market Value of Shares or Units of Stock That Have Not Vested ($) (2) | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date |
| Gerald W. Deitchle | 11/23/04 | — | — | 25,000 | — | 14.77 | 11/23/14 |
| | 01/12/05 | — | — | 275,000 | — | 14.04 | 01/12/15 |
| | 01/04/06 | — | — | 18,000 | 12,000(3) | 23.26 | 01/04/16 |
| | 01/03/07 | — | — | 10,000 | 15,000(4) | 19.96 | 01/03/17 |
| | 01/02/08 | 14,436 | 271,108 | 8,690 | 34,763(7) | 16.63 | 01/02/18 |
| | 12/31/08 | 29,674 | 557,278 | — | 42,796(8) | 10.11 | 12/31/18 |
| Gregory S. Levin | 09/06/05 | — | — | 80,000 | 20,000(5) | 20.74 | 09/06/15 |
| | 01/03/07 | — | — | 4,000 | 6,000(4) | 19.96 | 01/03/17 |
| | 01/02/08 | 8,421 | 158,146 | 5,069 | 20,279(7) | 16.63 | 01/02/18 |
| | 12/31/08 | 15,000 | 281,700 | — | 15,000(8) | 10.11 | 12/31/18 |
| Gregory S. Lynds | 07/22/03 | — | — | 90,000 | — | 11.26 | 07/22/13 |
| | 04/15/04 | — | — | 2,500 | — | 13.57 | 04/15/14 |
| | 02/22/05 | — | — | 5,926 | 2,964(6) | 15.50 | 02/22/15 |
| | 01/04/06 | — | — | 9,000 | 6,000(3) | 23.26 | 01/04/16 |
| | 01/03/07 | — | — | 4,000 | 6,000(4) | 19.96 | 01/03/17 |
| | 01/02/08 | 6,015 | 112,962 | 3,621 | 14,484(7) | 16.63 | 01/02/18 |
| | 12/31/08 | 10,000 | 187,800 | — | 15,000(8) | 10.11 | 12/31/18 |
| Wayne L. Jones | 02/17/09 | — | — | — | 51,151(9) | 11.68 | 02/17/19 |
| Matthew J. Kimble | 05/04/09 | 12,500 | 234,750 | — | 25,000(10) | 16.75 | 05/04/19 |

(1) All restricted stock units vest in five equal installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The unexercisable options vest in five annual installments commencing January 4, 2007.

(4) The unexercisable options vest in five annual installments commencing January 3, 2008.

(5) The unexercisable options vest in five annual installments commencing September 6, 2006.

(6) The unexercisable options vest in three annual installments commencing February 22, 2008.

(7) The unexercisable options vest in five annual installments commencing January 2, 2009.

(8) The unexercisable options vest in five annual installments commencing December 31, 2009.

(9) The unexercisable options vest in five annual installments commencing February 17, 2010.

(10) The unexercisable options vest in five annual installments commencing May 4, 2010.

### Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth information concerning each exercise of stock options during 2009 for each of the Named Executive Officers on an aggregated basis:

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) |
| Gerald W. Deitchle | — | — | 3,608 | 40,843 |
| Gregory S. Levin | — | — | 2,105 | 23,829 |
| Gregory S. Lynds | — | — | 1,503 | 17,014 |
| Wayne L. Jones | — | — | — | — |
| Matthew J. Kimble | — | — | — | — |

### Potential Payments upon Termination or Change in Control

The employment agreement with Mr. Deitchle discussed elsewhere in this Proxy Statement contains severance arrangements providing for the payment of certain benefits if his employment is terminated, including termination following a change in control. In addition, in the event we terminate the employment of Mr. Levin without cause, he will be eligible to receive a severance payment of six months salary. Further, in the event we terminate the employment of Mr. Lynds without cause (including in connection with a change in control), he will be eligible to receive a severance payment of six months salary plus an additional month for every year he was employed by us (not to exceed an aggregate of 12 months).

We also have additional severance arrangements with certain other executive officers, pursuant to which the officer is eligible to receive a severance payment of no more than six months salary in the event we terminate the officer's employment without cause. In addition, stock option awards granted to all employees generally provide for accelerated vesting or lapse of restrictions on awards if an employee's employment is terminated within a year after a change in control, the acquiring company does not assume outstanding awards or substitute equivalent awards and other conditions are satisfied as described in the 2005 Plan.

The following table describes the potential payments upon termination without cause or, after our change in control, termination without cause or termination for good reason for each named executive officer:

| | Termination Without Cause or Termination for Good Reason (including Termination following a Change in Control) | | |
|---|---|---|---|
| Name | Cash Payment ($) (1) | Acceleration of Vesting of Awards ($) (2) | Benefits and Perquisites ($) (3) |
| Gerald W. Deitchle | 450,000 | 1,274,168 | 14,625 |
| Gregory S. Levin | 157,000 | 613,496 | 6,778 |
| Gregory S. Lynds | 287,500 | 471,674 | 13,556 |
| Wayne L. Jones | — | 363,172 | 4,519 |
| Matthew J. Kimble | 70,288 | 285,500 | 2,341 |

(1) Assumes a termination and base salary payments as of December 29, 2009 for each executive.

(2) Calculated based on a termination date of December 29, 2009 and the fair market value of our Common Stock as of the close on the last trading day of our fiscal year.

(3) Reflects the continuation of health benefits following the termination of employment for the period specified above.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### Agreements with Related Parties

As of December 29, 2009, Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 15.9% of our outstanding Common Stock. James A. Dal Pozzo, a member of our Board of Directors, is the President of Jacmar. Jacmar, through its specialty wholesale food distributorship, is currently our largest supplier of food, beverage and paper products. In July 2009, after an extensive competitive bidding process, we entered into a three-year agreement with a national foodservice distribution system whose shareholders are prominent regional foodservice distributors, of which Jacmar is one. Jacmar will continue to service our restaurants in California and Nevada, while other system distributors will service our restaurants in all other states. Jacmar sells products to us at prices comparable to those offered by unrelated third parties. Jacmar supplied us with $51.0 million, $46.8 million and $42.9 million of food, beverage and paper products for fiscal 2009, 2008 and 2007, respectively, which represent 47.9%, 49.5% and 53.4% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $3.6 million and $2.5 million at December 29, 2009 and December 30, 2008, respectively. The Board of Directors has reviewed the terms of the agreements relating to pricing between Jacmar and us, and believes that the terms are at least as favorable or more favorable than we could obtain from another third party offering comparable goods and services.

### Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Those transactions that are determined to be related party transactions under Item 404 of Regulation S-K issued by the Securities and Exchange Commission are submitted for review by the Board of Directors for approval and to conduct a conflicts-of-interest analysis. The individual identified as the "related party" may not participate in any review or analysis of the related party transaction.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, our securities. Copies of these filings must be furnished to us.

To our knowledge, based solely on a review of the copies of such forms furnished to us and written representations from our executive officers and directors, except as described below, we believe all filings required to be made by our executive officers, directors and greater than 10% beneficial owners under Section 16 of the Securities Exchange Act of 1934 were made on a timely basis, except for William H. Tilley. Based on the information provided to us by the persons or entities indicated, Mr. Tilley failed to file a Form 4 with respect to a gift of shares on or about June 25, 2009. Mr. Tilley subsequently filed the required Form 4.

We notify our employees of their annual equity grants at the time of their annual review, which usually takes place in mid-January of each year. As such, employees are not notified of their equity grants until after the deadline for filing the required forms with the SEC. Once the employee is notified of their annual grant as part of the annual review process, all required forms are filed with the SEC. Therefore, the following individuals were late filers in regards to their annual equity grants:

Gerald W. Deitchle
Gregory S. Lynds
John D. Allegretto
Matthew J. Kimble
Lon F. Ledwith
Gregory S. Levin
Wayne L. Jones
Matthew D. Hood
Alexander M. Puchner

## SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

*Requirements for Shareholder Proposals to be Considered for Inclusion in Our Proxy Materials.* In order for a shareholder proposal to be included in the Board of Directors' Proxy Statement for the next Annual Meeting of Shareholders, such proposal must be received at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, Attention: Corporate Secretary, no later than the close of business on December 31, 2010.

*Requirements for Shareholder Proposals to be Brought Before the Annual Meeting.* In order for a proposal made outside of the requirements of Rule 14a-8 to be considered timely in connection with our 2011 Annual Meeting of Shareholders, such proposal must be received by our office of the Corporate Secretary at the address stated above no later than December 31, 2010. However, in the event that the annual meeting is called for a date that is not within thirty days of the anniversary of the date on which the immediately preceding annual meeting of shareholders was called, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth day following the date on which announcement of the date of the annual meeting is first made.

The proxy solicited by the Board of Directors for the 2011 Annual Meeting of Shareholders will confer discretionary authority to vote on any proposal presented by a shareholder at that meeting for which we have not been provided with notice on or prior to March 15, 2010. If the shareholder does not comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on such shareholder proposal or nomination.

## ANNUAL REPORT TO SHAREHOLDERS

Our Annual Report to Shareholders containing our consolidated financial statements for the fiscal year ended December 29, 2009, has been mailed concurrently herewith. The Annual Report to Shareholders is not incorporated in this Proxy Statement and is not deemed to be a part of the proxy solicitation material. Any shareholder who does not receive a copy of such Annual Report to Shareholders may obtain one by writing to us.

## OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not know of any other matter which will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjournment thereof, the person or persons voting the proxies will vote on such matters in accordance with their best judgment and discretion.

## ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (exclusive of Exhibits), will be furnished by first class mail without charge to any person from whom the accompanying proxy is solicited upon written request to: BJ'S RESTAURANTS, INC., 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, CALIFORNIA 92647, ATTENTION: CORPORATE SECRETARY. If Exhibit copies are requested, a copying charge of $.20 per page may be required.

By Order of the Board of Directors,

GERALD W. DEITCHLE
Chairman of the Board, President and Chief Executive Officer

May 3, 2010
Huntington Beach, California

[THIS PAGE INTENTIONALLY LEFT BLANK]

**APPENDIX A**

# BJ'S RESTAURANTS, INC.
# 2005 EQUITY INCENTIVE PLAN

(April 19, 2010 Amendments)

## PART I.

## PURPOSE, ADMINISTRATION AND RESERVATION OF SHARES

SECTION 1. PURPOSE OF THE PLAN. The purposes of this Plan are (a) to promote the growth and success of the Company's business, and (b) to attract and retain the most talented Employees, Officers, Directors and Consultants available, (i) by aligning the long-term interests of Employees, Officers, Directors and Consultants with those of the shareholders by providing an opportunity to acquire an equity interest in the Company and (ii) by providing both rewards for exceptional performance and long term incentives for future contributions to the success of the Company and its Subsidiaries.

The Plan permits the grant of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, SARs, and Performance Compensation Awards (Shares and Units) at the discretion of the Committee and as reflected in the terms of the Award Agreement. Each Award will be subject to conditions specified in the Plan, such as continued employment or satisfaction of performance criteria.

The Committee may elect to establish sub-plans or procedures governing the grants to Employees, Officers Directors and Consultants and this Plan will serve as the framework for any such sub-plans. The awards granted under the Former Plan shall continue to be administered under the Former Plan until such time as those options are exercised, expire or become unexercisable for any reason.

SECTION 2. DEFINITIONS. As used herein, the following definitions shall apply:

(a) "ACTIVE STATUS" shall mean (i) for Employees, the absence of any interruption or termination of service as an Employee; provided, that the Board or Committee, in its sole discretion, may determine that Active Status may continue if an Employee becomes a Consultant immediately following termination of or interruption of service as an Employee, in which case Active Status shall thereafter be determined in accordance with clause (iii) below, (ii) for Directors, that the Director has not been removed from the Board for Misconduct and the Director has not failed to be reelected by the shareholders following a Board determination of Misconduct by such Director, and (iii) for Consultants, the absence of any interruption, expiration, or termination of such person's consulting or advisory relationship with the Company or any Subsidiary or the occurrence of any termination event as set forth in such person's Award Agreement. Active Status shall not be considered interrupted (A) for an Employee in the case of sick leave, maternity leave, infant care leave, medical emergency leave, military leave, or any other leave of absence properly taken in accordance with the policies of the Company or any applicable Subsidiary as may be in effect from time to time, and (B) for a Consultant, in the case of any temporary interruption in such person's availability to provide services to the Company or any Subsidiary which has been granted in writing by an authorized Officer of the Company. Whenever a mandatory severance period applies under applicable law with respect to a termination of service as an Employee, Active Status shall be considered terminated upon such Employee's receipt of notice of termination in whatever form prescribed by applicable law.

(b) "AWARD" shall mean any award or benefits granted under the Plan, including Options, Restricted Stock, Restricted Stock Units, SARs, Performance Shares and Performance Units.

(c) "AWARD AGREEMENT" shall mean a written or electronic agreement between the Company and the Participant setting forth the terms of the Award.

(d) "BENEFICIAL OWNERSHIP" shall have the meaning set forth in Rule 13d-3 promulgated under the Exchange Act.

(e) "BOARD" shall mean the Board of Directors of the Company.

(f) "CHANGE OF CONTROL" shall mean the first day that any one or more of the following conditions shall have been satisfied:

(i) the sale, liquidation or other disposition of all or substantially all of the Company's assets in one or a series of related transactions;

(ii) an acquisition (other than directly from the Company) of any outstanding voting securities by any person, after which such person (as the term is used for purposes of Section 13(d) or 14(d) of the Exchange Act) has Beneficial Ownership of fifty percent (50%) or more of the then outstanding voting securities of the Company, other than a Board-approved transaction;

(iii) during any 36-consecutive month period, the individuals who, at the beginning of such period, constitute the Board ("Incumbent Directors") cease for any reason other than death to constitute at least a majority of the members of the Board; provided however that except as set forth in this Section 2(f)(iii), an individual who becomes a member of the Board subsequent to the beginning of the 36-month period, shall be deemed to have satisfied such 36-month requirement and shall be deemed an Incumbent Director if such Director was elected by or on the recommendation of or with the approval of at least two-thirds of the Directors who then qualified as Incumbent Directors either actually (because they were Directors at the beginning of such period) or by operation of the provisions of this section; if any such individual initially assumes office as a result of or in connection with either an actual or threatened solicitation with respect to the election of Directors (as such terms are used in Rule 14a-12(c) of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitations of proxies or consents by or on behalf of a person other than the Board, then such individual shall not be considered an Incumbent Director; or

(iv) a merger, consolidation or reorganization of the Company, as a result of which the shareholders of the Company immediately prior to such merger, consolidation or reorganization own directly or indirectly immediately following such merger, consolidation or reorganization less than fifty percent (50%) of the combined voting power of the outstanding voting securities of the entity resulting from such merger, consolidation or reorganization.

(g) "CODE" shall mean the Internal Revenue Code of 1986, as amended.

(h) "COMMITTEE" shall mean the Compensation Committee appointed by the Board.

(i) "COMMON STOCK" shall mean the common stock of the Company, no par value per share.

(j) "COMPANY" shall mean BJ's Restaurants, Inc., a California corporation, and any successor thereto.

(k) "CONSULTANT" shall mean any person, except an Employee, engaged by the Company or any Subsidiary of the Company, to render personal services to such entity, including as an advisor, pursuant to the terms of a written agreement.

(l) "DIRECTOR" shall mean a member of the Board.

(m) "DISABILITY" shall mean (i) in the case of a Participant whose employment with the Company or a Subsidiary is subject to the terms of an employment or consulting agreement that includes a definition of "Disability" as used in this Plan shall have the meaning set forth in such employment or consulting agreement during the period that such employment or consulting agreement remains in effect; and (ii) in all other cases, the term "Disability" as used in this Plan shall have the same meaning as set forth under the Company's long-term disability plan applicable to the Participant as may be amended from time to time, and in the event the Company does not maintain any such plan with respect to a Participant, a physical or mental condition resulting from bodily injury, disease or mental disorder which renders the Participant incapable of continuing his or her usual and customary employment with the Company or a Subsidiary, as the case may be, for a period of not less than 120 days or such other period as may be required by applicable law.

(n) "EFFECTIVE DATE" shall mean the date on which the Company's shareholders have first approved this Plan in accordance with applicable Nasdaq rules.

(o) "EMPLOYEE" shall mean any person, including an Executive Officer or Officer, who is a common law employee of, receives remuneration for personal services to, is reflected on the official human resources database as an employee of, and is on the payroll of the Company or any Subsidiary of the Company. A person is on the payroll if he or she is paid from or at the direction of the payroll department of the Company, or any Subsidiary of the Company. Persons providing services to the Company, or to any Subsidiary of the Company, pursuant to an agreement with a staff leasing organization, temporary workers engaged through or employed by temporary or leasing agencies, and workers who hold themselves out to the Company, or a Subsidiary to which they are providing services as being independent contractors, or as being employed by or engaged through another company while providing the services, and persons covered by a collective bargaining agreement (unless the collective bargaining agreement applicable to the person specifically provides for participation in this Plan) are not Employees for purposes of this Plan and do not and cannot participate in this Plan, whether or not such persons are, or may be reclassified by the courts, the Internal Revenue Service, the U.S. Department of Labor, or other person or entity as, common law employees of the Company, or any Subsidiary, either solely or jointly with another person or entity.

(p) "EXCHANGE ACT" shall mean the Securities Exchange Act of 1934, as amended.

(q) "EXECUTIVE OFFICERS" shall mean the officers of the Company as such term is defined in Rule 16a-1 under the Exchange Act.

(r) "FAIR MARKET VALUE" shall mean the closing price per share of the Common Stock on Nasdaq as to the date specified (or the previous trading day if the date specified is a day on which no trading occurred), or if Nasdaq shall cease to be the principal exchange or quotation system upon which the shares of Common Stock are listed or quoted, then such exchange or quotation system as the Company elects to list or quote its shares of Common Stock and that the Committee designates as the Company's principal exchange or quotation system, or at the discretion of the Committee in the case that the Company ceases to be publicly traded.

(s) "FASB 123(R)" shall mean Statements of Financial Accounting Standards No. 123, "Stock-Based Payments", as promulgated by the Financial Accounting Standards Board.

(t) "FORMER PLAN" shall mean the BJ's Restaurants, Inc. Amended and Restated 1996 Stock Option Plan, as amended.

(u) "GOVERNANCE AND NOMINATION COMMITTEE" shall mean the Governance and Nomination Committee appointed by the Board.

(v) "INCENTIVE STOCK OPTION" shall mean any Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(w) "INDEPENDENT DIRECTOR" shall mean a Director who: (1) meets the independence requirements of Nasdaq, or if Nasdaq shall cease to be the principal exchange or quotation system upon which the shares of Common Stock are listed or quoted, then such exchange or quotation system as the Company elects to list or quote its shares of Common Stock and that the Committee designates as the Company's principal exchange or quotation system; (2) qualifies as an "outside director" under Section 162(m) of the Code;

(3) qualifies as a "non-employee director" under Rule 16b-3 promulgated under the Exchange Act; and (4) satisfies independence criteria under any other applicable laws or regulations relating to the issuance of Shares to Employees.

(x) "MAXIMUM ANNUAL PARTICIPANT AWARD" shall have the meaning set forth in Section 6(b).

(y) "MISCONDUCT" shall mean any of the following; provided, however, that with respect to Non-Employee Directors "Misconduct" shall mean subsection (viii) only:

(i) any material breach of an agreement between the Participant and the Company or any Subsidiary;

(ii) willful unauthorized use or disclosure of confidential information or trade secrets of the Company or any Subsidiary by the Participant;

(iii) the Participant's continued willful and intentional failure to satisfactorily perform Participant's essential responsibilities;

(iv) material failure of the Participant to comply with rules, policies or procedures of the Company or any Subsidiary as they may be amended from time to time, including, without limitation, failure to comply with (1) the Company's Code of Ethics and Code of Conduct, (2) policies and procedures of the Company relating to use and maintenance of facilities and equipment, or (3) policies and procedures of the Company relating to the occurrence, reporting or investigation of any harassment or discrimination allegations or complaints;

(v) Participant's dishonesty, fraud or gross negligence related to the business or property of the Company or any Subsidiary;

(vi) personal conduct that is materially detrimental to the business of the Company or any Subsidiary;

(vii) conviction of or plea of nolo contendere to a felony;

(viii) in the case of Non-Employee Directors, (1) the removal from the Board for cause in accordance with the provisions of Section 302 of the California Corporations Code, (2) the removal from the Board as a result of a shareholder suit in accordance with the provisions of Section 304 of the California Corporations Code, (3) the determination by at least a majority of the disinterested members of the Board that such Non-Employee Director has materially breached his or her fiduciary duties or duties of loyalty to the Company or has grossly abused such Non-Employee Director's authority with respect to the Company, (4) the determination by at least a majority of the disinterested members of the Board that such Non-Employee Director has committed fraudulent or dishonest acts which have or could reasonably be expected to have a material adverse effect on the Company, or (5) the determination by at least a majority of the disinterested members of the Board that such Non-Employee Director has materially failed to comply with rules, policies or procedures of the Company applicable to Non-Employee Directors, as they may be amended from time to time;

(ix) intentional or negligent acts or omissions that cause the Company or any Subsidiary to be subject to a fine, citation, shut down, or other disciplinary action by any federal, state or local governmental agency, including, without limitation, any agency regulating health, occupational safety, alcoholic beverage control or immigration;

(x) Participant's inducing any customer or supplier to break or terminate any contract with the Company or any Subsidiary;

(xi) Participant's inducing any principal for whom the Company or any Subsidiary acts as an agent to terminate such agency relationship;

(xii) causes a fire, explosion or other catastrophic event involving the facilities or equipment of the Company or any Subsidiary that could have been reasonably avoided by following the established policies of the Company or any Subsidiary;

(xiii) Participant's solicitation of any of the Company's agents or employees to provide services to any other business or entity; or

(xiv) with respect to any Participant whose employment with the Company or a Subsidiary is subject to the terms of an effective employment or consulting agreement that includes a definition of "Cause," conduct by Participant that constitutes "Cause."

(z) "NASDAQ" shall mean The Nasdaq Stock Market, Inc.

(aa) "NON-EMPLOYEE DIRECTOR" shall mean a Director who is not an Employee.

(bb) "NONQUALIFIED STOCK OPTION" shall mean an Option that does not qualify or is not intended to qualify as an Incentive Stock Option.

(cc) "OFFICER" shall mean any Executive Officer of the Company as well as any president, vice president, secretary or treasurer duly appointed by the Board, or any other person designated as an officer by the Board or by the Bylaws of the Company.

(dd) "OPTION" shall mean a stock option granted pursuant to Section 10 of the Plan, including a Nonqualified Stock Option and an Incentive Stock Option.

(ee) "OPTIONEE" shall mean a Participant who has been granted an Option.

(ff) "PARENT" shall mean a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(gg) "PARTICIPANT" shall mean an Employee, Officer, Director or Consultant granted an Award.

(hh) "PERFORMANCE COMPENSATION AWARD" means any Awards designated by the Committee as a Performance Compensation Award pursuant to Section 13 of the Plan, including Performance Shares and Performance Units.

(ii) "PERFORMANCE CRITERIA" shall mean one or more of the following (as selected by the Committee) criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Award under the Plan: (i) cash flow; (ii) earnings per share, including as adjusted (A) to exclude the impact of any (1) significant acquisitions or dispositions of businesses by the Company, (2) one-time, non-operating charges, or (3) accounting changes (including the early adoption of any accounting change mandated by any governing body, organization or authority); and (B) for any stock split, stock dividend or other recapitalization; (iii) earnings before interest, taxes, and amortization; (iv) return on equity; (v) total shareholder return; (vi) share price performance; (vii) return on capital; (viii) return on assets or net assets; (ix) revenue; (x) income; (xi) operating income; (xii) operating profit; (xiii) profit margin; (xiv) return on operating revenue; (xv) return on invested capital; (xvi) market price; (xvii) brand recognition/acceptance; (xviii) customer satisfaction; (xix) productivity; or (xx) sales growth and volume.

(jj) "PERFORMANCE FORMULA" means, for a Performance Period, one or more objective formulas or standards established by the Committee for purposes of determining whether or the extent to which a Performance Compensation Award has been earned based on the level of performance attained or to be attained with respect to one or more Performance Goals. Performance Formulae may vary from Performance Period to Performance Period and from Participant to Participant and may be established on a stand-alone basis, in tandem or in the alternative.

(kk) "PERFORMANCE GOAL" means, for a Performance Period, the one or more goals established by the Committee for the Performance Period based on the Performance Criteria. Performance Goals may be established based on Performance Criteria with respect to the Company or any of its Subsidiaries, divisions or operational units, or any composition thereof.

(ll) "PERFORMANCE PERIOD" means one or more periods of time as the Committee may designate, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's rights in respect of a Performance Compensation Award.

(mm) "PERFORMANCE SHARE" means a Performance Compensation Award granted pursuant to Section 13 of the Plan that is denominated in a specified number of Shares, which Shares or their future cash equivalent (or a combination of both) may be paid to the Participant upon achievement of applicable Performance Goals during the relevant Performance Period as the Committee shall establish.

(nn) "PERFORMANCE UNIT" means a Performance Compensation Award granted pursuant to Section 13 of the Plan that has a dollar value set by the Committee (or that is determined by reference to a Performance Formula), which value may be paid to the Participant in cash, in Shares, or such combination of cash and Shares as the Committee may determine in its sole discretion, upon achievement of applicable Performance Goals during the relevant Performance Period as the Committee shall establish.

(oo) "PLAN" shall mean this BJ's Restaurants, Inc. 2005 Equity Incentive Plan, including any amendments thereto.

(pp) "REPRICE" shall mean the adjustment or amendment of the exercise price of Options or SARs previously awarded whether through amendment, cancellation, replacement of grants or any other means.

(qq) "RESIGNATION (OR RESIGN) FOR GOOD REASON" shall mean (i) in the case of a Participant whose employment with the Company or a Subsidiary is subject to the terms of an employment or consulting agreement that includes a definition of "Resignation for Good Reason" (or similar terms) as used in this Plan shall have the meaning set forth in such employment or consulting agreement during the period that such employment or consulting agreement remains in effect, or (ii) in all other cases, any voluntary termination by written resignation of the Active Status of any Officer or Employee of the Company after a Change of Control because of: (1) a material reduction in the Officer's or Employee's authority, responsibilities or scope of employment; (2) an assignment of duties to the Officer or Employee inconsistent with the Officer's or Employee's role at the Company (including its Subsidiaries) prior to the Change of Control, (3) a reduction in the Officer's base salary; (4) solely with respect to an Officer, a material adverse change in such Officer's reporting relationship, (5) a material reduction in the Officer's or Employee's benefits unless such reduction applies to all Officers or Employees of comparable rank; or (6) the relocation of the Officer's or Employee's primary work location more than fifty (50) miles from the Officer's primary work location prior to the Change of Control; provided that the Officer's or Employee's written notice of voluntary resignation must be tendered within one (1) year after the Change of Control, and shall specify which of the events described in (1) through (6) resulted in the resignation.

(rr) "RESTRICTED STOCK" shall mean a grant of Shares pursuant to Section 11 of the Plan.

(ss) "RESTRICTED STOCK UNITS" shall mean a grant of the right to receive Shares in the future or their cash equivalent (or both) pursuant to Section 11 of the Plan.

(tt) "RETIREMENT" shall mean, with respect to any Non-Employee Director, ceasing to be a Director pursuant to election by the Company's shareholders or by voluntary resignation with the approval of the Board's Chairman (or a majority of the disinterested members of the Board) after having served continuously on the Board for at least six years.

(uu) "SAR" shall mean a stock appreciation right awarded pursuant to Section 12 of the Plan.

(vv) "SEC" shall mean the Securities and Exchange Commission.

(ww) "SHARE" shall mean one share of Common Stock, as adjusted in accordance with Section 5 of the Plan.

(xx) "STAND-ALONE SARS" shall have the meaning set forth in Section 12(b) of the Plan.

(yy) "SUBCOMMITTEE" shall have the meaning set forth in Section 3(d).

(zz) "SUBSIDIARY" shall mean (1) in the case of an Incentive Stock Option a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code, and (2) in the case of a Nonqualified Stock Option, Restricted Stock, a Restricted Stock Unit, SAR, Performance Shares, or Performance Units, in addition to a subsidiary corporation as defined in (1), (A) a limited liability company, partnership or other entity in which the Company controls fifty percent (50%) or more of the voting power or equity interests, or (B) an entity with respect to which the Company possesses the power, directly or indirectly, to direct or cause the direction of the management and policies of that entity, whether through the Company's ownership of voting securities, by contract or otherwise.

SECTION 3. ADMINISTRATION OF THE PLAN.

(a) AUTHORITY. The Plan shall be administered by the Committee. The Committee shall have full and exclusive power to administer the Plan on behalf of the Board, subject to such terms and conditions as the Committee may prescribe. Notwithstanding anything herein to the contrary, the Committee's power to administer the Plan, and actions the Committee takes under the Plan, shall be limited by the provisions set forth in the Committee's charter, as such charter may be amended from time to time, and the further limitation that certain actions may be subject to review and approval by either the full Board or a panel consisting of all of the Independent Directors of the Company.

(b) POWERS OF THE COMMITTEE. Subject to the other provisions of this Plan, the Committee shall have the authority, in its discretion:

(i) to grant Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units, SARs, Performance Shares, Performance Units and any other Awards authorized under this Plan to Participants and to determine the terms and conditions of such Awards, including the determination of the Fair Market Value of the Shares and the exercise price and unit price, and to modify or amend each Award, with the consent of the Participant when required;

(ii) to determine the Participants, to whom Awards, if any, will be granted hereunder, the timing, vesting and exercisability of such Awards, and the number of Shares to be represented by each Award;

(iii) to construe and interpret the Plan and the Awards granted hereunder;

(iv) to prescribe, amend, and rescind rules and regulations relating to the Plan, including the form of Award Agreement, and manner of acceptance of an Award, such as correcting a defect or supplying any omission, or reconciling any inconsistency so that the Plan or any Award Agreement complies with applicable law, regulations and listing requirements and to avoid unanticipated consequences deemed by the Committee to be inconsistent with the purposes of the Plan or any Award Agreement;

(v) to establish performance criteria for Awards made pursuant to the Plan in accordance with a methodology established by the Committee, and to determine whether performance goals have been attained;

(vi) to accelerate or defer (with the consent of the Participant) the exercise or vested date of any Award;

(vii) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an Award previously granted by the Committee;

(viii) to establish sub-plans, procedures or guidelines for the grant of Awards to Employees, Executive Officers, Officers, Directors, Non-Employee Directors and Consultants; and

(ix) to make all other determinations deemed necessary or advisable for the administration of the Plan;

Provided that, no consent of a Participant is necessary under clauses (i) or (vi) if a modification, amendment, acceleration, or deferral, in the reasonable judgment of the Committee confers a benefit on the Participant or is made pursuant to an adjustment in accordance with Section 5.

(c) EFFECT OF COMMITTEE'S DECISION. All decisions, determinations, and interpretations of the Committee shall be final and binding on all Participants, the Company (including its Subsidiaries), any shareholder and all other persons.

(d) DELEGATION. Consistent with the Committee's charter, as such charter may be amended from time to time, the Committee may delegate (i) to one or more separate committees consisting of members of the Committee or other Directors who are Independent Directors (any such committee a "Subcommittee"), or (ii) to an Executive Officer of the Company, the ability to grant Awards and take the other actions described in Section 3(b) with respect to Participants who are not Executive Officers, and such actions shall be treated for all purposes as if taken by the Committee; provided that the grant of Awards shall be made in accordance with parameters established by the Committee. Any action by any such Subcommittee or Executive Officer within the scope of such delegation shall be deemed for all purposes to have been taken by the Committee.

(e) ADMINISTRATION. The Committee may delegate the administration of the Plan to an Officer or Officers of the Company, and such administrator(s) may have the authority to directly, or under their supervision, execute and distribute agreements or other documents evidencing or relating to Awards granted by the Committee under this Plan, to maintain records relating to the grant, vesting, exercise, forfeiture or expiration of Awards, to process or oversee the issuance of Shares upon the exercise, vesting and/or settlement of an Award, to interpret the terms of Awards and to take such other actions as the Committee may specify. Any action by any such administrator within the scope of its delegation shall be deemed for all purposes to have been taken by the Committee and references in this Plan to the Committee shall include any such administrator, provided that the actions and interpretations of any such administrator shall be subject to review and approval, disapproval or modification by the Committee.

(f) INDEMNIFICATION. In addition to such other rights of indemnification as they may have as Directors or members of the Committee, and to the extent allowed by applicable law, any person(s) acting as administrator(s) and each of the administrator's consultants shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually incurred in connection with any action, suit or proceeding or in connection with any appeal therein, to which the administrator(s) or any of such administrator's consultants may be party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted under the Plan, and against all amounts paid by the administrator(s) or any of such administrator's consultants in settlement thereof (provided that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by the administrator(s) or any of such administrator's consultants in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such administrator(s) or any of such administrator's consultants did not act in good faith and in a manner which such person reasonably believed to be in the best interests of the Company, and in the case of a criminal proceeding, had no reason to believe that the conduct complained of was unlawful; provided, however, that within sixty (60) days after institution of any such action, suit or proceeding, such administrator(s) or any of such administrator's consultants shall, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

SECTION 4. SHARES SUBJECT TO THE PLAN.

(a) RESERVATION OF SHARES. The shares of Common Stock reserved under this Plan will include reserved shares of Common Stock as to which an option award granted has been forfeited or terminated without exercise under the Former Plan plus an additional Four Million Seven Hundred Thousand (4,700,000) shares of Common Stock (adjusted, proportionately, in the event of any stock split or stock dividend with respect to the Shares), all of which may be granted as Incentive Stock Options under the Plan. The aggregate number of Shares available for issuance under the Plan will be reduced by one Share for each Share delivered in settlement of an Option and by one and one-half (1.5) Shares for each Share delivered in settlement of any Award of Restricted Stock, Restricted Stock Units, SARs, or Performance Shares or Performance Units unless a greater reduction is specified by the Committee with respect to a specific Award grant. If an Award expires, is forfeited or becomes unexercisable for any reason without having been exercised in full, the undelivered Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future Awards under the Plan. Shares available for issuance under the Plan shall be increased by any shares of Common Stock subject to outstanding awards under the Former Plan on the Effective Date that later cease to be subject to such awards for any reason other than such awards having been exercised, subject to adjustment from time to time as provided in Section 5, which shares of Common Stock shall, as of the date such shares cease to be subject to such awards, cease to be available for grant and issuance under the Former Plan, but shall be available for issuance under the Plan. The Shares may be authorized but unissued, or reacquired shares of Common Stock. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

(b) TIME OF GRANTING AWARDS. The date of grant of an Award shall, for all purposes, be the date on which the Company completes the corporate action relating to the grant of such Award and all conditions to the grant have been satisfied, provided that conditions to the exercise of an Award shall not defer the date of grant. Notice of a grant shall be given to each Participant to whom an Award is so granted within a reasonable time after the determination has been made.

(c) SECURITIES LAW COMPLIANCE. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated under either such Act, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(d) SUBSTITUTIONS AND ASSUMPTIONS. The Board or the Committee shall have the right to substitute or assume Awards in connection with mergers, reorganizations, separations, or other transactions to which Section 424(a) of the Code applies, provided such substitutions and assumptions are permitted by Section 424 of the Code and the regulations promulgated thereunder. The number of Shares reserved pursuant to Section 4(a) may be increased by the corresponding number of Awards assumed and, in the case of a substitution, by the net increase in the number of Shares subject to Awards before and after the substitution.

SECTION 5. ADJUSTMENTS TO SHARES SUBJECT TO THE PLAN. If any change is made to the Shares by reason of any stock split, stock dividend, recapitalization, combination of shares, exchange of shares or other change affecting the outstanding Shares as a class without the Company's receipt of consideration, appropriate adjustments shall be made to (i) the maximum number and/or class of securities issuable under the Plan, (ii) the number and/or class of securities and/or the price per Share covered by outstanding Awards under the Plan and (iii) the Maximum Annual Participant Award. The Committee may also make adjustments described in (i)-(iii) of the previous sentence in the event of any distribution of assets to shareholders other than a normal cash dividend, if any. In determining adjustments to be made under this Section 5, the Committee may take into account such factors as it deems appropriate, including the restrictions of applicable law and the potential tax consequences of an adjustment, and in light of such factors may make adjustments that are not uniform or proportionate among outstanding Awards. Adjustments, if any, and any determinations or interpretations, including any determination of whether a distribution is other than a normal cash dividend, made by the Committee shall be final, binding and conclusive. For purposes of this Section 5, conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration."

Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

## PART II.

## TERMS APPLICABLE TO ALL AWARDS

SECTION 6. GENERAL ELIGIBILITY.

(a) AWARDS. Awards may be granted to Participants who are Employees, Directors or Consultants; provided however that Incentive Stock Options may only be granted to Employees.

(b) MAXIMUM ANNUAL PARTICIPANT AWARD. The aggregate number of Shares with respect to which an Award or Awards may be granted to any one Participant in any one taxable year of the Company (the "Maximum Annual Participant Award") shall not exceed 500,000 shares of Common Stock (increased, proportionately, in the event of any stock split or stock dividend with respect to the Shares).

(c) NO EMPLOYMENT/SERVICE RIGHTS. Nothing in the Plan shall confer upon any Participant the right to an Award or to continue in service as an Employee or Consultant for any period of specific duration, or interfere with or otherwise restrict in any way the rights of the Company (or any Subsidiary employing or retaining such person), or of any Participant, which rights are hereby expressly reserved by each, to terminate such person's services at any time for any reason, with or without cause.).

(d) AWARDS TO NON-EMPLOYEE DIRECTORS; CONTINUATION OF AUTOMATIC GRANTS. The aggregate number of Shares with respect to which Awards may be granted to Non-Employee Directors under the Plan shall be 1,500,000 shares of Common Stock (increased proportionately in the event of any stock split or stock dividend with respect to the Shares). Unless and until amended or terminated by the Board, the Committee or the Governance and Nomination Committee thereof, (i) upon initially joining the Board, each Non-Employee Director shall receive an Option to acquire an aggregate of 25,000 shares of Common Stock (adjusted proportionately in the event of any stock split or stock dividend on the Common Stock) at an exercise price equal to Fair Market Value on the date of grant (the "Initial Director Grant"), and (ii) on January 15 of each year, each Non-Employee Director the serving on the Board shall receive an annual grant of Stock Options valued at $40,000 (using such valuation methodology as the Board or the Committee shall determine) (the "Annual Director Grant"). Unless and until otherwise determined by the Board, the Committee or the Governance and Nomination Committee thereof, and subject to the accelerated vesting provisions in Section 10(d) (i) the Initial Director Grant shall vest one-half per year on each of the first and second year anniversary of the grant date, and (ii) the Annual Director Grant shall vest one-third per year on each of the first three yearly anniversaries following the grant date. Unless otherwise determined by the Board or the Committee, all Non-Employee Directors shall be eligible to receive the automatic Award grants contemplated by this Section 6(d). The Board, the Committee or the Governance and Nomination Committee reserves the right to periodically evaluate and change the amount or type of automatic Award grants made to Non-Employee Directors pursuant to this Section 6(d).

(e) COMPLIANCE WITH SECTION 409A. It is the intention of this Plan that any Awards granted hereunder shall satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A of the Code, unless the Board or Committee, at the time of grant, specifically provides that the Award is not intended to comply with Section 409A of the Code. In the event that an Award is determined to constitute "nonqualified deferred compensation" that would be subject to the additional tax under Section 409A(a)(1)(B) of the Code (or any successor provisions), the Committee shall have the authority to impose such additional conditions as it deems necessary to avoid the imposition of the additional tax. Notwithstanding anything to the contrary set forth in this Plan, the Company shall have no liability to any Participant or any other person (i) if an Award does not satisfy the additional conditions applicable to nonqualified deferred compensation under Section 409A of the Code or (ii) for any other unexpected tax consequence affecting any Participant or other person due to the receipt or settlement of any Award granted hereunder.

SECTION 7. PROCEDURE FOR EXERCISE OF AWARDS; RIGHTS AS A SHAREHOLDER.

(a) PROCEDURE. An Award shall be exercised when written, electronic or verbal notice of exercise has been given to the Company, or the brokerage firm or firms approved by the Company to facilitate exercises and sales under this Plan, in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised has been received by the Company or the brokerage firm or firms, as applicable. The notification to the brokerage firm shall be made in accordance with procedures of such brokerage firm approved by the Company. Full payment may, as authorized by the Committee, consist of any consideration and method of payment allowable under Section 7(b) of the Plan. The Company shall issue (or cause to be issued) such share certificate promptly upon exercise of the Award. In the event that the exercise of an Award is treated in part as the exercise of an Incentive Stock Option and in part as the exercise of a Nonqualified Stock Option pursuant to Section 10(a), the Company shall issue a share certificate evidencing the Shares treated as acquired upon the exercise of an Incentive Stock Option and a separate share certificate evidencing the Shares treated as acquired upon the exercise of a Nonqualified Stock Option, and shall identify each such certificate accordingly in its share transfer records. No adjustment will be made for a dividend or other right for which the record date is prior to the date the share certificate is issued, except as provided in Section 5 of the Plan.

(b) METHOD OF PAYMENT. The consideration to be paid for any Shares to be issued upon exercise or other required settlement of an Award, including the method of payment, shall be determined by the Committee at the time of settlement and which forms may include: (i) with respect to an Option and subject to any restrictions or limitations imposed under applicable law, a request that the Company or the designated brokerage firm conduct a cashless exercise of the Option; (ii) cash; and (iii) tender of shares of Common Stock owned by the Participant in accordance with rules established by the Committee from time to time. Shares used to pay the exercise price shall be valued at their Fair Market Value on the exercise date. Payment of the aggregate exercise price by means of tendering previously-owned shares of Common Stock shall not be permitted when the same may, in the reasonable opinion of the Company, cause the Company to record a loss or expense as a result thereof.

(c) WITHHOLDING OBLIGATIONS. To the extent required by applicable federal, state, local or foreign law, the Committee may and/or a Participant shall make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Incentive Stock Option, Nonqualified Stock Option, SAR, Restricted Stock or Restricted Stock Units, Performance Shares, Performance Units or any sale of Shares. The Company shall not be required to issue Shares or to recognize the disposition of such Shares until such obligations are satisfied. These obligations may be satisfied by having the Company withhold a portion of the Shares that otherwise would be issued to a Participant under such Award or by tendering Shares previously acquired by the Participant in accordance with rules established by the Committee from time to time.

(d) SHAREHOLDER RIGHTS. Except as otherwise provided in this Plan, until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the share certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to the Award, notwithstanding the exercise of the Award.

(e) NON-TRANSFERABILITY OF AWARDS. An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in exchange for consideration, except that an Award may be transferred by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant; unless the Committee permits further transferability, on a general or specific basis, in which case the Committee may impose conditions and limitations on any permitted transferability.

SECTION 8. <u>EXPIRATION OF AWARDS</u>.

(a) EXPIRATION, TERMINATION OR FORFEITURE OF AWARDS. Unless otherwise provided in the applicable Award Agreement or any severance agreement, vested Awards granted under this Plan shall expire, terminate, or otherwise be forfeited as follows:

(i) three (3) months after the effective date of termination of Active Status for a Participant other than a Non-Employee Director, other than in circumstances covered by (ii), (iii), or (iv) below; or six (6) months after the date a Non-Employee Director ceases to be a Director or Consultant other than in circumstances covered by (ii) and (iv) below:

(ii) immediately upon termination of a Participant's Active Status for Misconduct;

(iii) twelve (12) months after the date on which a Participant other than a Non-Employee Director ceased performing services as a result of his or her total and permanent Disability; and

(iv) twelve (12) months after the date of the death of a Participant whose Active Status terminated as a result of his or her death.

(b) EXTENSION OF TERM. Notwithstanding subsection (a) above, the Committee shall have the authority to extend the expiration date of any outstanding Option, other than an Incentive Stock Option, or SAR in circumstances in which it deems such action to be appropriate (provided that no such extension shall extend the term of an Option or SAR beyond the date on which the Option or SAR would have expired if no termination of the Employee's Active Status had occurred).

SECTION 9. <u>EFFECT OF CHANGE OF CONTROL</u>. Notwithstanding any other provision in the Plan to the contrary, the following provisions shall apply unless otherwise provided in the most recently executed agreement between the Participant and the Company, or specifically prohibited under applicable laws, or by the rules and regulations of any applicable governmental agencies or national securities exchanges or quotation systems.

(a) ACCELERATION. Awards of a Participant shall be Accelerated (as defined in Section 9(b) below) as follows:

(i) With respect to Non-Employee Directors, upon the occurrence of a Change of Control described in Section 2(f);

(ii) With respect to any Employee, upon the occurrence of a Change of Control described in Section 2(f)(i);

(iii) With respect to any Employee who Resigns for Good Reason or whose Active Status is terminated for reasons other than Misconduct, so long as such resignation or termination occurs within one year after a Change of Control described in Section 2(f)(ii), (iii) or (iv); and

(iv) With respect to any Employee, upon the occurrence of a Change of Control described in Section 2(f)(iv) in connection with which each Award is not assumed or an equivalent award substituted by such successor entity or a parent or subsidiary of such successor entity.

(b) DEFINITION. For purposes of this Section 9, Awards of a Participant being "Accelerated" means, with respect to such Participant:

(i) any and all Options and SARs shall become fully vested and immediately exercisable, and shall remain exercisable for the greater of (1) the time period specified in the original Award (but subject to termination upon termination of Active Status in accordance with the terms of the original Award) or, (2) one year following the date of such acceleration;

(ii) any restriction periods and restrictions imposed on Restricted Stock or Restricted Stock Units that are not performance-based shall lapse;

(iii) any restriction periods and restrictions imposed on Restricted Stock, Restricted Stock Units, and Performance Compensation Awards that are performance-based shall lapse, unless such performance-based Awards remain outstanding after the Change of Control (or are assumed by any successor entity) and the applicable Performance Criteria can be accurately tracked following the Change of Control; and

(iv) the restrictions and deferral limitations and other conditions applicable to any other Awards shall lapse, and such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant.

## PART III.

## SPECIFIC TERMS APPLICABLE TO OPTIONS, STOCK AWARDS AND SARS

SECTION 10. GRANT, TERMS AND CONDITIONS OF OPTIONS.

(a) DESIGNATION. Each Option shall be designated in an Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designations, to the extent that the aggregate Fair Market Value of the Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Company) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Options shall be taken into account in the order in which they were granted.

(b) TERMS OF OPTIONS. The term of each Option shall be no more than ten (10) years from the date of grant. However, in the case of an Incentive Stock Option granted to a Participant who, at the time the Option is granted, owns Shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the term of the Option shall be no more than five (5) years from the date of grant.

(c) OPTION EXERCISE PRICES.

(i) The per Share exercise price under an Incentive Stock Option shall be as follows:

(A) If granted to an Employee who, at the time of the grant of such Incentive Stock Option, owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) If granted to any other Employee, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) The per Share exercise price under a Nonqualified Stock Option or SAR shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(iii) In no event shall the Board or the Committee be permitted to Reprice an Option after the date of grant without shareholder approval.

(d) VESTING. Unless otherwise provided in the applicable Award Agreement, to the extent Options vest and become exercisable in increments, such Options shall cease vesting as of the date of the Optionee's Disability or termination of such Optionee's Active Status for reasons other than Retirement or death of a Non-Employee Director, in which cases such Options shall immediately vest in full.

(e) EXERCISE. Any Option granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee at the time of grant, and as are permissible under the terms of the Plan. An Option may not be exercised for a fraction of a Share.

SECTION 11. GRANT, TERMS AND CONDITIONS OF STOCK AWARDS.

(a) DESIGNATION. Restricted Stock or Restricted Stock Units may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. Restricted Stock or Restricted Stock Units may include a dividend equivalent right, as permitted by Section 5. After the Committee determines that it will offer Restricted Stock or Restricted Stock Units, it will advise the Participant in writing or electronically, by means of an Award Agreement, of the terms, conditions and restrictions, including vesting, if any, related to the offer, including the number of Shares that the Participant shall be entitled to receive or purchase, the price to be paid, if any, and, if applicable, the time within which the Participant must accept the offer. The offer shall be accepted by execution of an Award Agreement or as otherwise directed by the Committee. Restricted Stock Units may be paid as permitted by Section 7(b). The term of each award of Restricted Stock or Restricted Stock Units shall be at the discretion of the Committee.

(b) PERFORMANCE BASED STOCK AWARDS. The Committee may elect to grant Restricted Stock and/or Restricted Stock Units that are intended to qualify as "performance based compensation" under Section 162(m) of the Code. Any such performance based Restricted Stock and Restricted Stock Units shall be subject to the attainment of Performance Goals relating to Performance Criteria selected by the Committee and specified at the time such Restricted Stock and/or Restricted Stock Units are granted.

(c) VESTING. Subject to the provisions of Section 9 of this Plan, unless the Board or Committee determines otherwise, the Award Agreement shall provide for the forfeiture of the non-vested Shares underlying Restricted Stock or Restricted Stock Units upon the termination of a Participant's Active Status for reasons other than Retirement or death of a Non-Employee Director, in which case such Awards shall immediately vest in full. The Committee shall be bound to administer Awards of Restricted Stock or Restricted Stock Units that are not performance-based with a minimum vesting period of at least three years.

SECTION 12. GRANT, TERMS AND CONDITIONS OF SARS.

(a) GRANTS. The Committee shall have the full power and authority, exercisable in its sole discretion, to grant SARs to selected Participants. The terms of SARs shall be at the discretion of the Committee. In no event shall the Board or the Committee be permitted to Reprice a SAR after the date of grant without shareholder approval.

(b) STAND-ALONE SARS.

(i) A Participant may be granted stand-alone stock appreciation rights ("Stand-Alone SARs") that are not tied to any underlying Option under Section 10 of the Plan. The Stand-Alone SAR shall cover a specified number of Shares and shall be exercisable upon such terms and conditions as the Committee shall establish. Upon exercise of the Stand-Alone SAR, the holder shall be entitled to receive a distribution from the Company in an amount equal to the excess of (A) the aggregate Fair Market Value (on the exercise date) of the Shares underlying the exercised right over (B) the aggregate base price in effect for those Shares.

(ii) The number of Shares underlying each Stand-Alone SAR and the base price in effect for those Shares shall be determined by the Committee at the time the Stand-Alone SAR is granted. In no event, however, may the base price per Share be less than the Fair Market Value per underlying Share on the grant date.

(iii) The distribution with respect to an exercised Stand-Alone SAR may be made in Shares valued at Fair Market Value on the exercise date, in cash, or partly in Shares and partly in cash, as the Committee shall deem appropriate.

(c) EXERCISED SARS. The Shares issued in settlement of any SARs exercised under this Section 12 shall not be available for subsequent issuance under the Plan. In accordance with Section 4, Shares underlying any exercised SARs that were not issued in settlement of the SAR shall become available for future issuance under the Plan.

SECTION 13. GRANT, TERMS AND CONDITIONS OF PERFORMANCE COMPENSATION AWARDS.

(a) GRANTS. The Committee shall have the full power and authority, exercisable in its sole discretion, to grant Performance Compensation Awards in the form of Performance Units or Performance Shares to Employees (including Officers) and shall evidence such grant in an Award Agreement that is delivered to the Participant setting forth the terms and conditions of the Award. The Committee may, at the time of grant of a Performance Compensation Award, designate such Award as a Performance Compensation Award in order that such Award constitutes "qualified performance-based compensation" under Code Section 162(m), in which event the Committee shall have the power to grant such Performance Compensation Award upon terms and conditions that qualify it as "qualified performance-based compensation" within the meaning of Code Section 162(m).

(b) ELIGIBILITY. The Committee shall, in its sole discretion, designate within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code) which Participants will be eligible to receive Performance Compensation Awards in respect of such Performance Period. However, designation of a Participant eligible to receive an Award hereunder for a Performance Period shall not in any manner entitle the Participant to receive payment in respect of any Performance Compensation Award for such Performance Period. The determination as to whether or not such Participant becomes entitled to payment in respect of any Performance Compensation Award shall be decided solely in accordance with the provisions of this Section 13. Moreover, designation of a Participant eligible to receive a Performance Compensation Award hereunder for a particular Performance Period shall not require designation of such Participant eligible to receive a Performance Compensation Award hereunder in any subsequent Performance Period and designation of one person as a Participant eligible to receive a Performance Compensation Award hereunder shall not require designation of any other person as a Participant eligible to receive a Performance Compensation Award hereunder in such period or in any other period.

(c) DISCRETION OF COMMITTEE WITH RESPECT TO PERFORMANCE COMPENSATION AWARDS. With regard to a particular Performance Period, the Committee shall have full discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply, or any combination of the foregoing, and the Performance Formula. Within the first 90 days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(d) MODIFICATION OF PERFORMANCE GOALS. The Committee is authorized at any time during the first ninety (90) days of a Performance Period (or, if shorter, within the maximum period allowed under Section 162(m) of the Code), or any time thereafter (but only to the extent the exercise of such authority after such 90-day period (or such shorter period, if applicable) would not cause the Performance Compensation Awards granted to any participant for the Performance Period to fail to qualify as "qualified performance-based compensation" under Section 162(m) of the Code), in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period to the extent permitted under Section 162(m) of the Code (i) in the event of, or in anticipation of, any unusual or extraordinary corporate item, transaction, event or development affecting the Company (to the extent applicable to such Performance Goal) or (ii) in recognition of, or in anticipation of, any other unusual or nonrecurring events affecting the Company (to the extent applicable to such Performance Goal), or the financial statements of the Company (to the extent applicable to such Performance Goal), or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles, law or business conditions.

(e) PAYMENT OF PERFORMANCE COMPENSATION AWARDS.

(i) A Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period. Notwithstanding the foregoing, in the discretion of the Committee, Performance Compensation Awards may be paid to a Participant whose Active Status as an employee has terminated after the beginning of the Performance Period for which a Performance Compensation Award is made, or to the designee or estate of a Participant who died prior to the last day of a Performance Period.

(ii) A Participant shall be eligible to receive payments in respect of a Performance Compensation Award only to the extent that (1) the Performance Goal(s) for such period are achieved and certified by the Committee in accordance with Section 13(e)(iii) and (2) the Performance Formula as applied against such Performance Goal(s) determines that all or some portion of such Participant's Performance Compensation Award has been earned for the Performance Period.

(iii) Following the completion of a Performance Period, the Committee shall meet to review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, to calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the actual size of each Participant's Performance Compensation Award for the Performance Period.

(iv) [Intentionally omitted]

(v) The Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively possible following completion of the certifications required by Section 13(e)(iii), unless the Committee shall determine that any Performance Compensation Award shall be deferred.

(vi) In no event shall any discretionary authority granted to the Committee by the Plan be used to (1) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained, or (2) increase a Performance Compensation Award for any Participant at any time after the first 90 days of the Performance Period (or, if shorter, the maximum period allowed under Section 162(m)).

## PART IV.

## TERM OF PLAN AND SHAREHOLDER APPROVAL

SECTION 14. TERM OF PLAN. The Plan shall become effective as of the Effective Date. The Plan shall continue in effect until the (i) 10th yearly anniversary of the Effective Date; provided, however, that upon approval of the plan amendments proposed at the 2010 Annual Meeting of Shareholders, the Plan shall continue in effect until midnight on June 7, 2020, or (ii) until terminated under Section 15 of the Plan or extended by an amendment approved by the shareholders of the Company pursuant to Section 15(a).

SECTION 15. AMENDMENT AND TERMINATION OF THE PLAN.

(a) AMENDMENT AND TERMINATION. The Board or the Committee may amend or terminate the Plan from time to time in such respects as the Board may deem advisable (including, but not limited to amendments which the Board deems appropriate to enhance the Company's ability to claim deductions related to stock option exercises); provided that to the extent required by the Code or the rules of Nasdaq or the SEC, shareholder approval shall be required for any amendment of the Plan. Subject to the foregoing, it is specifically intended that the Board or Committee may amend the Plan without shareholder approval to comply with legal, regulatory and listing requirements and to avoid unanticipated consequences deemed by the Committee to be inconsistent with the purpose of the Plan or any Award Agreement.

(b) PARTICIPANTS IN FOREIGN COUNTRIES. The Committee shall have the authority to adopt such modifications, procedures, and sub-plans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Subsidiaries may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

(c) EFFECT OF AMENDMENT OR TERMINATION. Any amendment or termination of the Plan shall not affect Awards already granted and such Awards shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Participant and the Committee, which agreement must be in writing and signed by the Participant and the Company.

SECTION 16. SHAREHOLDER APPROVAL. The effectiveness of the Plan, or any amendment thereof requiring approval of the shareholders of the Company, is subject to approval by the shareholders of the Company in accordance with applicable Nasdaq rules.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**



MAY 2 6 2010


# FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 29, 2009**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number 0-21423**

# BJ'S RESTAURANTS, INC.

**(Exact name of registrant as specified in its charter)**

| California | 33-0485615 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification Number) |

**7755 Center Avenue**
**Suite 300**
**Huntington Beach, California 92647**
**(714) 500-2400**
**(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of each Exchange on Which Registered |
|---|---|
| Common Stock, No Par Value | NASDAQ Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

| | |
|---|---|
| ☐ Large accelerated filer | ☒ Accelerated filer |
| ☐ Non-accelerated filer (do not check if smaller reporting company) | ☐ Smaller reporting company |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock of the Registrant ("Common Stock") held by non-affiliates as of the last business day of the second fiscal quarter, June 30, 2009, was $379,710,820, calculated based on the closing price of our common stock as reported by the NASDAQ Global Select Market on such date.

As of March 3, 2010, 26,915,917 shares of the common stock of the Registrant were outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Certain portions of the following documents are incorporated by reference into Part III of this Form 10-K: The Registrant's Proxy Statement for the Annual Meeting of Shareholders.

## INDEX

### PART I



### PART II



### PART III



### PART IV

## BJ'S RESTAURANTS, INC.

## PART I

*Unless the context otherwise requires, when we use the words "BJ's," "the Company," "we," "us" or "our" in this Form 10-K, we are referring to BJ's Restaurants, Inc., a California corporation, and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to BJ's Restaurants, Inc.*

### Cautionary Factors That May Affect Future Results (Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

This Form 10-K contains forward-looking statements and other information that are based on the current beliefs of our management as well as assumptions made by and information currently available to us. When we use the words "believe," "plan," "will likely result," "expect," "intend," "will continue," "is anticipated," "estimate," "project," "may," "could," "would," "should," and similar expressions in this Form 10-K, as they relate to us or our management, we are intending to identify forward-looking statements. These statements reflect our current perspectives and outlook with respect to BJ's future expansion plans, key business initiatives, expected operating conditions and other factors. Moreover, we operate in a very competitive and rapidly changing environment, and new risk factors emerge from time to time. It is not possible for us to predict the impact of all of these factors on our business, financial condition or results of operation or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given the volatility of the operating environment and its associated risks and uncertainties, investors should not rely on forward-looking statements as any prediction or guarantee of actual results.

Forward-looking statements include, among others, statements concerning:

- our restaurant concept, its competitive advantages and our strategies for its continued evolution and expansion;
- the rate and scope of our planned future restaurant development;
- anticipated dates on which we will commence or complete development of new restaurants;
- expectations as to the timing and success of the planned expansion of our contract brewing strategy;
- expectations for consumer spending on casual dining restaurant occasions in general;
- expectations as to the availability and costs of key commodities used in our restaurants and brewing operations;
- expectations as to our menu price increases and their effect, if any, on our revenues and results of operations;
- expectations as to the effectiveness of our planned operational, menu and marketing initiatives;
- expectations as to our capital requirements and our line of credit availability;
- expectations as to our future revenues, operating costs and expenses, and,
- other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

Some, but not all, significant factors that could prevent us from achieving our stated goals include:

- Continued deterioration in general economic conditions and consumer spending may adversely affect our revenues, operating results and liquidity.

- If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

- Our ability to open new restaurants on schedule in accordance with our planned capacity growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

- Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business and our expansion plans.

- Continued deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our revenues and results of operations.

- Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants.

- Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

- Our decision to either reduce or accelerate the pace of openings may positively or adversely affect our comparative financial performance.

- Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.

- A significant number of our restaurants are concentrated in California and other Western states, which makes us particularly sensitive to economic, regulatory, weather and other risk factors and conditions that are more prevalent in those states.

- Our operations are susceptible to changes in our food and supply costs, which could adversely affect our profitability.

- Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary beer.

- Other government laws and regulations affecting the operation of our restaurants, particularly those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, could increase our operating costs and restrict our growth.

These cautionary statements are to be used as a reference in connection with any forward-looking statements. The factors, risks and uncertainties identified in these cautionary statements are in addition to those contained in any other cautionary statements, written or oral, which may be made or otherwise addressed in connection with a forward-looking statement or contained in any of our filings with the Securities and Exchange Commission. Because of these factors, risks and uncertainties, we caution against placing undue reliance on forward-looking statements.

The risks described in this Form 10-K are not the only risks we face. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known by us or that are currently deemed by us to be immaterial. However, they may ultimately manifest themselves and thereby have a material adverse affect on our business, financial condition and/or operating results. Although we believe that the assumptions underlying forward-looking statements are reasonable on the dates they are made, any of the assumptions could be incorrect, and there can be no guarantee or assurance that forward-looking statements will ultimately prove to be accurate. Forward-looking statements speak only as of the date on which they are made. We do not undertake any obligation to modify or revise any forward-looking statement to take into account or otherwise reflect subsequent events or circumstances arising after the date that the forward-looking statement was made. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under "ITEM 1A. RISK FACTORS."

## ASSUMPTIONS USED IN THIS FORM 10-K

Throughout this Form 10-K, our fiscal years ended December 29, 2009, December 30, 2008, January 1, 2008, January 2, 2007, and January 3, 2006, are referred to as fiscal years 2009, 2008, 2007, 2006, and 2005, respectively. Our fiscal year consists of 52 or 53 weeks. In fiscal 2005, we changed our year end to the Tuesday closest to December 31, from the Sunday closest to December 31. As such, fiscal 2005 included 52 weeks and two days. All other years were 52 weeks. All prior quarters consisted of 13 weeks except for the third quarter of fiscal 2005, which consisted of 13 weeks and two days.

## ITEM 1. BUSINESS

## GENERAL

As of March 3, 2010, BJ's Restaurants, Inc. owned and operated 93 restaurants located in 13 states (California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington). Our restaurants operate either as a BJ's Restaurant & Brewery® which includes a brewery within the restaurant, a BJ's Restaurant & Brewhouse® which receives the beer it sells from one of our breweries or an approved third-party craft brewer of our proprietary recipe beers ("contract brewer"), or a BJ's Pizza & Grill® which is a smaller format, full service restaurant with a more limited menu than our other restaurants. Our menu features our BJ's® award-winning, signature deep-dish pizza, our own handcrafted beers as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts including our unique Pizookie® dessert. Our BJ's Restaurant & Brewery restaurants feature in-house brewing facilities where BJ's proprietary handcrafted beers are produced for many of our restaurants. Currently, five of these restaurants have active brewing operations.

The first BJ's restaurant was opened in 1978 in Orange County, California and centered on bringing the unique flavor of deep-dish pizza to California. The Company acquired the BJ's restaurant concept in 1995 from its original founders. Our initial public offering of common stock occurred in 1996. Over the years we expanded the BJ's concept from its beginnings as a small pizzeria to a full service, high energy casual dining restaurant with over 100 menu items, including appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. In 1996, we introduced our own handcrafted beers through our first BJ's Restaurant & Brewery in Brea, California. Since that time, we have opened additional BJ's Restaurants & Breweries where our handcrafted beers are manufactured for sale in many of our restaurants. Since 2002, we have also been gradually expanding our use of qualified third-party craft brewers ("contract brewers") to supply us with our proprietary beer. The differentiated, high-quality, handcrafted beers have added a unique dimension to the BJ's concept which further distinguishes BJ's from many other restaurant concepts and complements our signature pizza and many of our other menu items. Over the years, our proprietary beers have earned 26 medals at the Great American Beer Festival. Additionally, over the last few years we have been gradually expanding the number of our "guest " draft beer taps in many of our restaurants to complement BJ's high quality, proprietary beers and further facilitate the desired competitive positioning of BJ's as a leading retailer of craft beer in the casual dining segment of the restaurant industry.

BJ's competes in the casual dining segment of the restaurant industry, which is a large, highly fragmented segment with estimated annual sales of approximately $80 billion during 2009. Over the last several years the casual dining segment of the restaurant industry has become a mature segment of the restaurant industry. According to some industry analysts and observers, the annual rate of sales growth for the segment has been gradually decreasing since 2004 as a result of increased competition from more innovative quick-service and "fast casual" restaurant concepts and other food-away-from-home retailers, a leveling off of certain favorable demographic trends (the number of two wage-earner households, etc.), and a perceived over-supply of casual dining restaurants compared to demand. We believe that, in addition to these factors, the segment has suffered from low levels of innovation and a general reduction in the overall quality and differentiation of many of the larger, more mature "mass market" casual dining chains that collectively operate several thousand "commoditized" restaurants. We believe that the BJ's restaurant concept offers consumers a higher quality, more contemporary and approachable "casual-plus" dining experience with higher energy and relevance for about the same amount of money. Accordingly, our primary business objective is to continue our national expansion program and attempt to capture additional market share in the segment over time.

Our Internet address is http://www.bjsrestaurants.com. Electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are available, free of charge, by visiting the "Investor Relations" section of http://www.bjsrestaurants.com. These reports are posted as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission ("SEC"). We caution that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

**THE BJ's RESTAURANT CONCEPT AND MENU**

Our primary growth objective is to gradually expand the BJ's "casual-plus" restaurant concept nationwide during the next several years and to consistently deliver the BJ's dining experience at the "BJ's Gold Standard of Operational Excellence" (i.e., by providing a genuine commitment to passionately connect with every guest, on every visit, through flawless and relentless execution of every detail during every shift). We believe that by delivering upon this commitment to our guests, we should have the best opportunity to generate significant repeat business and capture additional market share. To achieve these objectives, we plan to focus primarily on the development of additional BJ's Restaurant & Brewhouse format restaurants in new and existing markets in a carefully controlled manner. The term "casual plus" (or "premium casual" or "polished casual") typically refers to a competitive positioning that has greater quality and differentiation compared to the more mature, "mass market" casual dining concepts with average guest checks of $12.00 to $16.00, but not necessarily as extensive as the "upscale casual" concepts that usually have average guest checks well in excess of $16.00.

Our signature menu offering is our deep-dish pizza, which has been highly acclaimed since it was originally developed in 1978. Approximately 16% of our total restaurant sales in 2009 consisted of deep-dish pizza. Our unique version of deep-dish pizza is unusually light, with a crispy, flavorful, bakery-type crust, which we believe has a broader appeal than many other versions of deep-dish pizza. Our pizza is topped with high-quality meats, fresh vegetables and a blend of five cheeses. In the past, BJ's pizza has been awarded "best pizza" honors by restaurant critics and public opinion polls in Orange County, California, where the BJ's concept originated.

In addition to our deep-dish pizza, we have a broad menu with approximately 100 items featuring appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. Examples of our other menu offerings include Santa Fe Spring Rolls, BBQ Chicken Chopped Salad, Blackened New York Steak, Cajun Pasta, Halibut Fish Tacos, Balsamic Glazed Chicken and our famous BJ's Pizookie ® dessert. All of our menu items are prepared to order using high-quality ingredients. This broad menu is an important factor in our differentiation from the other casual dining competitors. Our entrees generally range in price from $8.50 to $19.95. We also offer a daily lunch menu with lunch specials beginning at $5.95. We estimate that our average guest check in 2009 was approximately $12.20. Our extensive menu and moderate pricing allow BJ's to appeal to a variety of guests and dining occasions, including everyday lunch and dinner, special occasions, and late night business. We believe these competitive attributes have been a significant factor in achieving a comparable restaurant sales decrease of only 0.8% for the fiscal year ended 2009 in light of the recessionary environment and the associated weakening in consumer demand for casual dining. Our comparable restaurant sales decreased 0.3% during fiscal 2008 and increased 6.2% during fiscal 2007.

Our large, flexible kitchens allow us to adapt to changing consumer tastes and trends. Generally, we evaluate our menu offerings and prices twice a year, and we may add, delete or modify certain menu offerings. All prospective menu offerings are initially evaluated by our internal menu development team and then tested in selected restaurants before any company-wide roll-out to our restaurant locations.

All of our restaurants feature our award-winning, handcrafted beers, which we believe not only differentiate us from many other restaurant concepts, but enhance our desire to provide quality and uniqueness to our guests in everything we do. Approximately 10% of our total restaurant sales in 2009 consisted of our proprietary handcrafted beers. Generally, we offer seven standard beers along with a rotating selection of seasonal handcrafted specialty beers. In many of our restaurants, we also offer up to thirty "guest" domestic and imported craft beers on our draft beer taps, as well as a wide selection of bottled Belgian beers. During 2009, approximately half of our proprietary beer was produced at our in-house breweries located in our BJ's Restaurant & Brewery locations, and then distributed to our other locations in a "hub and spoke" fashion. The remainder was produced by other qualified, third-party craft brewers ("contract brewers") using our proprietary recipes. During 2009, our in-house breweries produced approximately 24,000 barrels of beer, and contract brewers produced approximately 22,000 barrels of beer for distribution to our restaurants. A barrel of beer is approximately equivalent to two retail "kegs" of beer. Going forward, we intend to gradually shift the vast majority of our beer production to contract brewers. We also offer a selection of popular wines and spirits for sale in our restaurants. Alcoholic beverages, including our handcrafted beers, represented approximately 22% of our total restaurant sales in 2009.

## RESTAURANT OPERATIONS

Based on internal and publicly available data, we believe that our larger-format brewery and brewhouse restaurants, on average, generate relatively high guest counts per square foot compared to many other casual dining concepts. Therefore, we have implemented operational systems and procedures, aided by certain automated tools, to support our desire to run our restaurants "quality fast," particularly at peak dining periods, in order to effectively and efficiently process every guest transaction offered to us. In order to serve our relatively large number of guests, we carefully select, train and supervise our restaurant-level employees ("team members"). The typical management team for a BJ's Restaurant & Brewery and BJ's Restaurant & Brewhouse consists of a general manager, a kitchen or executive kitchen manager and four to five other managers depending on the sales volume for each restaurant. Additionally, each restaurant typically has an average of approximately 150 hourly team members, many of whom are paid at the statutory minimum wage level and work part-time. The general manager is responsible for the day-to-day operations of their restaurant, including hiring, training, and the development of personnel, as well as for sales and operating profit. The kitchen or executive kitchen manager is responsible for food quality, purchasing, inventories and kitchen labor costs.

The general manager of each restaurant reports to a director of operations or an area vice president, who generally supervises five to seven restaurants and who, in turn, reports to a regional vice president. Our regional vice presidents report to our Chief Restaurant Operations Officer who oversees all aspects of restaurant operations including kitchen operations, restaurant facility management, new restaurant openings and the roll-out of key operational initiatives. We currently have 11 directors of operations, four area vice presidents and two regional vice presidents. In addition, each regional vice president has two regional kitchen operations managers who help educate, coach and develop the kitchen personnel in their respective restaurants. We also have a Vice President of Kitchen Operations who maintains company-wide standards for food quality, food waste and yields, kitchen operations, sanitation, and who also supervises the execution of all menu changes in our restaurants. We prepare detailed weekly and monthly operating budgets or forecasts for each restaurant and compare our actual results to the budgets or forecasts. We also measure the productivity and efficiency of our restaurant operations using a variety of qualitative and quantitative statistical indicators such as kitchen ticket times, actual versus theoretical food waste, labor hours worked per 100 guests served, controllable operating costs incurred per guest served and other activity measures.

Excluding our BJ's Pizza and Grill restaurants, our typical restaurant hours of operations are generally from 11:00 am to 12:00 am Sunday through Thursday and 11:00 am to 1:00 am Friday and Saturday. Several of our shopping-mall based restaurants open at 10:00 am Saturdays and Sundays. Our restaurants are typically open every day of the year except for Thanksgiving and Christmas. Most of our restaurants currently offer either in-house or third-party delivery service. Additionally, all restaurants offer on-line ordering for guest pick-up.

Our goal is to staff our restaurants with qualified, trained and enthusiastic team members who desire to be an integral part of BJ's fun, casual atmosphere and, at the same time, have the passion, intensity, work ethic and ability to execute our concept correctly and consistently on every shift. Prior experience in the restaurant industry is only one of the qualities management looks for in our restaurant team members. Enthusiasm, motivation and the ability to interact well and connect with our guests, and correctly execute our concept, are the most important qualities for BJ's management and staff.

In order to maintain our high standards, all new restaurant hourly staff members undergo formal training from certified trainers at each restaurant. Our certified trainers oversee the training by position for each new hourly employee and are also utilized to support our new restaurant openings. Our hourly staff goes through a series of in-depth interactive and automated training for their respective positions. New restaurant managers are required to successfully complete a comprehensive training program dedicated to all aspects of the operation of our restaurants including both restauranteuring and restaurant business-related topics. Our restaurant management training program is closely monitored by our regional trainers and our home office talent development professionals. We continuously review our training curriculum for our hourly team members, new managers and our existing restaurant managers. As a result of this review, beginning in 2009, we increased our 10-week management training program by one additional week. We also plan to introduce new continuing professional education programs for both our hourly and management team members. Approximately 175 new restaurant managers joined our Company during fiscal 2009, and we currently anticipate a requirement for approximately 190 additional managers during fiscal 2010.

Our future growth and success is highly dependent upon our ability to attract, develop and retain qualified restaurant management and hourly team members to correctly and consistently operate our restaurants. We attempt to accomplish this by providing our team members with opportunities for increased responsibilities and advancement as well as performance-driven incentives based on both financial and guest satisfaction metrics. We also support our employees by offering what we believe to be competitive wages and, for eligible team members, competitive fringe benefits (including a 401(k) plan with a company match, medical insurance and dining discounts). Additionally, since 2007, all of our general managers, executive kitchen managers, regional kitchen operations managers, directors of operations and certain brewery personnel are eligible to be selected to participate in our Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. This program is intended to be a long-term wealth building program based on awards of restricted stock units of the Company and is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally 5 years).

## RESTAURANT SITE SELECTION AND EXPANSION OBJECTIVES

Our BJ's Restaurant & Brewhouse format (which receives the beer it sells from one of our BJ's Restaurant & Brewery locations or an approved contract brewer) is currently expected to represent the vast majority of our planned new restaurant growth for the foreseeable future. We may also open new BJ's Restaurant & Brewery formats if operating an on-site brewery is the only legally permissible way to offer our handcrafted beer in certain highly-desirable locations. We may also consider opening smaller-format BJ's Pizza and Grill formats as fill-in locations in certain densely-populated, urban trade areas, or in smaller cities, where a larger-format location could not be obtained or is not appropriate.

We desire to obtain high-quality, high-profile locations for our "casual plus" restaurants, which we believe have the ability to draw guests from a much larger area than most "mass market" casual dining chain restaurants. The sizes of our restaurant trade areas vary from location to location, depending on a number of factors such as population density, retail traffic generators and geography. We believe the locations of our restaurants are critical to our long-term success. Accordingly, we devote significant time and resources to analyzing each prospective site. Since BJ's has proven that it can be successful in a variety of locations (urban or suburban shopping malls, retail strip centers, lifestyle centers, and entertainment centers – either freestanding or in-line) and in a variety of income demographics, we can be highly selective and flexible in choosing suitable locations. In general, we currently prefer to open our restaurants at high-profile sites in mature trade areas with dense populations. It is not our current intention to open new restaurants in locations that compete for significant numbers of customers with our existing restaurants. However, as with most growing retail and restaurant chain operations, there can be no assurance that sales transfers or "cannibalization" among our locations will not inadvertently occur or become more significant in the future as we gradually increase our presence in existing markets to maximize our competitive position and financial performance in each market.

As a result of our successful restaurant openings in numerous markets over the last several years, we believe that the viability of the BJ's restaurant concept has been successfully demonstrated in a variety of site layouts, trade areas and markets. Accordingly, we intend to continue developing BJ's restaurants in high-quality, high-profile locations within mature, densely populated trade areas in both existing and new markets. There are a number of risk factors associated with opening new restaurants and entering new markets, including those identified under "Risk Factors" in Part I, Section 1A of this Annual Report on Form 10-K.

During fiscal 2009, we opened 10 new restaurants and thereby successfully achieved our goal to increase our total restaurant operating weeks by approximately 16% during the year. Due to the national economic slowdown and its associated impact on consumer discretionary spending in general, many new retail projects continue to be delayed or cancelled due to the inability of many developers to secure sufficient financing or obtain enough satisfactory retail and restaurant tenants for their projects. As a result, we plan to open as many as 10 to 11 new restaurants during 2010, and we have targeted an approximate 13% increase in total restaurant operating weeks for the year. Based on information currently available, we expect to open as many as two restaurants during the first quarter of 2010; two restaurants during the second quarter; four restaurants during the third quarter; and, as many as two to three restaurants during the fourth quarter. However, it is difficult for us to precisely predict the timing of our new restaurant openings due to many factors that are outside of our control, including those identified under "Risk Factors" in Part I, Section 1A of this Annual Report on Form 10-K.

We have signed leases or letters of intent for all of our 2010 potential restaurant openings. As of March 3, 2010, the following table sets forth information with respect to future restaurant locations that we expect to open in fiscal 2010 and beyond for which leases have been signed:

**Future Restaurants with Signed Leases**

Escondido, California
San Antonio, Texas
San Antonio, Texas
Daytona, Florida
Tucson, Arizona

We are currently negotiating additional leases for potential future locations that could open during fiscal 2010 and 2011. From time to time, we will evaluate opportunities to acquire and convert other restaurant locations or entire restaurant chains to the BJ's restaurant concept. However, we currently have no binding commitments (other than the signed leases set forth in the table above) or agreements to acquire or convert any other restaurant locations or chains to our concepts.

We typically lease our locations for primary periods of 15 to 20 years. Our restaurants can either be freestanding or in-line, and we may utilize both ground leases and build-to-suit leases. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum base rent and contingent (percentage) rent based on restaurant sales. We generally are also responsible for our proportionate share of common area maintenance ("CAM"), insurance, property tax and other occupancy-related expenses under our leases. We expend cash for leasehold improvements and furnishings, fixtures and equipment to build out our leased premises. We may also expend cash for permanent structural additions that we make to leased premises. We also expend cash for restaurant preopening costs. At times, we may have some of our costs to open a restaurant effectively reimbursed to us by our landlords in the form of tenant improvement allowance incentives pursuant to agreed-upon terms in our leases. If obtained, these allowances usually take the form of up-front cash, full or partial credits against minimum or percentage rents otherwise payable by us, or a combination thereof. However, there can be no assurance that such allowances will be available for every potential location that we seek to develop into a new restaurant. Generally, a landlord will charge us additional rent for any allowances provided to us in this regard. We may also purchase restaurant properties if they become available, but it is not our current strategy to own a large number of land parcels that underlie our restaurants.

## TARGETED NEW RESTAURANT ECONOMICS

In selecting sites for our restaurants, an important objective is to earn a suitable rate of return on our investment. However, this return often cannot be meaningfully measured until our restaurants reach their mature run-rate levels of sales and profitability. Maturation periods vary from restaurant to restaurant, but generally range from two to four years. On average, we currently target a blended 25% to 30% return on our invested capital and a blended 20% to 25% return on total invested capital, which includes our invested capital and the landlord's invested capital (based on a capitalized value of minimum rents to be paid to the landlord) for each group of new restaurants to be opened each year, measured once the restaurants reach their mature level of operations. Our targeted returns on invested capital in new restaurants may change in the future, depending upon competitive conditions in the casual dining segment, real estate market conditions, construction cost trends and other factors both within and outside of our control.

The aforementioned return-on-investment targets for our restaurant operations do not consider field supervision and corporate support expenses, exclude non-cash items such as depreciation expense, exclude income taxes, and do not represent a targeted return on an investment in our common stock. Additionally, the actual performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, many of which are outside of our control, and such differences may be material. There can be no assurance that any new restaurant opened will have similar operating results to those of established restaurants. See "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of certain risks relating to the development and operation of our restaurants.

We generally target our new restaurants to achieve average annual sales at maturity of $4.5 million to $5.5 million, and we generally target an average "four wall" estimated operating cash flow margin in the range of 18% to 20% at maturity, after all occupancy expenses. Not all new restaurants are expected to achieve our average return-on-investment targets. Some may be targeted to achieve higher returns and some may be targeted to achieve lower returns, based on factors specific to each restaurant location. These factors include: the level of overall consumer and market awareness for our brand in the location's general trade area; the specific occupancy structure and capital expenditure requirement for the location; the availability and amount of tenant improvement allowances; and, the expected operating cost structure in the trade area (minimum hourly wages, local cost of fresh commodities such as produce, etc.).

Our current BJ's Restaurant and Brewhouse freestanding locations average approximately 8,500 productive square feet, and we generally target average annual sales per productive square foot to be in the range of $500 to $650. During 2009, our restaurants that were open for the entire year achieved sales greater than $600 per productive square foot on average. Our investment costs for new restaurants vary significantly depending on a number of factors including, but not limited to their absolute sizes, layouts (custom or prototype), type of construction labor (union or non-union), local permitting requirements, the scope of any required site work, the cost of liquor and other licenses and hook-up fees, geographical location and brand type (brewery compared to brewhouse). In general, our gross cash investment for site improvements, buildings, other leasehold improvements and furniture, fixtures and equipment (excluding any tenant improvement allowances we may receive from landlords) currently averages approximately $500 per square foot. We typically seek tenant improvement allowances in the range of $100 to $200 per square foot. However, not every location that we desire to develop into a restaurant will have such allowances available. During 2009, our average tenant improvement allowance was approximately $125 per square foot. However, due to current unfavorable conditions in the general economy and the credit markets that have impacted the financial positions and flexibility of many retail project developers, we currently expect that less tenant improvement allowances will be available for the foreseeable future.

It is common in the casual dining industry for many new locations to initially open with sales volumes well in excess of their sustainable run-rate levels. This initial "honeymoon" sales period usually results from the energy and excitement generated by restaurant openings in new lifestyle centers or retail projects that generate unusually high consumer traffic during grand openings. During the several months following the opening of new restaurants, consumer traffic and sales volumes will gradually adjust downward to their expected, more predictable and sustainable run-rate levels. In fact, it may take 12 to 24 months for a new restaurant's sales to eventually settle in at a more predictable and sustainable run-rate level. Every restaurant has its own individual opening sales pattern, and this pattern is difficult to predict. For example, many BJ's restaurant openings in our "home" state of California often experience "honeymoon" sales periods where sales may initially be 20% to 40% higher than their expected run-rate level. On the other hand, many BJ's restaurant openings in other states, where the BJ's concept is not that well known, can often experience a "reverse honeymoon" sales period, where initial sales may be 20% to 30% less than where we expect their run-rate level to ultimately settle. Additionally, all of our new restaurants usually require several months after opening, if not longer, to reach their targeted restaurant-level operating margin due to cost of sales and labor inefficiencies commonly associated with more complex casual dining restaurants. As a result, a significant number of restaurant openings in any single fiscal quarter, along with their associated opening expenses, could have a significant impact on our consolidated results of operations for that period. Therefore, our results of operations for any single fiscal quarter are not necessarily indicative of results expected for any other fiscal quarter nor for a full fiscal year.

## RESTAURANT OPENING EXPENSES

Restaurant opening expenses (also referred to as "preopening" expenses) include incremental out-of-pocket costs that are directly related to the openings of new restaurants that may not be otherwise capitalized. As a result of the more complex operational nature of our "casual plus" restaurant concept compared to that of a typical casual dining chain restaurant, the preopening process for our new restaurants is more extensive, time consuming and costly. The preopening expense for one of our restaurants usually includes costs to compensate an average of six to seven restaurant management employees prior to opening; costs to recruit and train an average of 150 hourly restaurant employees; wages, travel and lodging costs for our opening training team and other support employees; costs for practice service activities; and, straight-line minimum base rent during the construction and in-restaurant training period in accordance with generally accepted accounting principles. Preopening expenses will vary from location to location depending on a number of factors, including the proximity of our existing restaurants; the amount of rent expensed during the construction and in-restaurant training periods; the size and physical layout of each location; the number of management and hourly employees required to operate each restaurant; the relative difficulty of the restaurant staffing process; the cost of travel and lodging for different metropolitan areas; the timing of the restaurant opening and the extent of unexpected delays, if any, in obtaining final licenses and permits to open the restaurants. The acquisition of our final licenses and permits may also be dependent on our landlords obtaining their licenses and permits, as well as completing their construction activities, for the developments where our leased premises are located.

Our preopening expense for a prototypical BJ's Restaurant & Brewhouse location averaged approximately $530,000 in 2009. Preopening expenses could be higher for non-prototypical, "custom footprint" restaurants and for those restaurants initial entry into new markets. We usually incur the most significant portion of direct preopening costs within the two-month period immediately preceding and the month of a restaurant's opening. Preopening costs can fluctuate significantly from period to period, based on the number and timing of restaurant openings and the specific preopening costs incurred for each restaurant. We expense preopening costs as incurred.

## BREWERY OPERATIONS

Sales of our proprietary recipe, handcrafted beers represented approximately 10% of our total restaurant sales during fiscal 2009. On average, each of our large-format restaurants utilizes approximately 550 barrels of our proprietary beer per year. Our internal brewery operations originated in 1996 with the opening of the first large-format BJ's Restaurant & Brewery location in Brea, California, which included our first on-site brewery. The Brea BJ's Restaurant & Brewery serviced not only that restaurant, but also several other California restaurants, using a "hub and spoke" production and distribution model that is legally permitted in California. Over the years we gradually increased the number of our on-site breweries, and starting in 2002 we also began developing relationships with qualified, third-party craft brewers ("contract brewers") to produce our beer in Texas and other jurisdictions where the "hub and spoke" production model was not legally permitted. In 2009, our internal breweries produced approximately 24,000 barrels of beer, and contract brewers produced approximately 22,000 barrels of beer. Our on-site breweries are typically staffed with a head brewer and an assistant brewer, which report to a brewing director. Production planning and quality control are monitored by our corporate brewery operations department which is led by a Senior Vice President of Brewing Operations. Additionally, our on-site and contract breweries periodically send out samples of each batch of BJ's beer to an independent laboratory for quality control testing purposes.

The continued growth of our restaurant locations has resulted in a commensurate increase in our requirement for our proprietary handcrafted beer. As a result of that growing requirement, and also in light of the constraints imposed by various state "tied-house" laws which regulate how alcoholic beverages are manufactured, distributed and marketed, we began to access the services of additional and larger-scale contract brewers with greater economies of scale and quality control capabilities beginning in 2008. We currently believe that larger-scale contract brewing under our indirect supervision represents the optimal production method for our handcrafted beers as we continue the expansion of our restaurants nationally. We also believe that the average production cost per barrel of beer can be gradually reduced over the longer term as a result of large-scale contract brewing. However, freight costs from our current contract brewing locations will likely absorb a large portion of those production cost savings for a period of time until we can further increase the number of restaurants we operate and therefore obtain increased leverage within our beer distribution network. Provided that these larger-scale contract brewing relationships prove to be satisfactory, we intend to continue to gradually expand our contract brewing capabilities during the next few years. As a result, we will concurrently and gradually rebalance our remaining internal beer production activities to focus on our specialty and seasonal beers. As part of this rebalancing effort, we may elect to decommission additional internal breweries, which may result in the disposal of brewery related assets. We will continue to evaluate the benefits of internal brewing versus contract brewing and consider factors such as availability of adequate production capacity, brewery quality control procedures, federal and state laws, consistency of corporate and brand strategy, and the operating and capital costs associated with contract brewing versus the costs of brewery ownership. We estimate our total proprietary beer requirement to be approximately 52,500 barrels for fiscal 2010, with as much as 60% to 65% of that requirement expected to be produced by contract brewers.

## MARKETING AND ADVERTISING

We have historically relied on high profile locations, operational excellence, media interest and "word of mouth" to attract and retain restaurant guests instead of extensive use of media advertising or discounting. Accordingly, our marketing activities have historically been focused on community-based promotions and customer referrals.

Our fundamental marketing philosophy has historically been to "spend our marketing dollars on the plate" or use resources that would typically be allocated to external marketing programs to provide better quality food, service and facilities to our guests. We believe this is the most effective method over the long run to protect and enhance our guest visit frequency. While we intend to maintain these historical philosophies to the maximum extent possible, we also recognize that we have to prudently respond from time to time to changes in the operating environment for consumer spending on casual dining occasions. Accordingly, due to the current difficult operating environment for consumer spending and casual dining occasions in general, we increased the amount of external print and internet-based media beginning in 2008 to maintain BJ's top-of-mind awareness with consumers and to promote BJ's new menu offerings and guest services. As such, our marketing related expenditures for 2008 and 2009 were approximately 1% of our revenues.

We intend to continue investing approximately 1% of our revenues in marketing related activities in 2010. However, due to the current operating conditions for casual dining restaurants, in general, we may decide to increase our marketing expenditures beyond our current expectations. In addition to our "top-of-mind awareness" advertising that utilizes print and internet-based media, we may also utilize special reduced-price offers for certain restaurants in certain trade areas, from time to time, to stimulate guest trial and frequency. We do not currently anticipate that such offers would be used extensively on a longer-term basis.

## CHARITABLE ACTIVITIES

In 2006, the Company sponsored the formation of The BJ's Restaurants Foundation (the "Foundation"), a 501(c)(3) qualified non-profit charitable organization that is principally dedicated to supporting charities that benefit children's healthcare and education, with a primary focus on the Cystic Fibrosis Foundation ("CFF"). Three of our executive officers (Gerald Deitchle, Gregory Levin and Matthew Hood) currently serve on the Foundation's seven-person board of directors. We also focus on the support of other local community and charitable causes, providing food and other resources for many worthwhile charitable events. Our commitment to supporting humanitarian causes is exemplified by our "Cookies for Kids" program, which supports CFF by donating a portion of our Pizookie® sales to CFF. In addition, we arrange for the collection and donation of other funds to CFF through our restaurant preopening training programs. As a collective result of these programs combined with programs administered by the Foundation, we donated $521,000, $567,000 and $620,000 to CFF for during fiscal 2009, 2008 and 2007, respectively.

The Foundation also recognizes and rewards the volunteer efforts of restaurant team members across the country as they help to give back to the communities in which our restaurants do business. In just its second year, the Foundation's Team Action to Support Communities ("TASC Force") program received the prestigious Restaurant Neighbor Award in the large business category for 2009 from the National Restaurant Association. The TASC Force teams have helped fulfill the wishes of special needs kids, placed flags in a national cemetery by the graves of fallen soldiers, painted over unsightly graffiti and helped clean up beaches, parks and school grounds. In addition, the TASC Force teams have hosted blood drives, worked with Special Olympics, painted houses for elderly citizens, supported Habitat for Humanity and re-built playgrounds. The TASC Force teams have also worked at food banks, participated in fundraising runs and walkathons and delivered food to families in need on Christmas morning.

## INFORMATION SYSTEMS

We utilize an integrated information system to manage the flow of information within each restaurant and between the restaurants and our home office. These systems include a point-of-sale local area network, an automated kitchen display system ("KDS"), a web-based labor scheduling and productivity analyzer system, a theoretical food cost system and an automated front desk table management system. Our point-of-sale system is used to record sales transactions and send the menu orders to our kitchen. Additionally, the point-of-sale system is utilized to authorize, batch and transmit credit card transactions, to record employee time clock information and to produce a variety of management reports. Our KDS is integrated into our point-of-sale system and is an automated routing and cooking station balancing system installed in all of our restaurants which improves cooking station productivity, synchronizes order completion, provides valuable ticket time and cooking time data, and allows for more efficient levels of labor without sacrificing quality. Additionally, our web-based labor scheduler and productivity analyzer automates the labor scheduling for the managers and employees and produces a number of different productivity reports for our management team. Our theoretical food cost system allows us to better measure our product yields and waste in our kitchens, and our automated front desk table management system helps us to better optimize the overall seating efficiencies and "table turns" in our restaurants. Many of our systems provide information to our home office and our field supervision organization on a daily basis, which enables our senior management to monitor certain metrics of our business on a daily, weekly and monthly basis.

We believe it is extremely important to provide our operators with state of the art technology so that they can better serve our guests. As such, each year we develop a series of technology initiatives to help improve our productivity and better manage our restaurant operations. During 2009, we re-designed our KDS system to further streamline the expediting of orders and the delivery of food to our guests. We also began the development and testing of selected productivity-focused systems which we plan to implement company-wide in 2010. These productivity-focused systems will include an automated shift management "scoreboard" with real-time key performance indicators, an automated food prep system and a computerized recipe viewer to help reduce kitchen errors and waste.

## SUPPLY CHAIN MANAGEMENT

Our supply chain department is responsible for the selection and procurement of all of our food ingredients, beverages, products and supplies for our restaurants and brewery operations. This department, in conjunction with our brewery operations department, also manages our contract brewing arrangements. We seek to obtain the highest quality ingredients, products and supplies from reliable, approved sources at competitive prices. We continually research and evaluate various food ingredients, products and supplies for consistency and quality and compare them to our detailed specifications. Ingredient specifications are mandated by the supply chain department in order to consistently maintain the highest quality ingredients and operational materials. In order to maximize operating efficiencies between purchase and usage, each restaurant's executive kitchen manager determines daily usage requirements for food ingredients, products and supplies for his/her restaurant and places all orders with approved vendors. Our executive kitchen managers also inspect all deliveries daily to ensure that the items received meet our quality specifications and negotiated prices. For the majority of our menu ingredients, we have competitively priced high-quality alternative manufacturers, vendors, growers and distributors available in order to reduce risk in our supply chain.

Where economically feasible and possible, we attempt to negotiate short-term and long-term contracts depending on our expected requirements for the key commodities used in the preparation of our food and beverage offerings. Most of our contracts typically average in duration from three to twelve months. Generally, the majority of our more significant commodities (chicken, beef, and wheat based products) are contracted for various periods of time in order to stabilize our costs and to ensure availability.

Commencing in 2006, we entered into a three-year distribution agreement with a consortium of regional food distributors located throughout the United States. Jacmar Foodservice Distribution, an affiliate of one of our largest shareholders, is a member of our foodservice distributor consortium and is the primary distributor of food and operating supplies for our California and Nevada restaurants. See "Related Party Transactions." We have a non-exclusive contract with this consortium on terms and conditions that we believe are consistent with those made available to similarly situated restaurant companies. In July 2009, after another extensive competitive bidding process, we re-entered into a new three-year agreement with the same national foodservice distribution system. Additionally, since 2006, we entered into an agreement with the largest nationwide foodservice distributor of fresh produce in the United States to service most of our restaurants and, where licensed, to distribute our proprietary beer to our restaurants.

Over the last several years the overall cost environment for food commodities in general has become extremely volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Additionally, the availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, consumer demand and other factors. Virtually all commodities purchased and used in the restaurant industry — meats, grains, oils, dairy products, and energy — have varying amounts of inherent price volatility associated with them. While we attempt to manage these factors by offering a diversified menu and by attempting to contract for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

## COMPETITION

The restaurant industry is highly competitive and mature. There are a substantial number of casual dining chain restaurants and other food and beverage service operations that compete both directly and indirectly with us in every respect, including food quality and service, the price-value relationship, beer quality and selection, atmosphere, suitable sites for new restaurants and qualified personnel to operate our restaurants, among other factors. We also compete within each of our trade areas with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers "convenient meals" in the form of improved entrées and side dishes.

Our restaurant concept is a relatively small "grill and bar" or "varied menu" casual dining competitor, with over half of our restaurants currently located in one state — California. Our overall brand awareness and competitive presence in states outside of California is not as significant as that of our major casual dining chain competitors. Many competitors with similar concepts to ours have been in business longer than we have, have greater consumer awareness, and often have substantially greater capital, marketing and human resources. Accordingly, we must be prepared to constantly evolve and refine the critical elements of our restaurant concept over time to protect our longer-term competitiveness. Additionally, due to the continuing difficult operating environment for casual dining restaurants, coupled with increasing pressure on the discretionary spending behavior, we expect that our larger chain restaurant competitors will continue to allocate even more resources to their national media advertising and discounting programs in order to protect their respective market shares, which could have an adverse effect on our sales and results of operations.

Because the restaurant industry can be significantly affected by changes in consumer tastes, national, regional or local economic conditions, demographic trends, traffic patterns, weather, and the type and number of competing restaurants, any changes in these factors could adversely affect us. In addition, factors such as inflation and increased food, liquor, labor and other employee compensation costs could adversely affect us. We believe, however, that our ability to offer high-quality food at moderate prices with superior service in a distinctive dining environment provides us with the opportunity to capture additional market share in the casual dining segment.

## FOOD QUALITY AND SAFETY

Our revenues can be substantially affected by adverse publicity resulting from food quality, illness, or health concerns stemming from incidents occurring at a single restaurant of ours as well as incidents that may occur at our competitors' restaurants. In addition, our revenues can be affected by illness or health concerns stemming from incidents occurring at our suppliers or competing suppliers. While we believe that our internal policies and procedures for food safety and sanitation are thorough, the risk of food-borne illness cannot be completely eliminated, and incidents at other restaurant chains or in the food supply chain may affect our restaurants even if our restaurants are not implicated in a food safety concern. We attempt to manage risks of this nature, but the occurrence of any one of these factors in any one of our restaurants or elsewhere within the foodservice industry could cause our entire Company to be adversely affected.

## RELATED PARTY TRANSACTIONS

As of December 29, 2009, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 15.9% of our outstanding common stock. Jacmar, through its specialty wholesale food distributorship, is currently our largest supplier of food, beverage and paper products servicing our restaurants in California and Nevada, while other system distributors service our restaurants in all other states. Jacmar also owns the Shakey's pizza parlor chain. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties based on our extensive competitive bidding process in July 2006 and July 2009. Jacmar supplied us with $51.0 million, $46.8 million and $42.9 million of food, beverage and paper products for fiscal 2009, 2008 and 2007, respectively, which represent 47.9%, 49.5% and 53.4% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $3.6 million and $2.5 million at December 29, 2009 and December 30, 2008, respectively.

## GOVERNMENT REGULATIONS

We are subject to various federal, state and local laws, along with rules and regulations that affect our business. Each of our restaurants are subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, building, land use, health, safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties obtaining or maintaining the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area or could adversely affect the operation of an existing restaurant. We believe, however, that we are in compliance in all material respects with all relevant laws, rules, and regulations. Furthermore, we have never experienced abnormal difficulties or delays in obtaining the licenses or approvals required to open a new restaurant or to continue the operation of an existing restaurant. Additionally, we are not aware of any environmental regulations that have had or that we believe will have a materially adverse effect upon our operations.

During fiscal 2009, approximately 22% of our restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a federal and state authority and, in certain locations, municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause by such authority at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses or permits to date. The failure to receive or retain, or a delay in obtaining, a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere.

We are subject to "dram-shop" statutes in California and other states in which we operate. Those statutes generally provide a person who has been injured by an intoxicated person the right to recover damages from an establishment that has wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other entities in the restaurant industry and would help protect us from possible claims. Even though we carry liquor liability insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a materially adverse effect on us.

Various federal and state labor laws, along with rules and regulations, govern our relationship with our employees, including such matters as minimum wage, overtime, working conditions, safety and citizenship requirements. Significant additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, extensions in health benefits or increased tax reporting and payment requirements for employees who receive gratuities, could negatively impact our restaurants. We are also subject to the regulations of the Bureau of Citizenship and Immigration Services ("BCIS"). In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with BCIS and state requirements, some of our employees may not meet federal citizenship or residency requirements, which could lead to a disruption in our work force. Various proposals that would require employers to provide health insurance for all of their employees are considered from time to time in Congress and various states and municipalities. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

Our restaurants and breweries are subject to "tied house laws" and the "three tier system" of liquor distribution, both of which were introduced at the federal level after the repeal of Prohibition. These laws prohibit brewers from holding retail licenses and require separate licensing for manufacturers, distributors and retailers. Over the last 25 years, "brewpubs" have been legalized in most states through the loosening of these laws. However, brewpubs are generally licensed as retailers and do not have the same privileges as a microbrewery, and the restrictions imposed on brewpubs vary from state to state. These restrictions prevent us from operating both brewpubs and restaurants in some states. We believe that we are currently in compliance with the brewpub regulations in the states where we hold licenses. However, there is some risk that a state's brewpub regulations or the interpretation of these regulations may change in a way that could impact our current model of manufacturing beer and/or supplying beer to our restaurants in that state. We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business.

We are subject to federal and state environmental regulations. Various laws concerning the handling, storage, and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2009, there were no material capital expenditures for environmental control facilities and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans With Disabilities Act of 1990 ("ADA") and related state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related state laws, when constructing new restaurants or undertaking significant remodeling of existing restaurants, we must make them readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant employees that receive income from gratuities. We have elected to voluntarily participate in a Tip Reporting Alternative Commitment ("TRAC") agreement with the Internal Revenue Service. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA assessments for unreported or under reported tips.

**EMPLOYEES**

At March 3, 2010, we employed approximately 11,000 employees at our 93 restaurants, which we refer to as team members. Most of our team members are part-time employees in our restaurant operations. We also employed approximately 130 team members at our home office and in our field supervision organization. We believe that we maintain favorable relations with our team members. Currently, no unions or collective bargaining arrangements are in place at our Company.

**INSURANCE**

We maintain workers' compensation, general liability, property insurance and other insurance coverage with deductibles and limits that we believe are currently appropriate for our operations. However, we are self-insured for a portion of our employee workers' compensation program and our general liability program. We maintain coverage with a third party insurer to limit our total exposure for these programs. There is no assurance that any insurance coverage maintained by us will be adequate or that we will not experience claims in excess of our coverage limits, or that we can continue to obtain and maintain such insurance at all or that our premium costs will not rise to an extent that they adversely affect our ability to economically obtain or maintain such insurance. While we also carry employment practices insurance, a settlement or judgment against us in excess of our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position or business. See the *"Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances"* in "Risk Factors" contained in Part I, Item 1A of this Annual Report on Form 10-K.

## TRADEMARKS AND COPYRIGHTS

Our domestically-registered trademarks and service marks include, among others, the word mark "BJ's Chicago Pizzeria," and our stylized logo, displaying the name "BJ's." In addition, among others, we have registered the word marks "BJ's Restaurant & Brewery," "BJ's Restaurant & Brewhouse" and "BJ's Pizza & Grill" for our restaurant services; "Harvest Hefeweizen," "BJ's Jeremiah Red," "BJ's P.M. Porter," "Brewhouse Blonde," "Dim Wit," "Half Wit," "Nit Wit," "Owen's IPA," "Pooks," "Piranha," "Nutty Brewnette," "Tatonka" and "Berry Burst Cider" for our proprietary beers; "Great White" for our proprietary pizza; "Together At Last!" for our proprietary appetizer; and, "Pizookie" for our proprietary dessert. We have registered all of these marks with the United States Patent and Trademark Office. Additional trademark applications are pending. We have also registered our ownership of the internet domain name "www.bjsrestaurants.com" and other internet domain names. We have applications to register several of our marks pending in a number of foreign countries. We believe that the trademarks, service marks and other proprietary rights have significant value and are important to our brand-building effort and the marketing of our restaurant concepts. However, there are other restaurants and retailers that use the name "BJ's" in some form or fashion throughout the United States. We have in the past protected, and expect and intend to continue to vigorously protect, our proprietary rights. We cannot predict whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept. It may be difficult for us to prevent others from copying elements of our concept and any litigation to enforce our rights will likely be costly.

## EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers and senior management employees as of March 3, 2010:

| Name | Age | Position |
|---|---|---|
| Gerald W. Deitchle | 58 | Chairman, President and Chief Executive Officer |
| Gregory S. Levin | 42 | Executive Vice President, Chief Financial Officer and Secretary |
| Gregory S. Lynds | 48 | Executive Vice President and Chief Development Officer |
| Wayne L. Jones | 50 | Executive Vice President and Chief Restaurant Operations Officer |
| John D. Allegretto | 46 | Chief Supply Chain Officer |
| Matthew D. Hood | 40 | Chief Marketing Officer |
| Matthew J. Kimble | 58 | Chief Human Resources Officer |
| Alexander M. Puchner | 48 | Senior Vice President, Brewing Operations |
| Lon F. Ledwith | 52 | Senior Vice President, Operations Talent Development |

GERALD ("JERRY") W. DEITCHLE has been President and Chief Executive Officer of the Company since February 2005 and a member of the Company's Board of Directors since November 2004. In June 2008, Mr. Deitchle was unanimously elected by the Board of Directors to the additional post of Chairman of the Board. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino's Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants with his last position as corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver's restaurants, with his last position as Executive Vice President.

GREGORY S. LEVIN has been the Company's Chief Financial Officer since September 2005 and was promoted to Executive Vice President in October 2007 and Secretary in June 2008. From February 2004 to August 2005, Mr. Levin served as Chief Financial Officer and Secretary of SB Restaurant Company, a privately held company that operates the Elephant Bar Restaurants. From 1996 to 2004, Mr. Levin was employed by publicly-held California Pizza Kitchen, Inc., operator and licensor of casual dining restaurants, with his last position as Vice President, Chief Financial Officer and Secretary. Earlier in his career, he served as an audit manager with Ernst & Young LLP.

GREGORY S. LYNDS has been the Company's Chief Development Officer since July 2003 and was promoted to Executive Vice President in October 2007. Prior to joining the Company, Mr. Lynds served as a director of real estate for Darden Restaurants, Inc., the largest casual dining company in America. Prior to joining Darden, Mr. Lynds served as Vice President of Real Estate and Development for Wilshire Restaurant Group (Marie Callender's and East Side Mario's) and was a partner responsible for expanding the Mimi's Café brand.

WAYNE L. JONES was appointed to the newly created position of Executive Vice President and Chief Restaurant Operations Officer of the Company effective January 19, 2009. Mr. Jones has over 25 years of casual dining restaurant management experience. Immediately prior to joining the Company, Mr. Jones was employed for 19 years at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants. During his long tenure at The Cheesecake Factory, Mr. Jones served in progressively responsible restaurant management and leadership positions including restaurant general manager, area director and regional vice president, with his last position as Vice President, Operations Analysis on the corporate staff.

JOHN D. ALLEGRETTO has been the Chief Supply Chain Officer for the Company since July 2005. Prior to joining the Company, Mr. Allegretto served as Vice President of Supply Chain Management for Pick Up Stix Restaurants and Cal-International Foods, Inc. from March 2003 to June 2005. Prior to that, Mr. Allegretto was employed by The Walt Disney Company as a director in their Strategic Sourcing Group from October 1997 to February 2003.

MATTHEW D. HOOD was appointed to the newly created position of Chief Marketing Officer of the Company effective July 1, 2008, after serving as a part-time consultant to the Company since 2007. Prior to joining the Company, Mr. Hood served as a marketing and strategy consultant to the restaurant industry, and also served as the national restaurant brand consultant for Google, Inc. From 2002 to 2006, Mr. Hood was employed by Fired Up, Inc., owner and operator of the Carino's Italian Grill casual dining concept, with his last position as Senior Vice President, Marketing and Brand Development. Prior to that, Mr. Hood served as a marketing manager for Brinker International, owner and operator of the Chili's Grill and Bar and other casual dining concepts.

MATTHEW J. KIMBLE has been the Chief Human Resources Officer for the Company since May 2009. Prior to joining the Company, Mr. Kimble served as the Chief Human Resource Executive for Ready Pac, a market leader in the supply of fresh-cut produce throughout North America. From 1997 to 2008, Mr. Kimble was the Vice President of Human Resources for Mimi's Café and Diedrich Coffee chains. From 1970 to 1997, Mr. Kimble worked for the Payless Drug Store chain in various operations and human resources assignments.

ALEXANDER M. PUCHNER has been the Senior Vice President of Brewing Operations for the Company since 1996. From 1993 to 1995, Mr. Puchner was a founder and brewmaster for Laguna Beach Brewing Co., Huntington Beach Beer Co., Newport Beach Brewing Co. and Westwood Brewing Co. From 1988 to 1993, Mr. Puchner served as a product manager for Aviva Sports/Mattel Inc. and as a marketing research manager for Mattel Inc. Mr. Puchner has been a nationally certified beer judge since 1990.

LON F. LEDWITH has been the Senior Vice President of Operations Talent Development for the Company since January 2010. Prior to this responsibility within the Company, Mr. Ledwith served as the Company's Senior Vice President of Restaurant Operations since April 2006 and as Vice President of Operations since February 2004. From July 1981 to November 2003, Mr. Ledwith was employed by Brinker International, Inc., owner, operator and franchisor of various restaurant brands (Chili's, Macaroni Grill, Maggiano's and On The Border), with his last position as a Regional Vice President of Chili's Grill & Bar.

## ITEM 1A. RISK FACTORS

The risk factors presented below may affect our future operating results, financial position and cash flows. The risks described in this Item 1A and other sections of this Annual Report on Form 10-K are not exhaustive and are not the only risks we may ever face in our business. We operate in a very competitive and rapidly changing environment. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known, or that are currently deemed by us to be immaterial. However, they may ultimately adversely affect our business, financial condition and/or operating results. In addition to the risk factors presented below, changes in general economic conditions and credit markets, consumer tastes and discretionary spending patterns, demographic trends and consumer confidence in the economy, all of which affect consumer behavior and spending for restaurant dining occasions in general, may have a material impact on us.

***Continued weakness in general economic conditions may also continue to adversely affect consumer spending for restaurant occasions and, as a result, may adversely affect our revenues, operating results and liquidity.***

Our country is currently experiencing weak general economic conditions that we believe will continue at least through 2010. The ongoing impacts of the housing crisis, high unemployment and financial market weakness may further exacerbate current economic conditions. As such, our restaurant guests may remain apprehensive about their job security, their personal asset values and the overall economy and further constrain their level of discretionary spending. A decrease in spending due to lower consumer discretionary income or consumer confidence in the economy could impact the frequency with which our guests choose to dine out or the amount they spend on meals while dining out, thereby decreasing our revenues and negatively affecting our operating results. In addition, if gasoline, natural gas, electricity and other energy costs increase, and credit card, home mortgage and other borrowing costs increase with any future increase in interest rates, additional pressure on consumer disposable income will likely occur. While the government has recently taken unprecedented steps to stimulate the economy and, at the same time, maintain relatively low interest rate levels, there can be no assurance that the government's actions will be successful in restoring consumer confidence, further stabilizing the financial markets, further increasing liquidity and the availability of credit and result in lower unemployment or keep interest rates low in the future.

Fewer guest visits could result in lower sales for our restaurants and cause a de-leveraging of our operating profit margins. Moreover, our restaurants are primarily located near high activity areas such as regional malls, lifestyle centers, "big box" shopping centers and entertainment centers. We depend in large part on a high volume of visitors to these centers to attract guests to our restaurants. A decline in development or in visitors to these centers near our restaurants could negatively affect our sales. As a result, decreased cash flow generated from our established restaurants may adversely affect our ability to fund our expansion plans and therefore result in a deceleration of the number and timing of restaurant openings. We believe there is also a risk that if the current negative economic conditions persist for a long period of time and become more pervasive, consumers might make long-lasting changes to their discretionary spending behavior, including dining out less frequently on a more permanent basis.

Additionally, the above factors could impose practical limits on our menu price increases. From time to time, we may announce that we intend to take price increases on selected menu items in order to offset increased operating expenses. Although we have not experienced significant consumer resistance to our past price increases, in light of the current economic environment, we cannot provide assurance that any future menu price increases will not deter guests from visiting our restaurants, reduce the frequency of their visits or affect their purchasing decisions.

***If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.***

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants in a profitable manner. We anticipate that our new restaurants will generally take several months or even longer to reach targeted productivity levels due to the inefficiencies typically associated with new restaurants, including lack of initial market and consumer awareness, the need to hire and train sufficient management and restaurant personnel and other factors. The opening of new restaurants can also have an anticipated or unintended effect on sales levels at existing restaurants. We cannot assure you that any restaurant we open will obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate and our results of operations would be adversely affected. Our expansion plans could also be impacted by the delay or cancellation of potential new sites by developers and landlords, which may become more common during the next couple of years as a result of the current economic environment and tight credit markets.

We intend to open new restaurants in both established and new markets. Opening new restaurants in established markets generally provides some advantages in the form of stronger levels of initial consumer awareness, trial and usage, as well as greater leverage of certain supply chain and field supervision resources. On the other hand, there is a risk that some portion of the sales of existing restaurants in the market may transfer to newly opened restaurants in the market, resulting in lower comparable restaurant sales. While we do not generally select locations for our new restaurants where we believe that a significant sales transfer will likely occur, some unexpected sales transfer may inadvertently occur.

Some of our new restaurants are planned for new markets where we have little or nor operating experience. New markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market will typically not be familiar with the BJ's brand. We also may find it more difficult to hire, motivate and retain qualified employees in new markets. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in our existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. Sales at restaurants opened in new markets may take longer to achieve margins more typical of mature restaurants in existing markets or may never achieve these targeted margins thereby affecting our overall profitability. As we expand into new markets and geographic territories, our operating cost structures may not replicate our experience in existing markets. Because there will initially be fewer restaurants in a given market, our ability to optimally leverage our field supervision, marketing and supply chain resources will be limited for a period of time. Further, our overall new restaurant development and operating costs may increase due to more lengthy geographic distances between restaurants resulting in higher purchasing, preopening, labor, transportation and supervision costs. The performance of restaurants in new markets will often be less predictable. New restaurants may not have similar results as our existing restaurants and may not be as profitable.

As part of our ongoing restaurant expansion and growth strategy, we may consider the internal development or acquisition of additional restaurant concepts in the future. We may not be able to internally develop or acquire additional concepts that are as profitable as our existing restaurants. Additionally, growth through acquisitions will also involve additional financial and operational risks.

***Our ability to open new restaurants on schedule in accordance with our projected growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.***

In order to achieve our projected rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our projected growth rate. In addition, our scheduled rate of new restaurant openings may be adversely affected by other factors, some of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development;
- our ability to compete successfully for suitable restaurant locations;
- the availability of adequate financing;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;
- construction and development costs;
- labor shortages or disputes experienced by our landlords or outside contractors, including their ability to manage union activities such as picketing or hand billing which could delay construction and which could create adverse publicity for our business and operations;
- any unforeseen engineering or environmental problems with the leased premises;
- our ability to hire, train and retain additional management and restaurant personnel;
- our ability to secure governmental approvals and permits, including liquor licenses;
- our ability to successfully promote our new restaurants and compete in the markets in which our new restaurants are located;
- weather conditions or natural disasters; and,
- general economic conditions.

***Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business.***

Our ability to continue to successfully grow our business depends, in part, on the availability of adequate capital to finance the development of additional new restaurants and other growth-related expenses. Changes in our operating plans, acceleration of our expansion plans, a decision to acquire another restaurant concept, lower than anticipated revenues, unanticipated and/or uncontrollable events in the capital or credit markets that impact our liquidity, lower than anticipated tenant improvement allowances offered by landlords, increased expenses or other events, including those described in this Annual Report on Form 10-K, may cause us to seek additional debt or equity financing on an accelerated basis in the event our cash flow from operations is insufficient. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could adversely affect our growth and other plans, as well as our financial condition. Additional equity financing, if available, may be dilutive to the holders of our common stock and adversely affect the price of our common stock. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. In addition, continued disruptions in the global credit and equity markets, including unanticipated and/or uncontrollable events in the capital or credit markets, may have an adverse effect on our liquidity and our ability to raise additional capital if and when required.

***We may issue additional equity securities without the consent of shareholders and such issuances could adversely affect our stock price and the rights of existing shareholders.***

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Our Board of Directors is authorized to issue additional shares of common stock and additional classes or series of preferred stock without any action on the part of the shareholders. The Board of Directors also has the discretion, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, or winding up of our business and other terms. If we issue preferred shares in the future that have a preference over our common stock with respect dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, the rights of our common shareholders or the market price of our common stock could be adversely affected.

***Deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our business.***

Deterioration in general economic conditions could result in our landlords being unable to obtain financing or remain in good standing under their existing financing arrangements which could result in their failure to satisfy obligations to us under leases, including failures to fund or reimburse agreed-upon tenant improvement allowances. Any such failure could adversely impact our operations. In addition, our restaurants are generally located in retail developments with nationally recognized co-tenants, which help increase overall guest traffic into those retail developments. If these developments experience high vacancy rates, we could experience decreases in guest traffic. As a result, our results of operations could be adversely affected.

***Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated sales and financial results, including a potential impairment of the long-lived assets of certain restaurants.***

As of March 3, 2010, 39 of our 93 restaurants were opened within the last three fiscal years, including one opened, thus far, in fiscal 2010. The results achieved by these newer restaurants may not be indicative of longer term performance or the potential market acceptance of restaurants in other locations. There can be no assurance that any new restaurant that we open will have similar operating results to those of prior restaurants. Our newer restaurants typically take several months, or even longer, to reach targeted levels of productivity due to inefficiencies typically associated with new restaurants. Accordingly, incremental sales from newly-opened restaurants generally do not make a significant contribution to our total operating profits in their initial months of operation. We make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets in accordance with generally accepted accounting principles. An impairment charge is required when the carrying value of the asset exceeds the estimated fair value or undiscounted future cash flows of the asset. The projection of future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If actual results differ from our estimates, charges for asset impairments may be required in the future. If impairment charges are significant, our results of operations could be adversely affected.

***Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.***

We plan to continue opening new restaurants and currently expect to open 10 to 11 new restaurants during 2010. We may also consider the internal development or acquisition of additional restaurant concepts in the future. Our continued expansion will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. These increased demands may adversely affect our ability to open new restaurants and to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our growth rate and operating results could be adversely affected.

***Our decision to reduce openings or accelerate the pace of openings may positively or adversely affect our comparative financial performance.***

Our opening costs continue to be significant and the amount incurred in any one year or quarter is dependent on the number of restaurants expected to be opened during that time period. As such, our decision to either decrease or increase the rate of openings may have a significant impact on our financial performance for that period of time being measured. Therefore if we decide to reduce our openings, our comparable opening costs will be lower and the affect on our comparative financial performance will be favorable. Conversely, if the rate at which we develop and open new restaurants is increased to higher levels in the future, the resulting increase in opening costs will have an unfavorable short-term impact on our comparative financial performance.

***Our recent trends in average restaurant sales or our trends in comparable restaurant sales may not be indicative of future trends or future operating results.***

Our recent average restaurant sales and comparable restaurant sales trends may not be indicative of future trends or future operating results, particularly due to the economic downturn, the maturation of the casual dining segment in general and our expansion into new markets. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

- our ability to execute our business strategy effectively;
- our ability to execute productively and efficiently within the "four walls" of each restaurant;
- our menu pricing strategy;
- initial sales performance by new restaurants;
- the timing of new restaurant openings and related expenses;
- changing demographics, consumer tastes or discretionary spending;
- our ability to develop restaurants in geographic locations that do not compete with or otherwise adversely affect the sales of our existing restaurants;
- overall brand awareness in new markets or existing markets where we may develop new restaurants;
- levels of competition in one or more of our markets; and,
- general economic conditions, credit markets and consumer confidence.

Adverse changes in our average restaurant revenues and comparable restaurant sales could have an adverse affect on our common stock or increase the volatility of the price of our common stock.

***Our menu development and marketing programs may not be successful.***

We have increased our menu development and marketing expenditures during the past few years and expect to continue investing in certain menu, marketing and merchandising initiatives that are intended to attract and retain guests for our restaurants. Not all of such initiatives may prove to be successful and may thereby result in incremental expenses incurred without the benefit of higher revenues, or may result in other unfavorable economic consequences. Additionally, if our competitors were to increase their spending on menu development and marketing initiatives, or if our menu and marketing initiatives were to be less effective than those of our competitors, we could experience a material adverse effect on our results of operations.

***We have experienced significant increases in the costs for certain food, labor, energy and supply items in the past, and we may be unable to successfully and sufficiently raise menu prices to offset rising costs and expenses.***

In the past, we have experienced dramatic increases in prices of certain commodities necessary for our restaurant and brewery operations, including increased costs for food, commodities, minimum wage, employee benefits, insurance arrangements, construction, energy and other costs. To manage this risk in part, we attempt to enter into fixed price purchase commitments, with terms typically up to one year, for many of our commodity requirements. However, it may not be possible for us to enter into as many fixed price contracts for the entire year for many of our food commodity requirements due to the recent volatility in the worldwide markets for such commodities. Additionally, we utilize menu price increases to help offset the increased cost of our commodities. However, there is no guarantee that our menu price increases will be accepted by our guests. If our costs do not stabilize, our results of operations will be adversely affected if we are unable to increase our menu prices to offset such increased costs.

***Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.***

As of March 3, 2010, we operated 93 restaurants, 11 of which opened during the last 14 months. The capital resources required to develop each new restaurant are significant. We estimate that the gross cash outlay to open a new BJ's restaurant on leased ground, excluding any tenant allowance for which we may or may not obtain depending on each new restaurant project, currently ranges from $4.0 million to $5.5 million, inclusive of preopening expenses (which average approximately $500,000 to $550,000, including preopening rent). Actual costs may vary significantly depending upon a variety of factors, including the site type, the square footage and layout of each restaurant, and conditions in the local real estate market. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, due to our relatively small base of existing restaurants, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our entire business, making the investment risks related to any one location much greater than those associated with many other larger, well-established restaurant chains.

***Our inability to renew existing leases on favorable terms may adversely affect our results of operations.***

As of March 3, 2010, 89 of our 93 restaurants are located on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent, subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases. Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. We currently have one restaurant lease that will expire during the next 12 months, and we are currently evaluating the desirability of renewing that lease. While we currently expect to pursue the renewal of substantially all of our expiring restaurant leases, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.

The success of our restaurants depends in large part on their leased locations. As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenues in those locations. In addition, desirable leased locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

***Our operations could be adversely affected if our suppliers are not able to continue to do business with us or are forced to alter the terms on which they do business with us.***

Some of our suppliers have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of the continued economic downturn. Some suppliers have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative suppliers for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business. For example, the economic environment has forced some food suppliers to seek additional financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their businesses. If any of our major suppliers or a large number of other suppliers suspend or cease operations, we may have difficulty keeping our restaurants fully supplied with the commodities and supplies that we require. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant guest traffic and public perceptions of us, which would be harmful to our operations.

***A significant number of our restaurants are concentrated in California and other Western states, which make us particularly sensitive to economic, regulatory, weather and other conditions in those states.***

As of March 3, 2010, 49 of our 93 restaurants were located in the state of California. Additionally, another 15 of our restaurants were located in other Western states (i.e., Arizona, Nevada, Colorado, Oregon and Washington). In recent years, all of these states have been more negatively impacted by the housing downturn, unemployment levels and the overall economic slowdown than most other geographic areas. As a result, we have recently seen a more substantial decline in our aggregate guest traffic at our restaurants in these states. The State of California and many municipalities within the state are currently experiencing severe revenue shortfalls and ongoing budget crises. The ultimate resolution of these issues cannot be predicted at this time. If our restaurants in California are adversely affected by further changes in California's economic or regulatory environment, such as changes to California's minimum wage rates, income and other taxes, mandatory healthcare proposals, unemployment levels or housing environment, our consolidated sales, financial condition and results of operations may be further impacted. Additionally, we believe that California is subject to a greater risk for earthquakes, fires, water shortages, energy fluctuations and other natural and man-made disasters than most other states.

***We are dependent upon consumer trends and upon high levels of consumer traffic at the sites where our restaurants are located, and any adverse change in such consumer trends or traffic levels could adversely affect our business, revenues and results of operations.***

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public's tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high consumer traffic rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visit frequencies are significantly affected by many factors, including: national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters, interest rates, co-tenancies in these urban, retail and mixed-use and lifestyle centers and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and adversely affect our business, revenues and results of operations.

***Our success depends on our ability to compete effectively in the restaurant industry.***

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and with retail establishments for real estate. We also compete within each of our trade areas with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers "convenient meals" in the form of improved entrées and side dishes from the deli section. Many of our competitors have substantially greater financial, marketing and other resources than we do.

As a result of the currently weak economy, restaurant consumers are more highly focused on value. If other restaurants are able to promote and deliver a higher degree of perceived value through heavy discounting or other methods, our guest traffic levels may suffer which would adversely impact our revenues and profitability. In addition, with improving product offerings at "fast-casual" restaurants, quick-service restaurants and grocery stores, consumers may choose to trade down to these alternatives, which could also negatively affect our financial results.

We believe that we have built a favorable reputation for the quality and differentiation of our restaurant concept. We also believe that we must continue to re-invest in our core established restaurant operations to further protect and grow the overall consumer "value" of our concept so that it will continue to be relevant in the future. Any incident that erodes consumer trust in, or their attraction to, our concept could significantly reduce its value. If consumers perceive or experience any material reduction in food quality, service or ambiance, or in any way believe we materially failed to deliver a consistently positive dining experience, the consumer "value' of our concept could suffer.

***New information or attitudes regarding diet, health and the consumption of alcoholic beverages could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.***

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include regulations that impact the ingredients and nutritional content of the food and beverages offered by us. For example, several municipalities and states have approved restrictions on the use of trans-fats by restaurants. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or delete certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our results of operations.

Over the past several years alcoholic beverages have comprised approximately 20% or more of our restaurant sales. The gross profit margin on our sales of alcoholic beverages is generally higher than our gross profit margin on sales of food items. Additionally, approximately 10% of our sales over the last several years have consisted of our craft beers. The alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed, or that there may be renewed efforts to impose increased excise or other taxes on beer sold in the United States. If beer consumption in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional governmental regulations, our sales and profits could be adversely affected.

***Health concerns arising from outbreaks of flu viruses or other diseases, or regional or global health pandemics, could severely affect our business.***

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as norovirus, Avian Flu or "SARS," and H1N1 or "swine flu," or other diseases such as bovine spongiform encephalopathy, commonly known as "mad cow disease." To the extent that a virus or disease is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product. For example, health concerns relating to the consumption of beef or to specific events such as the outbreak of "mad cow disease" may adversely impact sales of our beef-related menu items. In addition, public concern over "avian flu" may cause fear about the consumption of chicken, eggs and other products derived from poultry. The inability to serve beef or poultry-based products would restrict our ability to provide a variety of menu items to our guests. If we change our menu in response to such concerns, we may lose guests who do not prefer the new menu, and we may not be able to attract sufficiently new guests to produce the revenue needed to restore the profitability of our restaurant operations. We also may generate different or additional competitors for our intended guests as a result of such a menu change and may not be able to successfully compete against such competitors. If a virus is transmitted by human contact, our employees or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect our restaurant guest traffic and our ability to adequately staff our restaurants, receive deliveries on a timely basis or perform functions at the corporate level. We also could be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

A health pandemic is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. We believe that our restaurants have one of the highest levels of guest traffic per square foot in the casual dining segment of the restaurant industry. Our restaurants are places where people can gather together for human connection. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. The impact of a health pandemic on us might be disproportionately greater than on other casual dining concepts that have lower guest traffic and that depend less on the gathering of people.

***Negative publicity about us, our restaurants, other restaurants, others across the food supply chain, or the consumption of beef, seafood, poultry/produce, beer or alcoholic beverages, whether or not accurate, could adversely affect the reputation and popularity of our restaurants and our results of operations.***

The good reputation of our restaurants is a key factor to the success of our business. Incidents that occur at any of our restaurants, or at restaurants operated by other foodservice providers or generally in the food supply chain, could be damaging to the restaurant industry overall, may specifically harm our brand and reputation and may quickly result in negative publicity for us, which could adversely affect our reputation and popularity with our guests. In addition, negative publicity resulting from poor food quality, illness, injury, food tampering or other health concerns, whether related to one of our restaurants, to the restaurant industry in general, or to the beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, hepatitis A, avian flu, salmonella, and other food-borne illnesses), or operating problems related to one or more of our restaurants, could adversely affect sales for all of our restaurants and make our brand and menu offerings less appealing to consumers. If our restaurant guests or employees become ill from food-borne illnesses, we could be forced to temporarily close the affected restaurants.

Our brewing operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. While we have not experienced any serious contamination problem in our products, the occurrence of such a problem could result in a costly product recall and serious damage to our reputation for product quality, as well as claims for product liability.

***Our operations are susceptible to changes in our food and supply costs, which could adversely affect our margins.***

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our supply chain department negotiates prices for all of our ingredients and supplies through either contracts (terms of one month up to one year, or even longer in some cases), spot market purchases or commodity pricing formulas. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows from operations. We also have a single or a limited number of suppliers for certain of our commodity and supply items. Accordingly, supply chain risk could increase our costs and limit the availability of some products that are critical to our restaurant and brewing operations.

The overall cost environment for food commodities in general has and may continue to be volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Commodity prices for key agricultural commodities such as corn, wheat, and soybeans have been extremely volatile. The availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, and other issues. Virtually all commodities purchased and used in the restaurant industry — meats, grains, oils, dairy products, and energy — have varying amounts of inherent price volatility associated with them. Our suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants and breweries, higher minimum wage and benefit costs, and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. While we attempt to manage these factors by offering a diversified menu and by contracting for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

Our restaurant-level operating margins are also affected by fluctuations in the availability and cost of utilities services, such as electricity and natural gas. Interruptions in the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. In addition, weather patterns in recent years have resulted in lower than normal levels of rainfall in certain areas that could produce droughts in key states such as California, thus impacting the price of water and the corresponding prices of commodities grown in states facing drought conditions. There is no assurance that we will be able to maintain our utility and commodity costs at levels that do not have a material adverse effect on our operations.

***If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs and quality control problems.***

We currently depend on national and regional food distribution service companies, as well as other food manufacturers and suppliers, to provide food and beverage products to all of our restaurants. We also rely on contract brewers to provide us with beer for many of our restaurants. The operations of our distributors, suppliers and contract brewers are subject to risks including labor disputes, financial liquidity, inclement weather, natural disasters, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products. If our distributors, suppliers and contract brewers cease doing business with us, or cannot make a scheduled delivery to us, or are unable to obtain credit in a tightened credit market or experience other issues, we could experience short-term product supply shortages in some or all of our restaurants and could be required to purchase food, beer and beverage products from alternate suppliers at higher prices. We may also be forced to temporarily remove popular items from the menu offering of our restaurants. If alternative suppliers cannot meet our current product specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

With respect to potential liability claims related to our food, beer and beverage products, we believe we have sufficient primary or excess umbrella liability insurance in place. However, this insurance may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all claims. We generally seek contractual indemnification and insurance coverage from our key suppliers of food, beer and beverages, but this indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers.

Pursuant to various laws and regulations, the majority of our proprietary beer must be distributed to our restaurants through independent wholesale beer distributors, whether we produce the beer or it is produced by contract brewers. Although we currently have arrangements with a sufficient number of beer distributors in all markets where we operate restaurants, our continued national expansion will require us to enter into agreements with additional beer distributors. No assurance can be given that we will be able to maintain or secure additional beer distributors on terms favorable to us. Changes in control or ownership of the participants in our current beer distribution network could lead to less willingness on the part of certain distributors to carry our proprietary beer. Our beer distribution agreements are generally terminable by the distributor on short notice. While these beer distribution agreements contain provisions regarding our enforcement and termination rights, some state laws prohibit us from readily exercising these contractual rights. Our ability to maintain our existing beer distribution agreements may be adversely affected by the fact that many of our distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If our existing beer distribution agreements are terminated, we may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the delivered cost of beer to our restaurants.

***Failure to protect our trademarks, service marks, trade secrets or other intellectual property could adversely affect our business.***

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the BJ's Restaurants name in particular. Although BJ's is a federally registered trademark, there are other retailers and restaurants using the name "BJ's" in some form or fashion throughout the United States, and our trademarks, service marks, trade dress, trade secrets or other intellectual property could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our employees or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure you that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

***Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.***

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants or the serving of food. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our guest patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Brewery operations require various federal, state, and local licenses, permits and approvals. Our restaurants and on-site breweries operate pursuant to exceptions to the "tied house laws," which created the "three tier system" of liquor distribution. These "tied house laws" were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under exceptions to these general prohibitions. Over the last 25 years, nearly all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state's regulations concerning brewery restaurants or the interpretation of these regulations may change. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Any such change may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state, and could also cause us to lose the licenses, permits and registrations necessary to conduct our restaurant operations. We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business.

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. Our operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals. There can be no assurance that other or more restrictive laws, regulations or higher taxes will not be enacted in the future.

***Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary beer.***

Our proprietary handcrafted beer is a key factor in the success of our business. Each year, our brewery operations department forecasts our annual beer requirements based on our current restaurant requirements and expansion plans and determines our brewery production. Additionally, in certain states we are either legally required or choose to arrange for third party contractors (i.e., "contract brewers") to brew our beer using our proprietary recipes. During 2010, we expect to utilize three to four contract brewers to produce as much as 60% to 65% of the proprietary beer requirements for our restaurants. The remainder will be produced by our in-house brewery operations. We intend to gradually increase the percentage of beer produced by contract brewers over time, based on demonstrated qualitative and economic advantages of doing so. However, there are risks associated with increasing our dependence on contract brewers. If our contract brewers cease doing business with us, or cannot make a scheduled delivery to us because of a supply chain or production disruption or other issues, or if we cannot otherwise satisfy our internal brewing requirements, we could experience short-term supply shortages in some or all of our restaurants which may result in a loss of revenue. Additionally, if these contract brewers cease doing business with us we could be required to purchase or brew our own beer at higher costs to us until we are able to secure an alternative supply source. If our contract brewers fail to adhere to our proprietary recipe and brewing specifications, the consistency and quality of beer offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

From time to time, we or our contract brewers may also experience shortages of kegs necessary to distribute our draft beer. We distribute our draft beer in kegs that are owned by us as well as leased from third-party vendors. We are also responsible for providing kegs to the contract brewers that produce our proprietary beers.

***Other government laws and regulations affecting the operation of our restaurants, particularly those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, could increase our operating costs and restrict our growth.***

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our employees ("team members") and affect our operating costs. These laws include minimum wage requirements, overtime pay, meal and rest breaks, unemployment tax rates, workers' compensation rates, citizenship requirements and other employment taxes. In particular, we are subject to the regulations of the Bureau of Citizenship and Immigration Services, or BCIS. Changes to these aforementioned laws or other employment laws or regulations, could adversely affect our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence, mandated health benefits, increased tax reporting and tax payment requirements for team members who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased employee litigation, including claims relating to the Fair Labor Standards Act.

In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with BCIS and state requirements, some of our employees may not meet federal citizenship or residency requirements, which could lead to a disruption in our work force. Although we require all of our team members to provide us with the government-specified documentation evidencing their employment eligibility, some of our employees may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to seizure and deportation and may subject us to fines, penalties or loss of our business license in certain jurisdictions.

Various proposals that would require employers to provide health insurance for all of their employees are considered from time to time in Congress and various states and municipalities. The imposition of any requirement that we provide health insurance benefits to employees that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us.

Potential changes in labor laws, including the possible passage of all or parts of the proposed Employee Free Choice Act ("EFCA"), could result in portions of our workforce being subjected to greater organized labor influence. The EFCA, also referred to as the "card check" bill, could impact the nature of labor relations in the United States, specifically, how union elections and contract negotiations are conducted. The EFCA aims to make it easier for unions to form, and employers of unionized employees may face mandatory, binding arbitration of labor scheduling, costs and standards, which could increase the costs of doing business. Although we do not currently have any union employees, EFCA or similar labor legislation could have an adverse effect on our business and financial results by imposing requirements that could potentially increase our costs, reduce our flexibility and impact our ability to service our guests.

Additionally, some states, counties and cities have enacted menu labeling laws and there is current discussion regarding a national menu labeling law. These laws require us to provide certain nutritional information to our guests. Non-compliance with these laws could result in the imposition of fines or the closure of restaurants. These menu labeling laws could also result in changing consumer preferences which may adversely affect our results of operations and financial position. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences related to nutrition, which may adversely impact our sales.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

The collective impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

***Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances.***

We purchase comprehensive insurance coverage, including workers' compensation, general liability, directors' and officers' liability, employment practices, fire and extended coverage and property insurance with coverage levels that we consider appropriate, based on the advice of our outside insurance and risk management advisors. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. The cost of workers' compensation insurance, general liability insurance and directors and officers' liability insurance fluctuates based on market conditions and availability as well as our historical trends. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and certain employee practices. If such a loss should occur, we would, to the extent that we were not covered for such loss by insurance, suffer a loss of the capital invested, as well as anticipated profits and cash flow from such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

We self-insure a substantial portion of our workers' compensation and general liability costs, and unfavorable changes in trends could have a negative impact on our profitability. The dollar amount of claims that we actually experience under our workers' compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases, as well as potential federal and state legislation requirements for employers to provide health insurance to employees, could have a negative impact on our profitability if we are not able to offset the effect of such increases with plan modifications and cost control measures, or by continuing to improve our operating efficiencies.

***Labor shortages or increases in labor costs could slow our growth or adversely affect our business.***

The future success of our expansion plan, as well as our core established restaurant operations, largely depends in part on our ability to attract, motivate and retain a sufficient number of qualified management and other employees, including qualified and experienced restaurant managers and kitchen managers necessary to correctly and consistently execute in our restaurants. If we are unable to recruit and retain a sufficient number of qualified restaurant managers, our business and our growth could be adversely affected. Competition for qualified restaurant managers and other restaurant employees remain intense and could require us to pay higher wages and benefits, which would result in higher labor costs. Our ability to attract and retain qualified management and restaurant operating personnel may be harmed if we are unable to offer competitive cash and other compensation, including equity awards. If we continue to make equity award grants at similar levels as in the past, our 2005 Equity Incentive Plan only contains authorized shares sufficient to permit granting equity awards through the first quarter of fiscal 2011. Our ability to offer equity awards in the future may be limited or nonexistent if our shareholders do not approve future increases in the number of shares available for grant under our 2005 Equity Incentive Plan.

In addition, we have a substantial number of hourly employees who are paid the federal or state minimum wage and who rely on tips for a significant portion of their income. Government-mandated increases in minimum wages or decreases in tip credits would increase our labor costs. We may be unable to increase our prices in order to pass these increased labor costs on to our guests, in which case our profitability would be adversely affected.

***Litigation could have a material adverse effect on our business.***

Our business is subject to the risk of litigation by employees, consumers, suppliers, shareholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Employment-related litigation continues to increase at both the state and federal levels, particularly with respect to claims styled as class action lawsuits which are more costly to defend. Also, some employment related claims in the area of wage and hour disputes are not insurable risks.

In addition, we are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, we may be adversely affected by publicity resulting from such claims. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management's attention from our operations and adversely affect our financial condition and results of operations.

***The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would adversely affect our sales and results of operations.***

The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions likely resulting in decreased consumer spending. Additionally, decreases in consumer discretionary spending could impact the frequency with which our guests choose to dine out at restaurants or the amount they spend on meals while dining out at restaurants, thereby adversely affecting our sales and results of operations. A decrease in consumer discretionary spending could also adversely affect our ability to achieve the benefit of planned menu price increases to help preserve our operating margins.

***Natural disasters could unfavorably affect our operations.***

The occurrence of natural disasters, such as fires, hurricanes or earthquakes (particularly in California where our centralized operating systems and home office administrative personnel are located) could unfavorably affect our operations and financial performance. Such events could result in physical damage to one or more of our restaurants; the temporary or permanent closure of one or more of our restaurants or home office; the temporary lack of an adequate work force in an affected geographical trade area; the temporary or long-term disruption in the supply of food, beverages, beer and other products to our restaurants; the temporary disruption of electric, water, sewer and waste disposal services necessary for our restaurants to operate; and/or, the temporary reduction in the availability of certain products in our restaurants.

***Future changes in financial accounting standards may cause adverse unexpected operating results and affect our reported results of operations.***

A change in accounting standards can have a significant effect on our reported results and may affect our reporting of transactions before the change is effective. New pronouncements and varying interpretations of pronouncements have occurred and may occur in the future. Changes to existing accounting rules or the questioning of current accounting practices may adversely affect our reported financial results. Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

***The market price of our common stock could be subject to significant fluctuations.***

Among the factors that could affect our stock price are:

- actual or anticipated variations in comparable restaurant sales or operating results, whether in our operations or in those of our competitors;
- changes in financial estimates or opinions by research analysts, either with respect to us or other casual dining companies;
- any failure to meet investor or analyst expectations, particularly with respect to total restaurant operating weeks, number of restaurant openings, comparable restaurant sales, average weekly sales per restaurant, total revenues, operating margins and net income per share;

- actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;
- changes in the consumer spending environment;
- changes in the market valuations of other restaurant companies;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- a loss of a key member of management; and,
- changes in the costs or availabilities of key inputs to our operations.

In addition, we cannot assure you that an active trading market for our common stock will continue which could affect our stock price and the liquidity of any investment in our common stock.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

***Failure to establish, maintain and apply adequate internal control over our financial reporting could affect our reported results of operations.***

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002. These provisions provide for the identification of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Should we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate any future material weaknesses that may be identified in a timely manner or maintain all of the controls necessary to remain in compliance. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud.

***We are heavily dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.***

We rely heavily on electronic information systems in all aspects of our operations, including (but not limited to) point-of-sale transaction processing in our restaurants; efficient operation of our restaurant kitchens; management of our inventories and overall supply chain; collection of cash; payment of payroll and other obligations; and, various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of our in-house information systems and those technology services and systems that we contract for from third parties. Our electronic information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, catastrophic events such as fires, earthquakes, tornadoes and hurricanes, and/or errors by our employees. The failure of any of these systems to operate effectively, any problems with their maintenance, any issues with upgrades or transitions to replacement systems, or any breaches in data security could cause material interruptions to our operations. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruption that could result in adverse effects on operations and profits. Although we, with the help of third-party service providers and consultants, intend to maintain and upgrade our security technology and establish operational procedures to prevent such damage, breaches, or attacks, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could harm our reputation and financial results, as well as subject us to litigation or actions by regulatory authorities. Significant capital investments might be required to remediate any problems, infringements, misappropriations or other third party claims.

***We outsource certain essential business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.***

Some of our essential business processes that are dependent on technology are outsourced to third parties. Such processes include, but are not limited to, gift card tracking and authorization, on-line ordering, credit card authorization and processing, certain insurance claims processing, payroll processing, web site hosting and maintenance, data warehousing and business intelligence services, point-of-sale system maintenance, certain tax filings, telecommunications services, web-based labor scheduling and other key processes. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on our results of operations, financial condition or ability to accomplish our financial and management reporting.

***We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.***

We accept electronic payment cards from our guests for payment in our restaurants. During 2009, approximately 70% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may, in the future, become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. We also receive and maintain certain personal information about our guests and team members. The use of this information by us is regulated at the federal and state levels. If our security and information systems are compromised or our team members fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as results of operations, and could result in litigation against us or the imposition of penalties. Additionally, privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary systems changes and the development of new administrative processes.

***Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments or penalties that could have a material adverse impact on our results of operations and financial position.***

We are subject to federal, state and local taxes. Significant judgment is required in determining the provision for income taxes. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts, upon final adjudication of any disputes, could have a material impact on our results of operations and financial position. The cost of complying with new tax rules, laws or regulations could be significant. Increases in federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

***An increase in beer excise taxes could adversely affect our financial results.***

The federal government and all of the states levy excise taxes on beer and hard cider. For brewers producing no more than 2.0 million barrels of malt beverages per calendar year, the federal excise tax is $7.00 per barrel on the first 60,000 barrels of malt beverages removed for consumption or sale during a calendar year, and $18.00 per barrel for each barrel in excess of 60,000. For brewers producing more than 2.0 million barrels of malt beverages for domestic consumption in a calendar year, the federal excise tax is $18.00 per barrel for all barrels produced. Our contract brewing arrangements generally call for all such excise taxes to be reimbursed by us. Most of our contract brewers produce more than 60,000 barrels of malt beverages annually. However, we believe the increased excise tax is more than offset by other production economies of scale. Our annual internal beer production volumes have not exceeded the 60,000 barrel threshold and are not expected to do so in the future. Individual states also impose excise taxes on alcoholic beverages in varying amounts, which have also been subject to change. In addition, if federal or state excise taxes are increased, we may need to increase our selling price for beer to maintain our present profit margins, which may or may not be accepted by our restaurants guests.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

## ITEM 2. PROPERTIES

## RESTAURANT LOCATIONS

As of March 3, 2010, we operated a total of 93 restaurants (consisting of seven BJ's Pizza & Grill restaurants, 75 BJ's Restaurant & Brewhouses and 11 BJ's Restaurant & Breweries, of which four are currently actively producing our proprietary beer and one is producing our proprietary root beer) in 13 states, as follows:

| | BJ's Pizza & Grill | BJ's Restaurant & Brewhouse | BJ's Restaurant & Brewery | Total |
|---|---|---|---|---|
| Arizona | – | 4 | 1 | 5 |
| California | 6 | 37 | 6 | 49 |
| Colorado | – | 2 | 1 | 3 |
| Florida | – | 5 | – | 5 |
| Indiana | – | 1 | – | 1 |
| Kentucky | – | 1 | – | 1 |
| Louisiana | – | 1 | – | 1 |
| Nevada | – | 2 | 1 | 3 |
| Ohio | – | 2 | – | 2 |
| Oklahoma | – | 2 | – | 2 |
| Oregon | 1 | – | 1 | 2 |
| Texas | – | 16 | 1 | 17 |
| Washington | – | 2 | – | 2 |
| | 7 | 75 | 11 | 93 |

The average square footage is as follows:

| | BJ's Pizza & Grill | BJ's Restaurant & Brewhouse | BJ's Restaurant & Brewery |
|---|---|---|---|
| Arizona | – | 8,025 | 8,800 |
| California | 2,757 | 8,341 | 10,788 |
| Colorado | – | 8,150 | 5,500 |
| Florida | – | 8,400 | – |
| Indiana | – | 8,500 | – |
| Kentucky | – | 9,000 | – |
| Louisiana | – | 9,000 | – |
| Nevada | – | 8,110 | 13,300 |
| Ohio | – | 8,750 | – |
| Oklahoma | – | 8,500 | – |
| Oregon | 4,350 | – | 7,930 |
| Texas | – | 8,257 | 10,710 |
| Washington | – | 9,500 | – |
| Total Weighted Average | 2,984 | 8,365 | 10,088 |

As of March 3, 2010, 89 of our 93 existing restaurants are located on leased properties. We own the underlying land for four of our existing restaurants. There can be no assurance that we will be able to renew expiring leases after the expiration of all remaining renewal options. Most of our restaurant leases provide for contingent rent based on a percentage of restaurant sales (to the extent this amount exceeds a minimum base rental) and payment of certain occupancy-related expenses. We own substantially all of the equipment, furnishings and trade fixtures in our restaurants. Our home office is located in leased premises in Huntington Beach, California. The office lease expires in 2012.

## ITEM 3. LEGAL PROCEEDINGS

We are subject to a number of private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. These claims typically involve claims from guests, employees and others related to operational issues common to the foodservice industry. A number of these claims may exist at any given time. We believe that most of our guest claims will be covered by our general liability insurance, subject to certain deductibles and coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by our general liability insurance. To date, we have not paid punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims, employee unfair practice claims or any other actions. We could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether we are ultimately determined to be liable. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

The following paragraphs describe certain legal actions recently settled or pending:

***Labor Related Matters***

On February 5, 2004, a former employee of ours, on behalf of herself, and allegedly other employees, filed a class action complaint in Los Angeles County, California, Superior Court, and on March 16, 2004, filed an amended complaint, alleging causes of action for: (1) failure to pay reporting time minimum pay; (2) failure to allow meal breaks; (3) failure to allow rest breaks; (4) waiting time penalties; (5) civil penalties; (6) reimbursement for fraud and deceit; (7) punitive damages for fraud and deceit; and, (8) disgorgement of illicit profits. On June 28, 2004, the plaintiff stipulated to dismiss her second, third, fourth and fifth causes of action. During September 2004, the plaintiff stipulated to binding arbitration of the action. On March 2, 2008, and on March 19, 2008, one of Plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure to keep adequate pay records and to pay Plaintiff minimum wage. To our knowledge, the Agency has not responded to either of these notices. In November 2008, the parties agreed to settle this matter subject to approval from the arbitrator and/or the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 16, 2006, a former employee filed a lawsuit in Orange County, California, Superior Court on behalf of herself and allegedly other employees, for alleged failure to provide rest periods and meal periods and violation of California Business and Professions Code. We have answered the complaint, denying the allegations and raising various additional defenses. The parties met for mediation on a non-binding basis. In May 2008, the parties agreed to settle this matter subject to final approval from the court. The court has given final approval of the settlement. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On April 6, 2009, an employee filed a class action complaint in Orange County, California, Superior Court on behalf of himself and allegedly other employees. The complaint alleges causes of action for failure to pay plaintiff and other alleged class members regular wages and overtime pay, failure to maintain the designated wage scale and secret payment of lower wages, the greater of actual damages or penalties for failure to provide accurate wage statements, and restitution of wages and injunction for violation of California Business and Professions Code. The complaint also seeks interest, attorneys' fees and costs. In February 2010, the parties agreed in principle to settle this case, subject to approval of the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 4, 2009, an employee, on behalf of himself and allegedly other employees filed a class action complaint in Fresno County, California, Superior Court, which complaint was served on us in the second quarter of 2009. The complaint alleges causes of action for failure to pay wages for on-call time, for violation of California Business and Professional Code and for penalties for unpaid wages. The complaint also seeks a constructive trust on money found unlawfully acquired, an injunction against failure to pay wages, restitution, interest, attorney's fees and costs. On August 14, 2009, a first amended complaint was filed, in which two other employees joined the action as plaintiffs. The parties have begun discovery, we have filed an answer to the amended complaint, and we intend to vigorously defend our position in this action.

On July 16, 2009, Robert Cho, an individual, on behalf of himself and allegedly other recipients or holders in California of our gift cards, filed a class action complaint in Los Angeles County, California, Superior Court, alleging causes of action for unlawful and deceptive trade practices and violation of the Consumer Legal Remedies Act, for failing to redeem or replace a gift card and deducting a dormancy fee, for violation of California Business and Professions Code and for declaratory relief. The complaint seeks restitution, an injunction against the alleged unfair practices, and attorneys' fees. Discovery has begun. In November 2009, the plaintiff filed an amended complaint for the causes of action alleged in the original complaint but without the allegation of violation of California Business and Professions Code. We answered the amended complaint, denying the allegations and raising affirmative defenses. We intend to vigorously defend our position in this action.

On August 25, 2009, a former employee of ours filed a lawsuit in Los Angeles County, California, Superior Court, on behalf of himself and allegedly other employees, namely our California restaurant assistant managers, kitchen managers and managers. The complaint alleges our California restaurant assistant managers are not exempt for compensation purposes and alleges causes of action for failure to pay overtime wages, failure to provide meal breaks and rest periods, failure to pay wages timely, penalties for unpaid wages, failure to provide accurate wage statements, failure to keep accurate payroll records and for violation of California Business and Professions Code. The complaint also seeks unspecified damages, restitution, an injunction against unfair practices, interest, attorneys' fees and costs. In October 2009, plaintiff filed an amended complaint, alleging the class to be all California assistant kitchen managers, kitchen managers, and managers and adding to plaintiff's claims for penalties alleged to be due under the California Labor Code Private Attorneys General Act. On October 8, 2009, plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure by us to pay overtime wages, failure to provide meal breaks and rest periods, failure to pay wages due on plaintiff's and other employees' termination, failure to pay wages timely, failure to provide accurate wage statements and failure to keep accurate payroll records. On December 8, 2009, the Agency responded that it does not intend to investigate the allegations. In January 2010, the plaintiff filed a motion seeking permission to file a second amended complaint; however, as of March 3, 2010, this motion has not been heard. In January 2010, on our motion, the Court ordered the venue of the case moved to Orange County. We have not yet responded to the amended complaint but intend to vigorously defend our position in this action.

***Other Matters***

On June 12, 2008, we filed an arbitration claim with the Financial Industry Regulatory Authority (FINRA) against Citigroup Global Investments, Inc. ("Citigroup") asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, a failure to act to the highest standards of good faith and commercial honor, violations of Federal and California securities laws, failure to properly train financial advisers, violation of settlement agreements with regulatory authorities, conspiracy, and violation of its duty to us concerning selection of proper securities arising out of our auction rate securities investments. On December 9, 2009, we reached a confidential settlement agreement with Citigroup for the full liquidation of our auction rate securities (ARS) investment portfolio. Under the terms of the settlement, we received approximately $27.4 million in cash (including accrued interest) in exchange for our entire remaining ARS investment portfolio. In addition, the settlement provides us with the potential for additional recoveries, depending upon the performance of the ARS market during the next three years.

**ITEM 4. RESERVED**

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

***Market Information***

Our common stock (symbol BJRI) trades on the NASDAQ Global Select Market. All stock prices are closing prices per the NASDAQ Global Select Market. On March 3, 2010, the closing price of our Common Stock was $22.10 per share. The table below shows our high and low common stock closing prices as reported by the NASDAQ Global Select Market.

| | Common Stock | |
|---|---|---|
| | **High** | **Low** |
| Fiscal year ended December 29, 2009 | | |
| First Quarter | $15.12 | $ 9.10 |
| Second Quarter | $17.89 | $13.23 |
| Third Quarter | $17.57 | $14.66 |
| Fourth Quarter | $19.03 | $14.30 |
| Fiscal year ended December 30, 2008 | | |
| First Quarter | $17.26 | $11.86 |
| Second Quarter | $15.86 | $ 9.70 |
| Third Quarter | $13.89 | $ 8.48 |
| Fourth Quarter | $12.52 | $ 6.79 |

As of March 3, 2010, we had approximately 115 shareholders of record and we estimate that there were approximately 6,000 beneficial shareholders.

*Stock Performance Graph*

The following chart compares the 5-year cumulative total stock performance of our common stock, the S&P 500 Index and a peer group consisting of: Brinker International, Inc., Buffalo Wild Wings, Inc., California Pizza Kitchen, Inc., The Cheesecake Factory Incorporated, Darden Restaurants, Inc., Famous Dave's of America, Inc., Kona Grill, Inc., O'Charley's, Inc., PF Chang's China Bistro, Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc. (GA), and Texas Roadhouse, Inc. (Class A). These peer group companies all compete in the "casual dining" segment of the restaurant industry. The graph assumes that $100 was invested at inception in our common stock and in each of the indices that all dividends were reinvested. The measurement points utilized in the graph consist of the last trading day in each calendar year, which closely approximates the last day of our respective fiscal year. The historical stock performance presented below is not intended to and may not be indicative of future stock performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among BJ's Restaurants, Inc, The S&P 500 Index
And Peer Group Index
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
BJ's Restaurants, Inc.
S&P 500
Peer Group Index

### *Stock-Based Compensation Plan Information*

We have two stock-based compensation plans — the 2005 Equity Incentive Plan and the 1996 Stock Option Plan — under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants and the remaining available shares for grant, including those shares related to option awards forfeited or terminated without exercise under the 1996 Stock Option Plan accrue to the 2005 Equity Incentive Plan. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options and restricted stock units. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under these two plans as of December 29, 2009 (share numbers in thousands).

| | Number of securities to be issued upon exercise of outstanding stock options and restricted stock units | Weighted average exercise price of outstanding stock options and restricted stock units | Number of securities remaining available for future issuance under stock-based compensation plans |
|---|---|---|---|
| Stock-based compensation plans approved by shareholders | 2,917 | $15.21 | 1,048 |
| Stock-based compensation plans not approved by shareholders | – | $ – | – |

### *Dividend Policy and Stock Repurchases*

We have not paid any dividends since our inception and have currently not allocated any funds for the payment of dividends. Rather, it is our current policy to retain earnings, if any, for expansion of our operations, remodeling of existing restaurants and other general corporate purposes. We have no plans to pay any cash dividends in the foreseeable future. Should we decide to pay dividends in the future, such payments would be at the discretion of the Board of Directors. We did not have any stock repurchases in fiscal 2009.

## ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and operating data for each of the five fiscal years in the period ended December 29, 2009, are derived from our audited consolidated financial statements. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this report.

| | Fiscal Year (1) | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| | (in thousands, except per share data) | | | | |
| Consolidated Statements of Income Data: | | | | | |
| Revenues | $426,707 | $374,076 | $316,095 | $238,928 | $178,210 |
| Costs and expenses: | | | | | |
| Cost of sales | 106,484 | 94,412 | 80,374 | 61,420 | 45,458 |
| Labor and benefits | 149,075 | 131,328 | 111,031 | 83,292 | 63,867 |
| Occupancy and operating | 92,204 | 80,212 | 61,906 | 46,198 | 33,987 |
| General and administrative | 29,484 | 27,264 | 26,008 | 19,832 | 13,290 |
| Depreciation and amortization | 24,119 | 19,184 | 14,421 | 9,983 | 6,984 |
| Restaurant opening | 5,327 | 7,384 | 6,940 | 5,253 | 3,520 |
| Loss on disposal of assets | 312 | 855 | 2,004 | – | – |
| Natural disaster and related | – | 446 | – | – | – |
| Legal settlements and terminations | – | 2,086 | – | – | – |
| Total costs and expenses | 407,005 | 363,171 | 302,684 | 225,978 | 167,106 |
| Income from operations | 19,702 | 10,905 | 13,411 | 12,950 | 11,104 |
| Other income (expense): | | | | | |
| Interest income (expense), net | 214 | 1,764 | 3,306 | 1,690 | 1,119 |
| Loss on investment settlement | (1,709) | – | – | – | – |
| Other income (expense), net | 379 | 376 | 482 | 39 | 149 |
| Total other income (expense) | (1,116) | 2,140 | 3,788 | 1,729 | 1,268 |
| Income before taxes | 18,586 | 13,045 | 17,199 | 14,679 | 12,372 |
| Income tax expense | 5,548 | 2,737 | 5,494 | 4,834 | 4,021 |
| Net income | $ 13,038 | $ 10,308 | $ 11,705 | $ 9,845 | $ 8,351 |
| Net income per share: | | | | | |
| Basic | $ 0.49 | $ 0.39 | $ 0.45 | $ 0.42 | $ 0.38 |
| Diluted | $ 0.48 | $ 0.39 | $ 0.44 | $ 0.41 | $ 0.36 |
| Weighted average shares outstanding: | | | | | |
| Basic | 26,750 | 26,484 | 26,187 | 23,287 | 22,134 |
| Diluted | 27,147 | 26,749 | 26,880 | 24,131 | 23,381 |
| Consolidated Balance Sheets Data (end of period): | | | | | |
| Cash and cash equivalents | $ 44,906 | $ 8,852 | $ 11,617 | $ 51,758 | $ 8,144 |
| Investments (2) | $ – | $ 30,617 | $ 41,100 | $ 32,895 | $ 41,703 |
| Total assets | $381,122 | $335,209 | $285,299 | $249,849 | $163,958 |
| Total long-term debt (including current portion) | $ 5,000 | $ 9,500 | $ – | $ – | $ – |
| Shareholders' equity | $252,979 | $232,277 | $220,523 | $202,862 | $129,899 |

(1) Fiscal 2005 consists of 52 weeks and two days; all other fiscal years consist of 52 weeks.

(2) Prior to fiscal 2008, auction rate securities investments held by us were classified as held-to-maturity, included in current assets and reported at amortized cost. Due to significant disruptions in the market for auction rate securities during 2008, these investments were reclassified as available-for-sale, included in non-current assets and recorded at their estimated fair value as of the end of fiscal 2008. In December 2009, we reached a settlement for the full liquidation of our auction rate securities investment portfolio. The proceeds from the settlement were invested in investment-grade money market funds which were included with cash and cash equivalents as of the end of fiscal 2009.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### GENERAL

As of March 3, 2010, we owned and operated 93 restaurants located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington. Each of our restaurants is operated either as a BJ's Restaurant & Brewery, a BJ's Restaurant & Brewhouse, or a BJ's Pizza & Grill restaurant. Our menu features our award-winning, signature deep-dish pizza, our own handcrafted beers as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts.

The first BJ's restaurant was opened in Orange County, California in 1978 as a small full-service restaurant focusing on a lighter, bakery crust style deep-dish pizza. We acquired the original BJ's restaurants in 1995 from their original owners. Our initial public offering of common stock occurred in 1996. In 1996, we opened our first large-format restaurant and brewery in Brea, California and began to expand the menu to include appetizers, entrees, pastas, sandwiches, specialty salads and desserts.

Of the 93 restaurants we operated as of March 3, 2010, 11 are BJ's Restaurant & Brewery restaurants (of which four are currently manufacturing our proprietary beer for some of our restaurants and one is manufacturing our proprietary root beer), 75 are BJ's Restaurant & Brewhouse restaurants (which are similar to our brewery restaurants except that they do not manufacture beer), and seven are BJ's Pizza & Grill restaurants (which are primarily our original, smaller format "legacy" restaurants). In the near term, our future restaurant growth will focus principally on our BJ's Restaurant & Brewhouse format. However, we may continue to build additional BJ's Restaurant & Brewery locations in certain areas where we believe it may be more appropriate to brew our own beer. We also have contract brewing arrangements in which we utilize other qualified craft brewers to produce our handcrafted beers under our proprietary recipes and our indirect supervision. We currently believe that, over the long run, it will become more beneficial to increase our contract brewing due to the economies of scale that can be obtained from brewing beer in large quantities while also avoiding potential liquor licensing complications in some states where we desire to operate restaurants. As such, we expect to gradually increase our contract brewing relationships over the next several years. As a result of this expected increase in contract brewing, we intend to rebalance our internal beer production activities on an ongoing basis. In addition, we may decide to decommission some additional internally-operated breweries, which may result in additional disposals of related assets in the future.

We intend to continue developing and opening new BJ's restaurants in high profile locations within densely populated areas in both existing and new markets. Since most of our established restaurants currently operate close to full capacity during the peak demand periods of lunch and dinner, and given our relatively high average sales per productive square foot, we generally do not expect to achieve increases in comparable sales other than our effective menu price increases for our mature restaurants. As a result of the current relatively weak condition of the national economy, our comparable restaurant sales decreased slightly during fiscal 2009. We continue to expect an abnormally high national unemployment rate during 2010; and, we expect even higher unemployment rates in certain states where we have a substantial number of restaurants (in particular California and including Nevada, Arizona and Florida). We believe the ultimate recovery of the job market, coupled with a recovery in consumer confidence and spending in general, will be important and necessary catalysts to facilitate improved guest traffic in casual dining restaurants in general and our restaurants in particular. As such, we currently expect guest traffic and sales in our base of comparable restaurants to remain under pressure during 2010. We currently expect the vast majority of our 2010 revenue growth to be derived from new restaurant openings and the carryover impact of partial-year openings during 2009.

Newly opened restaurants typically experience normal inefficiencies in the form of higher cost of sales, labor and direct operating and occupancy costs for several months after their opening in both percentage and dollar terms when compared with our more mature, established restaurants. Accordingly, the number and timing of newly opened restaurants has had, and is expected to continue to have, an impact on restaurant opening expenses, cost of sales, labor and occupancy and operating expenses. Additionally, initial restaurant openings in new markets may experience even greater inefficiencies for a period of time due to lower initial sales volumes, which results from initially low consumer awareness levels, and a lack of supply chain and other operating cost leverage until additional restaurants can be opened in the markets.

Our revenues are comprised of food and beverage sales at our restaurants. Revenues from restaurant sales are recognized when payment is tendered at the point-of-sale. Revenues from our gift cards are recognized upon redemption in our restaurants. Effective June 2007, we began recognizing gift card breakage as other income on our Consolidated Statements of Income. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is typically 24 months after original gift card issuance.

Cost of sales is comprised of food and beverage supplies. The components of cost of sales are variable and typically fluctuate with sales volumes. Labor costs include direct hourly and management wages, bonuses and payroll taxes and fringe benefits for restaurant employees.

Occupancy and operating expenses include restaurant supplies, credit card fees, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related restaurant costs.

General and administrative costs include all corporate, field supervision and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include corporate management, field supervision and corporate hourly staff salaries and related employee benefits (including stock-based compensation expense), travel and relocation costs, information systems, the cost to recruit and train new restaurant management employees, corporate rent and professional and consulting fees.

Depreciation and amortization principally include depreciation on capital expenditures for restaurants. Restaurant opening expenses, which are expensed as incurred, consist of the costs of hiring and training the initial hourly work force for each new restaurant, travel, the cost of food and supplies used in training, grand opening promotional costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a restaurant, including rent during the construction and in-restaurant training period.

We have one lease for a smaller BJ's Pizza & Grill locations that will expire during the next 12 months, and we are currently evaluating the desirability of renewing that lease.

In calculating comparable company-owned restaurant sales, we include a restaurant in the comparable base once it has been open for 18 months.

## RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, our Consolidated Statements of Income expressed as percentages of total revenues.

| | Fiscal Year | | | | |
|---|---|---|---|---|---|
| | 2009 | 2008 | 2007 | 2006 | 2005 |
| Consolidated Statements of Income Data: | | | | | |
| Revenues | 100.0% | 100.0% | 100.0% | 100.0% | 100.0% |
| Costs and expenses: | | | | | |
| Cost of sales | 25.0 | 25.2 | 25.4 | 25.7 | 25.5 |
| Labor and benefits | 34.9 | 35.1 | 35.1 | 34.9 | 35.8 |
| Occupancy and operating | 21.6 | 21.4 | 19.6 | 19.3 | 19.1 |
| General and administrative | 6.9 | 7.3 | 8.2 | 8.3 | 7.5 |
| Depreciation and amortization | 5.7 | 5.1 | 4.6 | 4.2 | 3.9 |
| Restaurant opening | 1.2 | 2.0 | 2.2 | 2.2 | 2.0 |
| Loss on disposal of assets | 0.1 | 0.2 | 0.6 | – | – |
| Natural disaster and related | – | 0.1 | – | – | – |
| Legal settlements and terminations | – | 0.6 | – | – | – |
| Total costs and expenses | 95.4 | 97.0 | 95.7 | 94.6 | 93.8 |
| Income from operations | 4.6 | 3.0 | 4.3 | 5.4 | 6.2 |
| Other income (expense): | | | | | |
| Interest income (expense), net | 0.1 | 0.5 | 1.0 | 0.7 | 0.6 |
| Loss on investment settlement | (0.4) | – | – | – | – |
| Other income (expense), net | 0.1 | 0.1 | 0.2 | – | 0.1 |
| Total other income (expense) | (0.2) | 0.6 | 1.2 | 0.7 | 0.7 |
| Income before taxes | 4.4 | 3.6 | 5.5 | 6.1 | 6.9 |
| Income tax expense | 1.3 | 0.7 | 1.7 | 2.0 | 2.3 |
| Net income | 3.1% | 2.9% | 3.8% | 4.1% | 4.6% |

## FISCAL YEAR 2009 (52 WEEKS) COMPARED TO FISCAL YEAR 2008 (52 WEEKS)

*Revenues.* Total revenues increased by $52.6 million, or 14.1%, to $426.7 million during the 52 weeks ended December 29, 2009 from $374.1 million during the comparable 52 week period of 2008. The increase in revenues consisted of an increase of approximately $55.3 million in restaurant sales from new restaurants not yet in our comparable sales base, partially offset by an approximate $2.7 million, or 0.8%, decrease in comparable restaurant sales. The decrease in comparable restaurant sales resulted from decreased guest traffic, partially offset by an estimated menu price increase of approximately 2.8%. The difficult economic environment, high unemployment and uncertainty in overall consumer confidence continue to negatively impact consumer spending for casual dining restaurant occasions. Accordingly, we do not anticipate any significant growth in guest traffic during fiscal 2010. In addition, overall guest traffic may continue to decline if the economy further weakens and unemployment rates continue to rise, particularly in California and other Western states where the majority of our restaurants are located.

Our restaurants, like most in casual dining, are impacted by inflationary pressures for the costs of certain commodities, labor and other operating expenses. We attempt to offset the impact of inflation on our cost structure with purchasing economies of scale, productivity and efficiency improvements, and menu price increases. However, if our guests do not accept our price increases, either by reducing their visits to our restaurants or by changing their purchasing patterns at our restaurants, the expected benefit of the menu price increase could be negated and our operating margins could be impacted. We currently expect our effective menu price increase for 2010 to be in the range of 2.0% to 2.5%. Additionally, to help protect guest traffic and to respond to the actions of our competitors, we may consider selective menu offerings or new menu offerings at reduced or lower price points which could have the effect of further reducing the benefit of any menu price increases. We also believe that some of our larger casual dining chain competitors have increased their media advertising levels to more effectively communicate a stronger "value pricing" or reduced/discounted pricing message to consumers. This competitive development may also impact general levels of guest traffic in our restaurants.

All potential menu price increases must be carefully considered in light of their ultimate acceptability by our restaurant guests. Additionally, other factors outside of our control, such as inclement weather, shifts in the holiday calendar, competitive restaurant intrusions into our trade areas, general economic and competitive conditions and other factors, as described in the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K, can impact comparable sales. Accordingly, there can be no assurance that increases in comparable sales will be achieved as a result of increased menu prices or other factors.

*Cost of Sales.* Cost of sales increased by $12.1 million, or 12.8%, to $106.5 million during the 52 weeks ended December 29, 2009, from $94.4 million during the comparable 52 week period of 2008. As a percentage of revenues, cost of sales decreased to 25.0% for the current 52 week period from 25.2% for the prior year comparable 52 week period. This decrease is primarily due to increased revenues from our estimated effective menu price increases, coupled with lower pizza cheese costs.

We do anticipate that cost of sales in our new restaurants will typically be higher during the first several months of operations versus our mature restaurants, as our restaurant management teams become accustomed to optimally predicting, managing and servicing sales volumes at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single quarter may significantly impact total cost of sales comparisons for our entire business. Additionally, restaurants opened in new markets may initially experience higher commodity costs than our established restaurants, where we have greater market penetration that generally results in greater purchasing and distribution economies of scale.

We provide our customers a large variety of menu items and therefore we are not overly dependent on a single group of commodities. We believe the overall cost environment for food commodities in general will remain volatile into 2010, primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. While we continue to work with our suppliers to control food costs and we have taken steps to enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. Additionally, there are some commodities that we are unable to contract for long periods of time, such as fluid dairy items or certain commodity items where we have currently chosen not to contract for long period of time (such as pizza cheese).

The cost to produce and distribute our proprietary beer is included in our cost of sales. In 2009, we utilized four qualified contract brewers to produce an aggregate of approximately 22,000 barrels of our handcrafted beer, representing about 48% of our total requirement for proprietary beer for the year. We estimate our total proprietary beer requirement to be approximately 52,000 to 53,000 barrels for fiscal 2010, with over 60% of that requirement expected to be produced by contract brewers. Our longer-term objective is to have large contract brewers produce substantially all of our larger-volume beers. We currently expect to continue to create and brew our smaller-volume seasonal and specialty beers; however, we may eventually decide to also move the majority of this production to contract brewers. We believe the larger-scale contract brewers have greater economies of scale, stronger quality control systems and more effective, leverageable supply chain relationships than we have as a relatively small restaurant company. As a result, over the next several years, we expect that the production cost of our larger volume proprietary beers can be gradually reduced, while simultaneously providing an improvement in the overall consistency of our beer. However, freight costs from our contract brewing locations will likely absorb a large portion of those production cost savings for a period of time until we can further increase the number of restaurants we operate and negotiate more favorable terms with our transportation vendors.

*Labor and Benefits.* Labor and benefit costs for our restaurants increased by $17.8 million, or 13.5%, to $149.1 million during the 52 weeks ended December 29, 2009, from $131.3 million during the comparable 52 week period of 2008. This increase was primarily due to the opening of 10 new restaurants since the 52 weeks ended December 30, 2008. As a percentage of revenues, labor and benefit costs decreased to 34.9% for the current 52 week period from 35.1% as compared to the same 52 week period of 2008. This percentage decrease is primarily due to lower management labor costs as a result of less new restaurant openings coupled with the cumulative favorable forfeiture rate adjustment related to our stock-based compensation grants based on our actual forfeiture experience to date. Included in labor and benefits for the 52 weeks ended December 29, 2009 and December 30, 2008 is approximately $602,000 and $806,000, or 0.1% and 0.2% of revenues, of stock-based compensation expense related to restricted stock units granted in accordance with our Gold Standard Stock Ownership Program, respectively.

Our restaurants can be affected by increases in federal and state minimum wages. Additionally, some states have annual minimum wage increases correlated with either state or federal increases in the consumer price index. In July 2009, the federal minimum wage increased by $0.70 to $7.25 per hour. We do not expect this recent increase to have a material impact on our hourly labor costs, as the majority of our hourly employees are already paid wages in excess of $7.25 per hour. In the past, we have been able to react to changes in our key operating costs, including minimum wage increases by gradually increasing our menu prices and improving our productivity in our restaurants. However, we cannot guarantee that all or any future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns.

For new restaurants, labor expenses will typically be higher than normal during the first several months of operations until our restaurant management team at each new restaurant becomes more accustomed to optimally predicting, managing and servicing the sales volumes expected at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single quarter may significantly impact labor cost comparisons for the entire Company.

*Occupancy and Operating.* Occupancy and operating expenses increased by $12.0 million, or 14.9%, to $92.2 million during the 52 weeks ended December 29, 2009, from $80.2 million during the comparable 52 week period of 2008. The increase reflects additional operating and occupancy expenses related to the 10 new restaurants we opened since the 52 weeks ended December 30, 2008. As a percentage of revenues, occupancy and operating expenses increased to 21.6% for the 52 week period from 21.4% for the prior year comparable 52 week period. This percentage increase is principally a result of increased marketing costs for electronic, print and web-based media in response to the overall competitive environment, coupled with the de-leveraging of the fixed component of rent related expenses as a result of the 0.8% decrease in comparable restaurant sales during fiscal 2009.

*General and Administrative.* General and administrative expenses increased by $2.2 million, or 8.1%, to $29.5 million during the 52 weeks ended December 29, 2009 from $27.3 million during the comparable 52 week period of 2008. Included in general and administrative costs for the 52 weeks ended December 29, 2009 and December 30, 2008 is $2.3 million and $2.5 million, respectively, of stock-based compensation expense. The increase in general and administrative expenses is primarily due to higher accrued incentive compensation expense compared to the same period last year, planned increases in field supervision and legal fees primarily related to our auction rate securities settlement partially offset by less salary and related expenses from the departure of our two co-founders at the end of last year. As a percentage of revenues, general and administrative expenses decreased to 6.9% for the 52 week period ended December 29, 2009 from 7.3% for the prior year comparable 52 week period. This decrease is primarily due to leverage of the fixed component of these expenses over a higher revenue base.

*Depreciation and Amortization.* Depreciation and amortization increased by $4.9 million, or 25.7%, to $24.1 million during the 52 weeks ended December 29, 2009, from $19.2 million during the comparable 52 week period of 2008. As a percentage of revenues, depreciation and amortization increased to 5.7% for the 52 week period from 5.1% for the prior year comparable 52 week period. This increase is primarily a result of the increased construction costs to build new restaurants as compared to our original base of restaurants coupled with the de-leveraging of the fixed component of these expenses as a result of the 0.8% decrease in comparable restaurant sales during fiscal 2009.

*Restaurant Opening.* Restaurant opening expenses decreased by $2.1 million, or 27.9%, to $5.3 million during the 52 weeks ended December 29, 2009, from $7.4 million during the comparable 52 week period of 2008. This decrease is primarily due to opening costs related to 10 restaurant openings during the 52 weeks ended December 29, 2009, compared to 15 restaurant openings for the 52 weeks ended December 30, 2008. Our opening costs will fluctuate from period to period, depending upon, but not limited to, the number of restaurant openings, the size and concept of the restaurants being opened, the location of the restaurants and the complexity of the staff hiring and training process. See "Business – Restaurant Opening Expenses" in Part I, Item 1 of this Annual Report on Form 10-K.

*Loss on Disposal of Assets.* Loss on disposal of assets decreased by $543,000 or 63.5%, to $312,000 during the 52 weeks ended December 29, 2009, from $855,000 during the comparable 52 week period of 2008. These costs are related to normal disposals associated with the ordinary course of business, along with asset disposals related to selected restaurant remodeling activities.

*Natural Disaster and Related.* There were no natural disaster related costs for the 52 weeks ended December 29, 2009. The natural disaster and related costs of $446,000, for the 52 weeks ended December 30, 2008, relates to property and facility damages from hurricanes Gustav and Ike in excess of our related insurance coverage.

*Legal Settlements and Terminations.* There were no legal settlement and terminations for the 52 weeks ended December 29, 2009. Legal settlements and terminations of $2.1 million, for the 52 weeks ended December 30, 2008, principally relate to accrued compensation and related benefits resulting from the December 2008 departure of our two co-founders and estimated costs to settle two California employment practice lawsuits that have been outstanding since 2004 and 2005.

*Interest Income, Net.* Net interest income decreased by $1.6 million, or 87.9%, to $0.2 million during the 52 weeks ended December 29, 2009, from $1.8 million during the comparable 52 week period of 2008. This decrease is primarily due to lower investment balances, coupled with lower interest rates, compared to the same period last year.

*Other Income, Net.* Net other income increased by $3,000, or 0.8% to $379,000 during the 52 weeks ended December 29, 2009, from $376,000 million during the comparable 52 week period of 2008.

*Loss on Investment Settlement.* Loss on investment settlement relates to the confidential settlement agreement reached in December 2009 for the full liquidation of our auction rate securities ("ARS") investment portfolio with our former broker-dealer for the portfolio. Under the terms of the settlement, we received approximately $27.4 million in cash (including accrued interest) plus the potential for additional recoveries based on the performance of the auction rate securities market over the next three years in exchange for the entire remaining ARS investment portfolio and recorded a pre-tax loss on investment settlement of approximately $1.7 million.

*Income Tax Expense.* Our effective income tax rate for the 52 weeks ended December 29, 2009, was 29.9% compared to 21.0% for the comparable 52 week period of 2008. The effective income tax rate for the 52 weeks ended December 29, 2009, differs from the statutory income tax rate primarily due to FICA tip credits, the non-deductibility of incentive stock options and tax free interest on our investments. We currently estimate our effective tax rate to be approximately 30.0% for fiscal 2010. However, the actual effective tax rate for fiscal 2010 may be different than our current estimate due to actual revenues, pre-tax income, tax credits achieved during the year and tax deductibility of our interest on our investments.

**FISCAL YEAR 2008 (52 WEEKS) COMPARED TO FISCAL YEAR 2007 (52 WEEKS)**

*Revenues.* Total revenues increased by $58.0 million, or 18.3%, to $374.1 million during the 52 weeks ended December 30, 2008 from $316.1 million during the comparable 52 week period of 2007. The increase in revenues consisted of an increase of approximately $58.7 million in restaurant sales from new restaurants not in our comparable sales base for the prior year, partially offset by an approximate $0.7 million or 0.3%, decrease from comparable restaurant sales. The decrease in comparable restaurant sales resulted from decreased guest traffic offset by an effective menu price increase of approximately 4.9%. In particular, lower levels of guest traffic were experienced by our comparable restaurants located in the Inland Empire and Sacramento areas of California and in the Phoenix, Arizona market, which together contain approximately 20% of our total comparable restaurants for the year. These areas were significantly impacted by the slowing national economy, the "credit crunch" and the resulting pressures in general on consumer spending and confidence. The slowing domestic economy and the accompanying pressures of lower housing, investment and savings account values, reduced credit availability, and higher food and fuel costs on the consumer negatively impacted overall consumer traffic for casual dining during fiscal 2008.

*Cost of Sales.* Cost of sales increased by $14.0 million, or 17.5%, to $94.4 million during the 52 weeks ended January 1, 2008, from $80.4 million during the comparable 52 week period of 2007. As a percentage of revenues, cost of sales decreased to 25.2% for the current 52 week period from 25.4% for the prior year comparable 52 week period. This decrease was primarily due to increased revenues from our estimated effective menu price increases and reduced food waste (largely resulting from our recently-implemented theoretical food cost system), partially offset by increased commodity costs, including meat, cheese, produce, soups/sauces/dressings and grocery costs.

*Labor and Benefits.* Labor and benefit costs for our restaurants increased by $20.3 million, or 18.3%, to $131.3 million during the 52 weeks ended December 30, 2008, from $111.0 million during the comparable 52 week period of 2007. This increase was primarily due to the opening of 15 new restaurants since the 52 weeks ended January 1, 2008. As a percentage of revenues, labor and benefit costs remained comparable at 35.1% for the current 52 week period as compared to the same 52 week period of 2007. Included in labor and benefits for the 52 weeks ended December 30, 2008, and January 1, 2008, is approximately $806,000 and $683,000, or 0.2% and 0.2% of revenues, of stock-based compensation expense related to restricted stock units granted in accordance with our Gold Standard Stock Ownership Program, respectively.

The California minimum wage increased $0.50 to $8.00 per hour effective January 1, 2008. Nevada and Kentucky's minimum wages increased $0.52 and $0.70, respectively, on July, 1, 2008. Oklahoma, Texas, Indiana and Louisiana's minimum wages increased $0.70 on July 24, 2008 and is scheduled to increase again on July 24, 2009. Additionally, the federal minimum wage increased $0.70 to $6.55 per hour effective July 24, 2008, and is scheduled to increase again in July 2009.

*Occupancy and Operating.* Occupancy and operating expenses increased by $18.3 million, or 29.6%, to $80.2 million during the 52 weeks ended December 30, 2008, from $61.9 million during the comparable 52 week period of 2007. The increase reflects additional operating and occupancy expenses related to the 15 new restaurants we opened since the 52 weeks ended January 1, 2008. As a percentage of revenues, occupancy and operating expenses increased to 21.4% for the 52 week period from 19.6% for the prior year comparable 52 week period. This percentage increase was principally a result of absolute dollar increases for upgraded china, silverware, glassware and linen napkins in our restaurants; increased marketing costs as we increased the use of electronic and print media to support our new menu items, guest services and lunch specials; and, increased utility costs, coupled with de-leveraging of the fixed component of these expenses as a result of the 0.3% decrease in comparable restaurant sales during fiscal 2008.

*General and Administrative.* General and administrative expenses increased by $1.3 million, or 4.8%, to $27.3 million during the 52 weeks ended December 30, 2008, from $26.0 million during the comparable 52 week period of 2007. Included in general and administrative costs for the 52 weeks ended December 30, 2008 and January 1, 2008 is $2.5 million and $2.2 million, respectively, of stock-based compensation expense. This increase was primarily due to planned investments in field supervision and corporate infrastructure to support our growth, higher travel and lodging costs related to our new restaurants in new states and higher restaurant management recruiting and training costs offset by lower incentive compensation based on fiscal 2008 financial results. As a percentage of revenues, general and administrative expenses decreased to 7.3% for the 52 week period ended December 30, 2008, from 8.2% for the prior year comparable 52 week period. This decrease was primarily due to leverage of the fixed component of these expenses over a higher revenue base, coupled with lower performance incentive expenses compared to the prior year.

*Depreciation and Amortization.* Depreciation and amortization increased by $4.8 million, or 33.0%, to $19.2 million during the 52 weeks ended December 30, 2008, from $14.4 million during the comparable 52 week period of 2007. As a percentage of revenues, depreciation and amortization increased to 5.1% for the 52 week period from 4.6% for the prior year comparable 52 week period. This increase was primarily a result of the increased construction costs to build new restaurants as compared to our original base of restaurants coupled with the de-leveraging of the fixed component of these expenses as a result of the 0.3% decrease in comparable restaurant sales during fiscal 2008.

*Restaurant Opening.* Restaurant opening expenses increased by approximately $443,000, or 6.4%, to $7.4 million during the 52 weeks ended December 30, 2008, from $6.9 million during the comparable 52 week period of 2007. This increase was primarily due to opening costs related to 15 restaurant openings during the 52 weeks ended December 30, 2008, compared to 13 restaurant openings for the 52 weeks ended January 1, 2008, coupled with higher travel and lodging costs related to openings in our new states.

*Loss on Disposal of Assets.* Loss on disposal of assets decreased by $1.1 million or 57.4%, to $0.9 million during the 52 weeks ended December 30, 2008, from $2.0 million during the comparable 52 week period of 2007. In 2007, we upgraded all of our china, silverware, and glassware and decommissioned four of our older, smaller and inefficient "legacy" breweries in addition to normal disposal costs associated with our ongoing remodel and upgrade initiatives. In the year ended December 30, 2008, we incurred normal disposal costs associated with the ordinary course of business, along with asset disposals related to selected restaurant remodeling activities.

*Natural Disaster and Related.* Natural disaster and related costs of $446,000, for the 52 weeks ended December 30, 2008, relates to property and facility damages from hurricanes Gustav and Ike in excess of our related insurance coverage.

*Legal Settlements and Terminations.* Legal settlements and terminations of $2.1 million, for the 52 weeks ended December 30, 2008, principally relate to accrued compensation and related benefits resulting from the December 2008 departure of our two co-founders and estimated costs to settle two California employment practice lawsuits that have been outstanding since 2004 and 2005.

*Interest Income, Net.* Net interest income decreased by $1.5 million, or 46.7%, to $1.8 million during the 52 weeks ended December 30, 2008, from $3.3 million during the comparable 52 week period of 2007. This decrease was primarily due to lower investment balances, coupled with lower interest rates, compared to the same period last year.

*Other Income, Net.* Net other income decreased by $106,000, or 21.9% to $376,000 during the 52 weeks ended December 30, 2008, from $482,000 during the comparable 52 week period of 2007. In the second quarter of 2007, we began recognizing gift card breakage income resulting in a one time cumulative pick up in gift card breakage income at adoption. Our gift card breakage income is based on an analysis of our gift card program since its inception in which we determined that 24 months after issuance date the likelihood of gift card redemption is remote.

*Income Tax Expense.* Our effective income tax rate for the 52 weeks ended December 30, 2008, was 21.0% compared to 31.9% for the comparable 52 week period of 2007. The effective income tax rate for the 52 weeks ended December 30, 2008, differs from the statutory income tax rate primarily due to FICA tip credits, the non-deductibility of incentive stock options and tax free interest on our investments. We currently estimate our effective tax rate to be approximately 27.0% to 29.0% for fiscal 2009.

## LIQUIDITY AND CAPITAL RESOURCES

The following tables set forth, for the periods indicated, a summary of our key liquidity measurements (dollar amounts in thousands):

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Cash and cash equivalents | $44,906 | $ 8,852 |
| Net working capital (1) | $ 7,557 | ($19,614) |
| Current ratio | 1.1:1.0 | 0.7:1.0 |

(1) The deficit as of December 30, 2008 is principally due to the classification of our investments in auction rate securities as non-current assets.

| | 52 Weeks Ended | |
|---|---|---|
| | December 29, 2009 | December 30, 2008 |
| Cash provided by operating activities | $68,326 | $58,511 |
| Capital expenditures | $60,015 | $79,183 |

Our fundamental corporate finance philosophy is to maintain a conservative balance sheet in order to support our long-term restaurant expansion plan with sufficient financial flexibility; to provide the financial resources necessary to protect and enhance the competitiveness of our restaurant and brewing operations; and, to provide a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations on a larger scale. In the past, we have obtained capital resources from our ongoing operations, public stock and warrant offerings, employee stock option exercises and tenant improvement allowances from our landlords. As an additional source of liquidity, we also have a $45 million credit facility in place, of which $5 million was outstanding as of December 29, 2009.

Our capital requirements are principally related to our restaurant expansion plans. While our ability to achieve our growth plans is dependent on a variety of factors, some of which are outside of our control, our primary growth objective is to achieve an approximate 13% increase in total restaurant operating weeks during fiscal 2010 from the development and opening of new restaurants, coupled with the carryover impact of partial-year 2009 openings. Our base of established restaurant operations is not yet large enough to generate enough cash flow from operations to totally fund our planned restaurant expansion at the rate that it is currently contemplated over the longer run. Accordingly, we will continue to actively monitor overall conditions in the capital markets with respect to the potential sources and timing of additional financing for our planned future expansion. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our longer-term planned rate of expansion.

Similar to many restaurant chains, we typically utilize operating lease arrangements (principally ground leases) for the majority of our restaurant locations. We believe our operating lease arrangements continue to provide appropriate leverage for our capital structure in a financially efficient manner. However, we are not limited to the use of lease arrangements as our only method of opening new restaurants. While our operating lease obligations are not currently required to be reflected as indebtedness on our Consolidated Balance Sheets, the minimum rents and other related lease obligations, such as common area expenses, under our lease agreements must be satisfied by cash flows from our ongoing operations. Accordingly, our lease arrangements reduce, to some extent, our capacity to utilize funded indebtedness in our capital structure. We also require capital resources to maintain and improve our existing base of restaurants and brewery operations and to further expand and strengthen the capabilities of our corporate and information technology infrastructures. Our requirement for working capital is not significant since our restaurant guests pay for their food and beverage purchases in cash or credit cards at the time of the sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items.

We typically seek to lease our restaurant locations for primary periods of 15 to 20 years under operating lease arrangements. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum and contingent (percentage) rent based on sales, as well as other expenses related to the leases (for example, our pro-rata share of common area maintenance, property tax and insurance expenses). In addition, many of our lease arrangements include the opportunity to secure tenant improvement allowances to partially offset the cost of developing and opening the related restaurants. Generally, landlords recover the cost of such allowances from increased minimum rents. During fiscal 2009, we secured approximately $13 million of committed tenant improvement allowances. However, in light of current conditions in the credit and real estate development markets, there can be no assurance that such allowances will continue to be available to us. As of March 3, 2010, we currently expect to secure approximately $6 million of committed tenant improvement allowances for our planned 2010 new restaurant openings. From time to time, we may also decide to purchase the underlying land for a new restaurant if that is the only way to secure a highly desirable site. Currently, we own the land that underlies four of our restaurants, and we may determine at some future point to monetize those assets through a sale-leaseback or other financial transaction, provided that the financial markets for those transactions are functioning normally. We disburse cash for certain site-related work, buildings, leasehold improvements, furnishings, fixtures and equipment to build out our leased and owned premises. We own substantially all of the equipment, furniture and trade fixtures in our restaurants and currently plan to do so in the future.

Our cash flows from operating activities, as detailed in the Consolidated Statements of Cash Flows, provided $68.3 million of net cash during the 52 weeks ended December 29, 2009, a $9.8 million increase from the $58.5 million generated during the 52 week period of 2008. The net increase in cash from operating activities for the 52 weeks ended December 29, 2009, in comparison to the 52 weeks ended December 30, 2008, is primarily due to higher net income, depreciation expense, accrued expenses and other liabilities as a result of our growth and the increase in restaurants open, coupled with the loss on investment settlement and partially offset by the increases in accounts receivables, other receivables, other assets and tenant allowance receivables due principally to timing.

For the 52 weeks ended December 29, 2009, total capital expenditures were $60.0 million, of which expenditures for the acquisition of restaurant and brewery equipment and leasehold improvements to construct new restaurants were $47.3 million. These expenditures were primarily related to the construction of our 10 new restaurants opened by the end of the fiscal year, as well as approximately $5.0 million of construction-in-progress expenditures related to new restaurants expected to open in fiscal 2010. In addition, total capital expenditures related to existing restaurants and expenditures for restaurant and corporate systems were $12.1 million and $0.6 million, respectively.

We filed a shelf registration statement on Form S-3 with the U.S. Securities and Exchange Commission ("SEC") on January 7, 2010. The statement was declared effective by the SEC on January 28, 2010, and permits us to raise capital from time to time through the offer and sale of various types of securities not to exceed an aggregate value of $75 million. We do not have any immediate intentions or commitments to sell securities. The terms of any future offering of securities would be established at the time of such offering subject to market conditions. Any offering of securities covered by the shelf registration statement will be made only by means of a written prospectus and prospectus supplement. In addition, the Form S-3 also included the registration of 3,801,730 shares of common stock previously acquired by certain shareholders from the Company in various transactions several years ago. We have registered those shares to fulfill our contractual obligations under a registration rights agreement with those shareholders.

On October 17, 2007, we established a $25 million unsecured revolving line of credit with a major financial institution (the "Line of Credit"). The Line of Credit expires on September 30, 2012, and may be used for working capital and other general corporate purposes. The Line of Credit was increased to $45 million during the first quarter of 2008. We expect to utilize the Line of Credit principally for letters of credit that are required to support certain of our self insurance programs and for working capital and construction requirements as may be necessary from time to time. As of December 29, 2009, there were borrowings of $5.0 million outstanding under the Line of Credit and there were outstanding letters of credit totaling approximately $3.6 million. Any borrowings under the Line of Credit will bear interest at the financial institution's prime rate or at LIBOR plus a percentage not to exceed 1.375% based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement also requires compliance with a Fixed Charge Coverage Ratio and the Total Lease Adjusted Leverage Ratio. At December 29, 2009, we were in compliance with these covenants. Any interest on the Line of Credit will be payable quarterly and all related borrowings must be repaid on or before September 30, 2012. While we have the Line of Credit in place and it can be currently drawn upon, in the event that global credit market conditions further deteriorate, it is possible that creditors could place limitations or restrictions on the ability of borrowers in general to draw on existing credit facilities. At this time, however, we have no indication that any such limitations or restrictions are likely to occur.

Our capital expenditure plan for 2010 will continue to be significant as we currently plan to open as many as 10 to 11 new restaurants during fiscal 2010 in addition to our necessary maintenance and key initiative related capital expenditures. As of March 3, 2010, we have entered into six signed leases or purchase agreements for those new restaurants, and we expect to enter into additional leases for new restaurant locations. We currently anticipate our capital expenditures for 2010, gross of any allowances we may receive from landlords, to be approximately $60 million related to the construction of new restaurants, the reinvestment in some of our older restaurants as well as normal maintenance capital expenditures and the investment in toolsets and infrastructure. We expect to fund our expected capital expenditures for 2010 with current cash and investment balances, cash flow from operations and landlord contributions. During fiscal 2010, we are currently expecting to obtain approximately $6 million of landlord construction contributions. Our future cash requirements will depend on many factors, including the pace of expansion, real estate markets, construction costs, the specific sites selected for new restaurants, and the nature of the lease and associated financing arrangements negotiated with landlords.

On April 16, 2009, General Growth Properties, Inc. ("GGP") announced that it was voluntarily seeking relief to reduce and restructure its debts under Chapter 11 of the United States Bankruptcy Code ("Chapter 11 filing"). Included in its bankruptcy filing are approximately 158 regional shopping centers owned by GGP and certain other GGP subsidiaries. GGP stated that it intends to work with its constituencies to emerge from bankruptcy as quickly as possible and that the day-to-day operations and business of all of our shopping centers and other properties will continue as usual. We currently operate six restaurants in GGP properties that were included in their Chapter 11 filing. We currently do not have any outstanding landlord allowances from GGP. However, as of December 29, 2009, we have one outstanding tenant improvement allowances from a different landlord in the amount of $1.2 million for one of our restaurants. Our restaurant lease allows us to offset or reduce our rent payable in the event that our tenant improvement allowances cannot be collected, as agreed upon in our leases. We do not believe that this matter will have a material impact on our overall liquidity. We may also pursue other legal remedies in this respect.

During December 2009, we reached a confidential settlement agreement for the full liquidation of our auction rate securities ("ARS") investment portfolio with our former broker-dealer for the portfolio. Under the terms of the settlement, we received approximately $27.4 million in cash (including accrued interest) in exchange for the entire remaining ARS investment portfolio and recorded a pre-tax loss on investment settlement of approximately $1.7 million. In addition, the settlement provides us with additional recoveries, depending upon the performance of the ARS market during the next three years. The cash received in conjunction with the settlement was invested in various financial institutions' money market funds as of year end. Accordingly, as of December 29, 2009, our investments consisted of money market funds with a cost or fair value of $32.4 million. These investments are considered cash equivalents and included as current assets on the Consolidated Balance Sheets.

We currently believe that our projected cash flow from operations, cash and cash equivalents on hand, agreed-upon tenant improvement allowances and our $45 million credit facility, should be sufficient, in the aggregate, to finance our planned capital expenditures and other operating activities through the next 12 months. Our base of established restaurant operations is not yet large enough to generate enough cash flow from operations to totally fund our planned expansion at the rate that it is currently contemplated over the long run. Accordingly, we will continue to actively monitor overall conditions in the capital markets with respect to the potential sources and timing of additional financing for our planned future expansion. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our longer-term planned rate of expansion.

## OFF-BALANCE SHEET ARRANGEMENTS

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities ("VIEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of December 29, 2009, we are not involved in any off-balance sheet arrangements.

## IMPACT OF INFLATION

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. While we have taken steps to enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather and other market conditions outside of our control. We are currently unable to contract for certain commodities such as fluid dairy items for long periods of time. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant employees are paid hourly rates related to the federal or state minimum wage. In fiscal 2007, Congress enacted an increase in the federal minimum wage implemented in three phases, beginning in fiscal 2007 and concluding in fiscal 2009. In addition, numerous state and local governments increased the minimum wage within their jurisdictions. Additionally, a general shortage in the availability of qualified restaurant management and hourly workers in certain geographical areas in which we operate has caused related increases in the costs of recruiting and compensating such employees. Certain operating costs, such as taxes, insurance and other outside services continue to increase with the general level of inflation and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions that impact consumer discretionary spending for food away from home could make additional menu price increases imprudent. There can be no assurance that all of our future cost increases can be offset by higher menu prices, or that higher menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. Many of the leases for our restaurants provide for contingent rent obligations based on a percentage of sales. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

## SEASONALITY AND ADVERSE WEATHER

Our business is subject to seasonal fluctuations. Our results of operations have historically been impacted by seasonality, which directly impacts tourism at our coastal California locations. The summer months (June through August) have traditionally been higher volume periods than other periods of the year. Additionally, in 2007, we began opening new restaurants beyond the West Coast and Texas to other Midwest and Eastern states. Accordingly, these restaurants will be impacted by weather and other seasonal factors that typically impact other restaurant operations in those regions. Holidays (and shifts in the holiday calendar), severe winter weather, hurricanes, thunderstorms and similar conditions may impact restaurant sales volumes seasonally in some of the markets where we operate. Many of our restaurants are located in or near shopping centers and malls that typically experience seasonal fluctuations in sales. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated restaurant opening expenses. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

## CRITICAL ACCOUNTING POLICIES

Critical accounting policies require the greatest amount of subjective or complex judgments by management and are important to portraying our financial condition and results of operations. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

### *Fair Value of Investments*

We measure all available-for-sale or non-current investments at fair value in accordance with fair value measurements prescribed by generally accepted accounting principles. We believe that the valuation models and methodologies provided by a third party, who uses "Level 3" inputs (whereby the inputs for the asset or liability are generally less observable from objective sources), provides us with the appropriate basis to estimate fair value for investments that are not currently trading on the open market. In accordance with generally accepted accounting principles, we recognize temporary changes in the fair value of our investments as unrealized holding gains or losses recorded in "other comprehensive income (loss)," which is a component of shareholders' equity and does not affect net income for the applicable accounting period. For declines in fair value that are below our carrying value and deemed to be other-than-temporary, we would record a charge against net earnings.

### *Property and Equipment*

We record all property and equipment at cost. Property and equipment accounting requires estimates of the useful lives for the assets for depreciation purposes and selection of depreciation methods. We believe the useful lives reflect the actual economic life of the underlying assets. We have elected to use the straight-line method of depreciation over the estimated useful life of an asset or the primary lease term of the respective lease, whichever is shorter. Renewals and betterments that materially extend the useful life of an asset are capitalized while maintenance and repair costs are charged to operations as incurred. Judgment is often required in the decision to distinguish between an asset which qualifies for capitalization versus an expenditure which is for maintenance and repairs. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation or amortization accounts are relieved, and any gain or loss is included in earnings. Additionally, interest capitalized for new restaurant construction is included in "Property and equipment, net" on the Consolidated Balance Sheets.

### *Impairment of Long-Lived Assets*

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and, significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. As of December 29, 2009, no impairment indicators have been identified.

*Self Insurance*

We are self-insured for a portion of our employee workers' compensation program and our general liability program. We maintain coverage with a third party insurer to limit our total exposure for these programs. The accrued liability associated with these programs are based on our estimate of the ultimate costs to settle known claims as well as claims incurred but not yet reported to us ("IBNR claims") as of the balance sheet date. Our estimated liability is not discounted and is based on information provided by our insurance broker and insurer, combined with our judgments regarding a number of assumptions and factors, including the frequency and severity of claims, our claims development history, case jurisdiction, related legislation, and our claims settlement practice. Significant judgment is required to estimate IBNR claims as parties have yet to assert such claims. If actual claims trends, including the severity or frequency of claims, differ from our estimates, our financial results could be significantly impacted.

***Income Taxes***

We provide for income taxes based on our estimate of federal and state tax liabilities. Our estimates include, but are not limited to, effective state and local income tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. We usually file our income tax returns several months after our fiscal year-end. We file our tax returns with the advice and compilation of tax consultants. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretation of the tax laws.

Deferred tax accounting requires that we evaluate net deferred tax assets to determine if these assets will more likely than not be realized in the foreseeable future. This test requires projection of our taxable income into future years to determine if there will be taxable income sufficient to realize the tax assets (future tax deductions and FICA tax credit carryforwards). The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

The accounting for uncertainty in tax positions requires that we recognize the impact of a tax position in our consolidated financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 29, 2009, unrecognized tax benefits recorded was approximately $145,000.

*Leases*

We lease the majority of our restaurant locations. We account for our leases in accordance with generally accepted accounting principles, which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. All tenant improvement allowances received by us are recorded as a deferred rent obligation and amortized over the term of the lease. The related cash received from the landlord is reflected as "landlord contribution for tenant improvements, net" within operating activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. We expense rent from possession date through restaurant open date as preopening expense. Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as a lease obligation. Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

***Stock-Based Compensation***

We have two stock-based compensation plans — the 2005 Equity Incentive Plan and the 1996 Stock Option Plan — under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options, and restricted stock units. Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant.

Beginning in 2007, substantially all of our restaurant general managers, executive kitchen managers, culinary training managers and our area and regional restaurant directors are eligible to participate in an equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under our 2005 Equity Incentive Plan. In November 2007, we expanded our GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with us in their respective positions (five years) and their achievement of certain agreed-upon performance objectives during that service period.

Beginning in 2008, we also issued RSUs as a component of the annual equity grant award to officers and other employees under our 2005 Equity Incentive Plan. These grants are non-GSSOP grants. Under our 2005 Equity

Incentive Plan we have issued approximately 650,000 RSUs as of December 29, 2009, including both GSSOP and non-GSSOP grants. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). RSUs generally vest at 20% per year for non-GSSOP or other RSU grantees and cliff vest at 100% after five years for GSSOP participants.

We account for these plans in accordance with generally accepted accounting principles under the fair value recognition provisions, using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 29, 2009 and December 30, 2008 include (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006, based on the grant date fair value estimated in accordance with the original provisions and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the revised provisions under generally accepted accounting principles. We are required to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results. The cash flows tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are required to be classified as financing cash flows.

## IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental generally accepted accounting principles ("GAAP"). All existing accounting standard literature, promulgated by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other authoritative sources, excluding guidance from the Securities and Exchange Commission ("SEC"), will be superseded by the Codification. All non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification does not change GAAP, but instead introduces a new structure that will combine all authoritative standards into a comprehensive, topically organized online database. The Codification became effective for interim and annual periods ending after September 15, 2009. There is no change to the content of our consolidated financial statements or disclosures as a result of implementing the Codification.

In May 2009, the FASB issued a statement on subsequent events (Codification Topic No. 855, Subsequent Events), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued ("subsequent events"). This statement requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. For public entities, this is the date the financial statements are issued. This statement does not apply to subsequent events or transactions that are within the scope of other GAAP and will not result in significant changes in the subsequent events reported by us. This statement is effective for interim or annual periods ending after June 15, 2009. We implemented the provisions of this statement during the quarter ended June 30, 2009. We evaluated for subsequent events through the issuance date of our consolidated financial statements. No recognized or non-recognized subsequent events were noted.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments, which is included in Codification Topic No. 320, *Debt and Equity Securities*. This guidance amends the other-than-temporary guidance in U.S. GAAP for debt securities, where changes in fair value are not regularly recognized in earnings, to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt securities in the financial statements. This guidance also provides for evaluating whether an impairment of a debt security is other than temporary and for determining the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income. Under this guidance, if management intends to sell an impaired debt security, or it is more likely than not that it will be required to sell the security before recovery, all other-than-temporary impairments must be separated into two components: (i) the amount related to credit losses (which is recorded in the current period earnings) and (ii) the amount related to all other factors (which is recorded in other comprehensive income). Both components are required to be shown in the statement of income. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. We have applied the guidance and disclosure requirements as it applies to our investments during the first quarter of fiscal 2009 and there was no impact on our consolidated financial statements.

In April 2009, the FASB issued guidance on the interim disclosures about fair value of financial instruments, which is included in Codification Topic No. 825, *Financial Instruments*. This guidance extends the disclosure requirements regarding the fair value of financial instruments to interim financial statements of publically traded companies. This guidance is effective for interim reporting periods ending after June 15, 2009, and was adopted as of the beginning of our current fiscal year as our interim disclosure about the fair value of our financial instruments incorporates the related requirements.

## CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our future estimated cash payments under existing contractual obligations as of December 29, 2009, including estimated cash payments due by period (in thousands).

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 2-3 Years | 4-5 Years | After 5 Years |
| **Contractual Obligations** | | | | | |
| Operating leases (1) | $299,138 | $19,787 | $39,441 | $38,500 | $201,410 |
| Purchase obligations (2) | 7,590 | 2,027 | 5,563 | – | – |
| Total | $306,728 | $21,814 | $45,004 | $38,500 | $201,410 |
| **Other Commercial Commitments** | | | | | |
| Standby letters of credit | $ 3,610 | $ 3,610 | $ – | $ – | $ – |
| Long-term debt obligations | 5,000 | – | 5,000 | – | – |
| Total | $ 8,610 | $ 3,610 | $ 5,000 | $ – | $ – |

(1) For more detailed description of our operating leases, refer to Note 6 in the accompanying consolidated financial statements.

(2) Amounts represent non-cancelable commitments for the purchase of goods and other services.

Additionally, we have entered into lease agreements related to future restaurants with commencement dates subsequent to December 29, 2009. Our aggregate future commitment relating to these leases is $7.9 million and is not included in operating leases above.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of market risks contains forward-looking statements. Actual results may differ materially from the following discussion based on general conditions in the financial and commodity markets.

Our market risk exposures are related to cash and cash equivalents and investments. We invest our excess cash in highly liquid short-term investments with maturities of two years or less as of the date of purchase. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our investments and, therefore, impact our cash flows and results of operations. For the 52 weeks ended December 29, 2009, the average interest rate earned on cash and cash equivalents and investments was approximately 0.7%. As of December 29, 2009, our investment portfolio consisted of money market funds, totaling $32.4 million, held by institutional brokers, all of which are currently considered cash equivalents; cash balances may be in excess of FDIC insurance limits. We have not experienced any losses in these accounts and believe we are not exposed to significant risk on cash and cash equivalents.

We purchase food and other commodities for use in our operations based upon market prices established with our suppliers. Many of the commodities purchased by us can be subject to volatility due to market supply and demand factors outside of our control, whether contracted for or not. To manage this risk in part, we attempt to enter into fixed price purchase commitments, with terms typically up to one year, for many of our commodity requirements. However, it may not be possible for us to enter into fixed-price contracts for certain commodities or we may choose not to enter into fixed price contracts for certain commodities. Dairy costs can also fluctuate due to government regulation. We believe that substantially all of our food and supplies are available from several sources, which helps to diversify our overall commodity cost risk. We also believe that we have some flexibility and ability to increase certain menu prices, or vary certain menu items offered, in response to food commodity price increases. Some of our commodity purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices, since our purchase arrangements with suppliers, to the extent that we can enter into such arrangements, help control the ultimate cost that we pay.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Consolidated Financial Statements and other data attached hereto beginning on page F-1 of this report.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### *Evaluation of Disclosure Controls and Procedures*

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934 as amended, as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures are effective.

### *Changes in Internal Control Over Financial Reporting*

There has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

### *Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 29, 2009, based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 29, 2009.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited BJ's Restaurants, Inc.'s internal control over financial reporting as of December 29, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). BJ's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and, (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BJ's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 29, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BJ's Restaurants, Inc. as of December 29, 2009 and December 30, 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 29, 2009 of BJ's Restaurants, Inc. and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
March 5, 2010

***Inherent Limitations on Effectiveness of Controls***

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of control effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

## ITEM 9B. OTHER INFORMATION

None.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Ethics and a Code of Business Conduct to promote honest and ethical conduct of our business, professional and personal relationships. The Code of Business Ethics covers all executives, including our principal executive officer and principal financial and accounting officer. The Code of Business Conduct is applicable to all directors, executives and other employees. A copy of both the Code of Business Ethics and Code of Business Conduct is available on our website (http://www.bjsrestaurants.com). We intend to post any amendments to or waivers from our Code of Business Ethics and Code of Business Conduct at this website location.

Information with respect to our executive officers is included in Part I, Item 1 of this Annual Report on Form 10-K. Other information required by this Item is hereby incorporated by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 29, 2009.

## ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 29, 2009.

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 29, 2009.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 29, 2009.

See Part II, Item 5 — "Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities — *Equity Compensation Plan Information*" for certain information regarding our equity compensation plans.

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended December 29, 2009.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) CONSOLIDATED FINANCIAL STATEMENTS

The following documents are contained in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 29, 2009 and December 30, 2008

Consolidated Statements of Income for each of the three fiscal years in the period ended December 29, 2009

Consolidated Statements of Shareholders' Equity for each of the three fiscal years in the period ended December 29, 2009

Consolidated Statements of Cash Flows for each of the three fiscal years in the period ended December 29, 2009

Notes to the Consolidated Financial Statements

(2) FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) EXHIBITS

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 28, 1996, as amended by the Company's Registration Statement on Form SB-2/A filed with the Commission on August 1, 1996 and the Company's Registration Statement on Form SB-2A filed with the Commission on August 22, 1996 (File No. 3335182-LA) (as amended, the "Registration Statement"). |
| 3.2 | Amended and Restated Bylaws of the Company, incorporated by reference to Exhibits 3.1 to the Form 8-K filed on June 4, 2007. |
| 3.3 | Certificate of Amendment of Articles of Incorporation incorporated by reference to Exhibit 3.3 of the 2004 Annual Report. |
| 4.1 | Specimen Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Registration Statement. |
| 10.1** | Summary of Compensation for Non-Employee Directors incorporated by reference to Exhibit 10.1 of the Form 10-K for the year ended December 30, 2008. |
| 10.2 | Intentionally omitted. |
| 10.3** | Form of Indemnification Agreement with Officers and Directors, incorporated by reference to Exhibit 10.6 of the Registration Statement. |
| 10.4** | BJ's Restaurants, Inc. Amended and Restated 1996 Stock Option Plan, incorporated by reference to Exhibit 10.4 of the 2004 Annual Report. |
| 10.5** | BJ's Restaurants, Inc. Amended 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 of the Form 8-K filed September 9, 2009. |
| 10.6** | Stock Option Agreement for Executive Officers and Employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.3 of the Form 8-K filed July 1, 2005. |
| 10.7** | Executive Officers and Employee Grant Notice under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 of the Form 8-K filed July 1, 2005. |
| 10.8** | Stock Option Agreement for Non-Employee Directors under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.8 of the Form 10-K for the year ended January 3, 2006. |
| 10.9** | Non-Employee Director Grant Notice under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.9 of the Form 10-K for the year ended January 3, 2006. |
| 10.10 | Registration Rights Agreement, incorporated by reference to Exhibit 4.2 of the Form S-3 Registration Statement filed on March 4, 2009. |
| 10.11 | Intentionally omitted. |
| 10.12** | Separation Agreement and General Release, dated December 17, 2008, between the Company and Paul A. Motenko, incorporated by reference to Exhibit 10.12 of the Form 10-K for the year ended December 30, 2008. |
| 10.13** | Separation Agreement and General Release, dated December 17, 2008, between the Company and Jeremiah J. Hennessey, incorporated by reference to Exhibit 10.13 of the Form 10-K for the year ended December 30, 2008. |
| 10.16** | Employment Agreement, dated September 6, 2005, between the Company and Gregory S. Levin, employed as Chief Financial Officer, incorporated by reference to Exhibit 10.1 of the Form 10-Q filed on November 3, 2005. |

| Exhibit Number | Description |
|---|---|
| 10.17** | Form of Restricted Stock Unit Agreement under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.17 of the Form 10-K filed on March 13, 2007. |
| 10.18** | Employment Agreement, dated April 12, 2009, between the Company and Matthew J. Kimble, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 4, 2009. |
| 10.19** | Form of Employee Non-Qualified Stock Option Agreement under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on October 31, 2006. |
| 10.20** | Summary of BJ's Restaurants, Inc. Performance Incentive Plan, incorporated by reference to Exhibit 10.20 of the Form 10-K filed on March 13, 2007. |
| 10.21** | Employment Agreement, dated January 19, 2009, between the Company and Wayne L. Jones, employed as Executive Vice President and Chief Restaurant Operations Officer, incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 1, 2009. |
| 10.24** | Employment Agreement, dated January 12, 2005, between the Company and Gerald (Jerry) W. Deitchle, employed as Chief Executive Officer, incorporated by reference to Exhibit 10.28 of the Form 10-K filed on March 15, 2005. |
| 10.25** | Employment Agreement, dated August 10, 2005, between the Company and John D. Allegretto, employed as Chief Supply Chain Officer, incorporated by reference to Exhibit 10.2 of the Form 10-Q filed on November 3, 2005. |
| 10.26** | Employment Agreement, dated June 12, 2003, between the Company and Gregory S. Lynds, employed as Chief Development Officer, incorporated by reference to Exhibit 10.26 of the Form 10-K filed on or about March 14, 2008. |
| 10.27** | Form of Restricted Stock Unit Agreement (non-GSSOP) under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on November 6, 2007. |
| 10.28** | Form of Restricted Stock Unit Notice (non-GSSOP) under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Form 10-Q filed on November 6, 2007. |
| 10.29 | Line of Credit Agreement, dated October 17, 2007, between the Company and Bank of America, N.A., incorporated by reference to Exhibit 10.29 of the Form 10-K filed on or about March 14, 2008. |
| 10.30 | Amendment No. 1 to Loan Agreement, dated March 18, 2008, between Bank of America, N.A. and the Company, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on May 9, 2008. |
| 10.31 | Employment Agreement, dated July 1, 2008, between the Company and Matt Hood, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 5, 2008. |
| 10.32 | Stock Purchase Agreement by and between the Company, The Jacmar Companies and William H. Tilley, dated February 22, 2001, incorporated by reference to Exhibit 10.12 of the Form 10-K filed on April 2, 2001. |
| 10.33 | Facilitation Agreement between BJ Chicago LLC ("LLC") and Chicago Pizza & Brewery, Inc., dated December 20, 2000, in furtherance of the Stock Purchase Agreement between LLC and ASSI, Inc, incorporated by reference to Exhibit 10.13 of the Form 10-K filed on April 2, 2001. |
| 21 | List of Subsidiaries. |
| 23.1 | Consent of Independent Registered Public Accounting Firm. |
| 31 | Section 302 Certifications of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer. |
| 32 | Section 906 Certification of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer. |

** *Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.*

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

**BJ'S RESTAURANTS, INC.**

March 5, 2010

By: /s/ Gerald W. Deitchle

**Gerald W. Deitchle**
*Chairman, President and Chief Executive Officer*
*(Principal Executive Officer)*

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Capacity | Date |
|---|---|---|
| By: /s/ GERALD W. DEITCHLE<br>**Gerald W. Deitchle** | Chairman, President and Chief Executive Officer (Principal Executive Officer) | March 5, 2010 |
| By: /s/ GREGORY S. LEVIN<br>**Gregory S. Levin** | Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer) | March 5, 2010 |
| By: /s/ PETER A. BASSI<br>**Peter A. Bassi** | Director | March 5, 2010 |
| By: /s/ LARRY D. BOUTS<br>**Larry D. Bouts** | Director | March 5, 2010 |
| By: /s/ SHANN M. BRASSFIELD<br>**Shann M. Brassfield** | Director | March 5, 2010 |
| By: /s/ JAMES A. DAL POZZO<br>**James A. Dal Pozzo** | Director | March 5, 2010 |
| By: /s/ JOHN F. GRUNDHOFER<br>**John F. Grundhofer** | Director | March 5, 2010 |
| By: /s/ WILLIAM L. HYDE<br>**William L. Hyde** | Director | March 5, 2010 |
| By: /s/ J. ROGER KING<br>**J. Roger King** | Director | March 5, 2010 |

## BJ'S RESTAURANTS, INC.

## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of BJ's Restaurants, Inc. as of December 29, 2009 and December 30, 2008, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 29, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BJ's Restaurants, Inc. at December 29, 2009 and December 30, 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 29, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BJ's Restaurants, Inc.'s internal control over financial reporting as of December 29, 2009, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
March 5, 2010

## BJ'S RESTAURANTS, INC.

## CONSOLIDATED BALANCE SHEETS
**(In thousands)**

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| ASSETS | | |
| Current assets: | | |
| Cash and cash equivalents | $ 44,906 | $ 8,852 |
| Accounts and other receivables | 13,193 | 10,084 |
| Inventories | 3,994 | 3,606 |
| Prepaids and other current assets | 2,423 | 4,500 |
| Deferred income taxes | 9,782 | 8,680 |
| Total current assets | 74,298 | 35,722 |
| Property and equipment, net | 291,913 | 256,027 |
| Goodwill | 4,673 | 4,673 |
| Non-current investments | – | 30,617 |
| Notes receivable | 538 | 633 |
| Other assets, net | 9,700 | 7,537 |
| Total assets | $381,122 | $335,209 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities: | | |
| Accounts payable | $ 11,978 | $ 12,688 |
| Accrued expenses | 54,763 | 42,648 |
| Total current liabilities | 66,741 | 55,336 |
| Deferred income taxes | 17,941 | 11,803 |
| Long-term debt | 5,000 | 9,500 |
| Other liabilities | 38,461 | 26,293 |
| Total liabilities | 128,143 | 102,932 |
| Commitments and contingencies (Note 6) | | |
| Shareholders' equity: | | |
| Preferred stock, 5,000 shares authorized, none issued or outstanding | – | – |
| Common stock, no par value, 60,000 shares authorized and 26,774 and 26,718 shares issued and outstanding as of December 29, 2009 and December 30, 2008, respectively | 166,807 | 166,649 |
| Capital surplus | 20,231 | 17,108 |
| Accumulated other comprehensive loss | – | (4,383) |
| Retained earnings | 65,941 | 52,903 |
| Total shareholders' equity | 252,979 | 232,277 |
| Total liabilities and shareholders' equity | $381,122 | $335,209 |

The accompanying notes are an integral part of these consolidated financial statements.

**BJ'S RESTAURANTS, INC.**

**CONSOLIDATED STATEMENTS OF INCOME**
**(In thousands, except per share data)**

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Revenues | $426,707 | $374,076 | $316,095 |
| Costs and expenses: | | | |
| Cost of sales | 106,484 | 94,412 | 80,374 |
| Labor and benefits | 149,075 | 131,328 | 111,031 |
| Occupancy and operating | 92,204 | 80,212 | 61,906 |
| General and administrative | 29,484 | 27,264 | 26,008 |
| Depreciation and amortization | 24,119 | 19,184 | 14,421 |
| Restaurant opening | 5,327 | 7,384 | 6,940 |
| Loss on disposal of assets | 312 | 855 | 2,004 |
| Natural disaster and related | – | 446 | – |
| Legal settlements and terminations | – | 2,086 | – |
| Total costs and expenses | 407,005 | 363,171 | 302,684 |
| Income from operations | 19,702 | 10,905 | 13,411 |
| Other income (expense): | | | |
| Interest income, net | 214 | 1,764 | 3,306 |
| Loss on investment settlement | (1,709) | – | – |
| Other income, net | 379 | 376 | 482 |
| Total other income (expense) | (1,116) | 2,140 | 3,788 |
| Income before income taxes | 18,586 | 13,045 | 17,199 |
| Income tax expense | 5,548 | 2,737 | 5,494 |
| Net income | $ 13,038 | $ 10,308 | $ 11,705 |
| Net income per share: | | | |
| Basic | $ 0.49 | $ 0.39 | $ 0.45 |
| Diluted | $ 0.48 | $ 0.39 | $ 0.44 |
| Weighted average number of shares outstanding: | | | |
| Basic | 26,750 | 26,484 | 26,187 |
| Diluted | 27,147 | 26,749 | 26,880 |

The accompanying notes are an integral part of these consolidated financial statements.

## BJ'S RESTAURANTS, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

| | Common Stock | | Capital Surplus | Retained Earnings | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, January 2, 2007 | 26,061 | $164,592 | $ 7,380 | $30,890 | – | $202,862 |
| Exercise of stock options, net | 297 | 1,006 | – | – | – | 1,006 |
| Stock-based compensation expense | – | – | 3,190 | – | – | 3,190 |
| Tax benefit from stock option exercises | – | – | 1,780 | – | – | 1,780 |
| Proceeds from equity transaction | – | (20) | – | – | – | (20) |
| Net income | – | – | – | 11,705 | – | 11,705 |
| Balance, January 1, 2008 | 26,358 | 165,578 | 12,350 | 42,595 | – | 220,523 |
| Exercise of stock options, net | 360 | 1,071 | – | – | – | 1,071 |
| Stock-based compensation expense | – | – | 3,605 | – | – | 3,605 |
| Tax benefit from stock option exercises | – | – | 1,153 | – | – | 1,153 |
| Other comprehensive income: | | | | | | |
| Net income | – | – | – | 10,308 | – | 10,308 |
| Net unrealized loss on investments | – | – | – | – | (4,383) | (4,383) |
| Other comprehensive income | – | – | – | – | – | 5,925 |
| Balance, December 30, 2008 | 26,718 | 166,649 | 17,108 | 52,903 | (4,383) | 232,277 |
| Exercise of stock options, net | 40 | 158 | – | – | – | 158 |
| Issuance of restricted stock units | 16 | – | – | – | – | – |
| Stock-based compensation expense | – | – | 3,093 | – | – | 3,093 |
| Tax benefit from stock option exercises | – | – | 30 | – | – | 30 |
| Other comprehensive income: | | | | | | |
| Net income | – | – | – | 13,038 | – | 13,038 |
| Reversal of net unrealized loss on investments | – | – | – | – | 4,383 | 4,383 |
| Other comprehensive income | – | – | – | – | – | 17,421 |
| Balance, December 29, 2009 | 26,774 | $166,807 | $20,231 | $65,941 | $ – | $252,979 |

The accompanying notes are an integral part of these consolidated financial statements.

**BJ'S RESTAURANTS, INC.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(In thousands)**

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Cash flows from operating activities: | | | |
| Net income | $ 13,038 | $ 10,308 | $ 11,705 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 24,119 | 19,184 | 14,421 |
| Deferred income taxes | 5,036 | 2,211 | 2,271 |
| Stock-based compensation expense | 2,914 | 3,343 | 2,948 |
| Loss on disposal of assets | 312 | 855 | 2,004 |
| Loss on investment settlement | 1,709 | – | – |
| Natural disaster and related | – | 596 | – |
| Changes in assets and liabilities: | | | |
| Accounts and other receivables | (1,400) | 1,001 | (8,867) |
| Inventories | (388) | (1,062) | (485) |
| Prepaids and other current assets | 2,077 | (1,056) | (734) |
| Other assets, net | (955) | (233) | (704) |
| Accounts payable | (710) | 1,910 | (1,168) |
| Accrued expenses | 12,115 | 10,497 | 6,759 |
| Other liabilities | 12,168 | 10,644 | 300 |
| Landlord contribution for tenant improvements, net | (1,709) | 313 | 6,875 |
| Net cash provided by operating activities | 68,326 | 58,511 | 35,325 |
| Cash flows from investing activities: | | | |
| Purchases of property and equipment | (60,015) | (79,183) | (72,733) |
| Proceeds from investments sold | 31,960 | 12,600 | 93,923 |
| Purchases of investments | – | (6,500) | (102,128) |
| Collection of notes receivable | 95 | 83 | 70 |
| Proceeds from sale of assets | – | – | 2,636 |
| Net cash used in investing activities | (27,960) | (73,000) | (78,232) |
| Cash flows from financing activities: | | | |
| Borrowings on line of credit | – | 22,500 | – |
| Payments on line of credit | (4,500) | (13,000) | – |
| Excess tax benefit from stock-based compensation | 30 | 1,153 | 1,780 |
| Proceeds from equity transaction | – | – | (20) |
| Proceeds from exercise of stock options | 158 | 1,071 | 1,006 |
| Net cash (used in) provided by financing activities | (4,312) | 11,724 | 2,766 |
| Net increase (decrease) in cash and cash equivalents | 36,054 | (2,765) | (40,141) |
| Cash and cash equivalents, beginning of year | 8,852 | 11,617 | 51,758 |
| Cash and cash equivalents, end of year | $ 44,906 | $ 8,852 | $ 11,617 |
| **Supplemental disclosure of cash flow information:** | | | |
| Cash paid for interest, net of capitalized interest | $ – | $ – | $ – |
| Cash paid for income taxes | $ 1,412 | $ 1,454 | $ 1,171 |

**Supplemental disclosure of non-cash financing activity:**

For the 52 weeks ended December 29, 2009 and December 30, 2008, $179 and $262 stock-based compensation, respectively, was capitalized related to the development and construction of our new restaurants.

The accompanying notes are an integral part of these consolidated financial statements.

## BJ'S RESTAURANTS, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. The Company and Summary of Significant Accounting Policies

#### Description of Business

BJ's Restaurants, Inc. (referred to herein as the "Company" or "BJ's" or in the first person notations "we," "us" and "our") was incorporated in California on October 1, 1991. We owned and operated 92 restaurants at the end of fiscal 2009, located in California, Texas, Arizona, Colorado, Oregon, Nevada, Florida, Ohio, Oklahoma, Kentucky, Indiana, Louisiana and Washington. Each of the restaurants is operated as a BJ's Restaurant & Brewery, BJ's Restaurant & Brewhouse, or BJ's Pizza & Grill. During 2009, we opened 10 new restaurants. Our BJ's Restaurants & Brewery locations manufacture our signature, proprietary BJ's beer on the restaurant premises, of which four are currently actively producing our proprietary beer and one is producing our proprietary root beer. Our other restaurants receive their beer from our "brewery" locations and or third-party contract brewers.

#### Basis of Presentation

The accompanying consolidated financial statements include the accounts of BJ's Restaurants, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Our fiscal year ends on the Tuesday closest to December 31st for financial reporting purposes. Fiscal years 2009, 2008 and 2007 ended on December 29, 2009, December 30, 2008 and January 1, 2008, respectively, and each fiscal year contained 52 weeks.

#### Segment Disclosure

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("Codification") Topic No. 280, *Segment Reporting*, which established standards for disclosures about products and services, geographic areas and major customers. We currently operate in one operating segment: casual dining restaurants, some of which have mircrobreweries which produce BJ's signature, proprietary beers. Additionally, we operate in one geographic area: the United States of America.

#### Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments, money market funds and certificates of deposit with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair market value.

#### Investments

Our investment policy restricts the investment of our excess cash balances to instruments with minimal volatility, such as U.S. Treasury and Federal agency obligations, municipal and bank securities, investment-grade corporate debt securities, and money market funds. Investments and marketable securities, which we have the intent and ability to hold until maturity, are classified as held-to-maturity securities and reported at amortized cost with related gains and losses reflected in earnings. Certain of our investments and marketable securities are classified as available-for-sale securities, even though our current liquidity position and requirements provide us with the ability to hold such securities to maturity. Debt securities classified as available-for-sale securities are reported at their fair value, with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect) until realized. Any fluctuation in fair value related to investments that are deemed temporary, including any recoveries of previous write-downs, are recorded to accumulated other comprehensive income (loss). Realized gains or losses are determined on the specific identification cost method and recorded as a charge to earnings, when realized.

**Concentration of Credit Risk**

Financial instruments which potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents, investments and marketable securities. We currently maintain our day to day operating cash balances with a major financial institution. At times, our operating cash balances may be in excess of the FDIC insurance limit. At December 29, 2009, we had approximately $32.4 million of cash invested in investment-grade money market funds. We have not experienced any losses in these accounts and believe we are not exposed to significant risk on cash and cash equivalents. We have placed a majority of our temporary excess cash with a major financial institution that, in turn, invests in instruments with minimal volatility, such as U.S. Treasury and Federal agency obligations, municipal and bank securities, investment-grade corporate debt securities, and money market funds. Our investment policy limits the amount of exposure to any one institution or investment.

**Inventories**

Inventories are comprised primarily of food and beverage products and are stated at the lower of cost (first-in, first-out) or market.

**Property and Equipment**

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the estimated useful life of an asset or the primary lease term of the respective lease including exercised options, whichever is shorter. Renewals and betterments that materially extend the life of an asset are capitalized while maintenance and repair costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation or amortization accounts are relieved, and any gain or loss is included in earnings.

Depreciation and amortization are recorded using the straight-line method over the following estimated useful lives:

| | |
|---|---|
| Furniture and fixtures | 10 years |
| Equipment | 5-10 years |
| Brewery equipment | 20 years |
| Building improvements | the shorter of 20 years or the remaining lease term |
| Leasehold improvements | the shorter of the useful life or the lease term |

**Goodwill and Intangible Assets**

Management performs impairment testing annually and more frequently if factors and circumstances indicate an impairment may have occurred. Intangible assets with finite lives are amortized over their estimated useful lives. Management has performed its impairment testing and believes that no impairments existed at December 29, 2009.

Included in other assets are trademarks, which are amortized over 10 years.

**Long-Lived Assets**

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. Factors considered include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and, significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets. We believe that no impairment of the carrying value of our long-lived assets existed at December 29, 2009.

**Revenue Recognition**

Revenues from food and beverage sales at restaurants are recognized when payment is tendered at the point-of-sale. Revenues from the sale of gift cards are deferred and recognized upon redemption. Deferred gift card revenue included in accrued expenses on the accompanying balance sheets was $4.7 million and $3.6 million as of December 29, 2009 and December 30, 2008, respectively. We recognize gift card breakage income when the likelihood of the redemption of the cards becomes remote, which is typically 24 months after original issuance. Gift card breakage income is recorded in "Other income, net" on the Consolidated Statements of Income.

**Sales Taxes**

Revenues are presented net of sales taxes. The obligation is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

**Advertising Costs**

Advertising costs are expensed as incurred. Advertising expense for fiscal 2009, 2008, and 2007 was approximately $5.2 million, $3.3 million and $1.7 million, respectively.

**Income Taxes**

We utilize the liability method of accounting for income taxes. Deferred income taxes are recognized based on the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

We recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Interest and penalties related to uncertain tax positions are included in income tax expense.

**Restaurant Opening Expense**

Restaurant payroll, supplies, other start-up costs and rental expense incurred prior to the opening of a new restaurant are expensed as incurred.

### Natural Disaster and Related

Natural disaster and related costs relate to property and facility damages incurred from hurricanes Gustav and Ike in excess of related insurance coverage received.

### Legal Settlements and Terminations

Legal settlements and terminations principally related to accrued compensation and related benefits resulting from the December 2008 departure of our two co-founders and estimated costs to settle two California employment practice lawsuits that had been outstanding since 2004 and 2005.

### Loss on Investment Settlement

Loss on investment settlement relates to the confidential settlement agreement reached in December 2009 for the full liquidation of our auction rate securities ("ARS") investment portfolio with our former broker-dealer for the portfolio. Under the terms of the settlement, we received approximately $27.4 million in cash (including accrued interest) plus the potential for additional recoveries based on the performance of the auction rate securities market over the next three years in exchange for the entire remaining ARS investment portfolio resulting in a pre-tax loss on investment settlement of approximately $1.7 million. The related guaranteed future payment is recorded as a long term receivable in non-current assets.

### Leases

We lease the majority of our restaurant locations. We account for our leases in accordance with generally accepted accounting principles which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. All tenant improvement allowances received by us are recorded as a deferred rent obligation and amortized over the term of the lease. The related cash received from the landlord is reflected as "landlord contribution for tenant improvements, net" within operating activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. We expense rent from possession date through restaurant open date as preopening expense, in accordance with generally accepted accounting principles. Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as a lease obligation. Certain leases contain provisions that require additional rental payments based upon restaurant sales volume ("contingent rentals"). Contingent rentals are accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

**Fair Value of Financial Instruments**

The carrying value of cash and cash equivalents, investments classified as held-to-maturity or current assets, accounts receivable, and current liabilities approximate fair values due to the short-term maturity of these instruments. Investments classified as available-for-sale or non-current assets are recorded at fair value based on valuation models and methodologies provided by a third party using "Level 3" inputs. The fair value of long-term debt is determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such obligations. Temporary changes in fair value results in unrealized holding gains and losses being recorded in the "other comprehensive income (loss)" component of shareholders' equity and does not affect net income for the applicable accounting period. Declines in fair value below our carrying value deemed to be other than temporary are charged against net earnings.

**Net Income Per Share**

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. At December 29, 2009, 650,000 shares of restricted stock units issued to employees were unvested, and were therefore excluded from the calculation of basic earnings per share for the 52 weeks ended December 29, 2009. Diluted net income per share includes the dilutive effect of both outstanding stock options and restricted stock units, calculated using the treasury stock method. Assumed proceeds from the in-the-money options include the windfall tax benefits, net of shortfalls, calculated under the "as-if" method.

The following table presents a reconciliation of basic and diluted net income per share computations and the number of dilutive securities (stock options and restricted stock units) that were included in the dilutive net income per share computation (in thousands).

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Numerator: | | | |
| Net income for basic and diluted net income per share | $13,038 | $10,308 | $11,705 |
| Denominator: | | | |
| Weighted-average shares outstanding — basic | 26,750 | 26,484 | 26,187 |
| Effect of dilutive common stock options and restricted stock units | 397 | 265 | 693 |
| Weighted-average shares outstanding — diluted | 27,147 | 26,749 | 26,880 |

At December 29, 2009, December 30, 2008 and January 1, 2008, there were approximately 0.6 million, 1.4 million, and 0.4 million stock options outstanding, respectively, whereby the exercise price exceeded the average common stock market value. The effects of the shares which would be issued upon the exercise of these options have been excluded from the calculation of diluted net income per share because they are anti-dilutive.

### Other Comprehensive Income (Loss)

Other comprehensive income (loss) includes all changes in equity during a period except those resulting from investment by and distribution to shareholders. Other comprehensive income (loss) reported on our Consolidated Statements of Shareholders' Equity consist of net income and unrealized gains or losses on available-for-sale investments.

### Stock-Based Compensation

We have two stock-based compensation plans — the 2005 Equity Incentive Plan and the 1996 Stock Option Plan — under which we may issue shares of our common stock to employees, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options and restricted stock units.

Beginning in 2007, substantially all of our restaurant general managers, executive kitchen managers, culinary training managers and our area and regional restaurant directors are eligible to participate in a new equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under our 2005 Equity Incentive Plan. In November 2007, we expanded our GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with us in their respective positions (five years) and their achievement of certain agreed-upon performance objectives during that service period.

Beginning in 2008, we issued RSUs as a component of the annual equity grant award to officers and other employees. Under our 2005 Equity Incentive Plan we have issued approximately 650,000 RSUs as of December 29, 2009. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant. RSUs generally vest at 20% per year for other RSU grantees and generally cliff vest at 100% after five years for GSSOP participants.

We account for these plans in accordance with generally accepted accounting principles under the fair value recognition provisions, using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 29, 2009 and December 30, 2008 include (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006, based on the grant date fair value estimated in accordance with the original provisions and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the revised provisions under generally accepted accounting principles.

### Recent Accounting Pronouncements

In June 2009, the FASB approved the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standard literature, promulgated by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other authoritative sources, excluding guidance from the Securities and Exchange Commission ("SEC"), will be superseded by the Codification. All non-grandfathered, non-SEC accounting literature not included in the Codification will become non-authoritative. The Codification does not change GAAP, but instead introduces a new structure that will combine all authoritative standards into a comprehensive, topically organized online database. The Codification was effective for interim or annual periods ending after September 15, 2009, and impacted our consolidated financial statement disclosures beginning with the quarter ending September 29, 2009. There were no changes to the content of our consolidated financial statements or disclosures as a result of implementing the Codification.

In May 2009, the FASB issued a statement on subsequent events (Codification Topic No. 855, *Subsequent Events*), which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued ("subsequent events"). This statement requires disclosure of the date through which the entity has evaluated subsequent events and the basis for that date. For public entities, this is the date the financial statements are issued. This statement does not apply to subsequent events or transactions that are within the scope of other GAAP and will not result in significant changes in the subsequent events reported by us. This statement was effective for interim or annual periods ending after June 15, 2009. We implemented the provisions of this statement during the quarter ended June 30, 2009. We evaluated for subsequent events through the issuance date of our consolidated financial statements. No recognized or non-recognized subsequent events were noted.

In April 2009, the FASB issued guidance on the recognition and presentation of other-than-temporary impairments, which is included in Codification Topic No. 320, *Debt and Equity Securities*. This guidance amends the other-than-temporary impairment guidance in U.S. GAAP for debt securities, where changes in fair value are not regularly recognized in earnings, to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt securities in the financial statements. This guidance also provides for evaluating whether an impairment of a debt security is other than temporary and for determining the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income. Under this guidance, if management intends to sell an impaired debt security, or it is more likely than not that it will be required to sell the security before recovery, all other-than-temporary impairments must be separated into two components: (i) the amount related to credit losses (which is recorded in current period earnings) and (ii) the amount related to all other factors (which is recorded in other comprehensive income). Both components are required to be shown in the statement of income. This guidance was effective for interim and annual reporting periods ending after June 15, 2009. We have applied the guidance and disclosure requirements as it applies to our investments during the fourth quarter of fiscal 2009 and there was no impact on our consolidated financial statements.

In April 2009, the FASB issued guidance on the interim disclosures about fair value of financial instruments, which is included in Codification Topic No. 825, *Financial Instruments*. This guidance extends the disclosure requirements regarding the fair value of financial instruments to interim financial statements of publically traded companies. This guidance was effective for interim reporting periods ending after June 15, 2009 and was adopted as of the beginning of our current fiscal year as our interim disclosure about the fair value of our financial instruments incorporates the related requirements.

**Reclassifications**

Certain reclassifications of prior year's balance sheet amounts have been made to conform to the current year's format.

## 2. Investments

In December 2009, we reached a confidential settlement agreement for the full liquidation of our auction rate securities ("ARS") investment portfolio with our former broker-dealer for the portfolio. These ARS investments were classified as available-for-sale and reported at their fair value with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect). During fiscal year 2009 and prior to the settlement, we received partial redemptions on these ARS investments, totaling $4.2 million. Under the terms of the settlement agreement, we received approximately $27.4 million in cash (including accrued interest) plus the potential for additional recoveries based on the performance of the auction rate securities market over the next three years in exchange for the entire remaining ARS investment portfolio and recorded a pre-tax loss on investment settlement of approximately $1.7 million. As a result, the prior net unrealized loss on investments was reversed from other comprehensive income. The majority of the proceeds from the investment settlement were invested with another broker into investment-grade money market funds. These investments are considered cash equivalents and reported at cost, which approximates fair value at December 29, 2009.

Non-current investments consist of the following (in thousands):

| | Cost or Par Value | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Maturity |
|---|---|---|---|---|---|
| **At December 29, 2009** | | | | | |
| Available-for-sale — ARS investments ..... | $ – | $ – | $ – | $ – | |
| **At December 30, 2008** | | | | | |
| Available-for-sale — ARS investments ..... | $35,000 | $631 | ($5,014) | $30,617 | 2020 to 2047 |

## 3. Fair Value Measurement

For assets that are measured using quoted market prices in active markets, fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs. At December 29, 2009, we had $32.4 million of cash invested in money market funds with various brokers. The fund purchases only first-tier securities, and we have not experienced any losses in these accounts. Therefore, we are not exposed to significant risks on these investments.

## 4. Property and Equipment

Property and equipment consisted of the following (in thousands):

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Land | $ 6,453 | $ 6,453 |
| Building improvements | 126,412 | 106,954 |
| Leasehold improvements | 109,291 | 91,919 |
| Furniture and fixtures | 42,813 | 33,448 |
| Equipment | 83,417 | 70,797 |
| | 368,386 | 309,571 |
| Less accumulated depreciation and amortization | (88,916) | (65,218) |
| | 279,470 | 244,353 |
| Construction in progress | 12,443 | 11,674 |
| | $291,913 | $256,027 |

## 5. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Deferred rent and related | $15,256 | $11,915 |
| Payroll related | 12,974 | 9,417 |
| Deferred revenue from gift cards | 4,743 | 3,550 |
| Workers compensation | 4,113 | 4,496 |
| Sales taxes | 3,432 | 2,770 |
| Construction payables | 6,430 | 2,599 |
| Legal settlements and terminations | 841 | 2,086 |
| Other taxes | 2,516 | 1,440 |
| Other | 4,458 | 4,375 |
| | $54,763 | $42,648 |

### 6. Commitments and Contingencies

**Leases**

We lease our restaurant and office facilities under noncancelable operating leases with remaining terms ranging from approximately 1 to 20 years with renewal options ranging from 5 to 20 years. Rent expense for fiscal 2009, 2008, and 2007 was $20.6 million, $18.3 million, and $15.2 million, respectively.

We have certain operating leases, which contain fixed rent escalation clauses. Rent expense for these leases has been calculated on the straight-line basis over the term of the leases, resulting in deferred rent of approximately $11.1 million and $8.7 million at December 29, 2009 and December 30, 2008, respectively. The deferred rent is included in accrued expenses on the accompanying balance sheet and will be amortized to rent expense over the life of the leases.

A number of the leases also provide for contingent rentals based on a percentage of sales above a specified minimum. Total contingent rentals, included in rent expense, above the minimum, for fiscal 2009, 2008, and 2007 were approximately $3.1 million for each year, respectively.

Future minimum annual rental payments under noncancelable operating leases are as follows (in thousands):

| | |
|---|---|
| 2010 | $ 19,787 |
| 2011 | 19,805 |
| 2012 | 19,636 |
| 2013 | 19,268 |
| 2014 | 19,232 |
| Thereafter | 201,410 |
| | $299,138 |

Additionally, we have entered into lease agreements related to the construction of future restaurants with commencement dates subsequent to December 29, 2009. Our aggregate future commitment relating to these leases is $7.9 million.

**Legal Proceedings**

We are subject to a number of private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. These claims typically involve claims from guests, employees and others related to operational issues common to the foodservice industry. A number of these claims may exist at any given time. We believe that most of our guest claims will be covered by our general liability insurance, subject to certain deductibles and coverage limits. Punitive damages awards and employee unfair practice claims, however, are not covered by our general liability insurance. To date, we have not paid punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims, employee unfair practice claims or any other actions. We could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether we are determined to be liable. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

The following paragraphs describe certain legal actions recently settled or pending:

***Labor Related Matters***

On February 5, 2004, a former employee of ours, on behalf of herself, and allegedly other employees, filed a class action complaint in Los Angeles County, California, Superior Court, and on March 16, 2004, filed an amended complaint, alleging causes of action for: (1) failure to pay reporting time minimum pay; (2) failure to allow meal breaks; (3) failure to allow rest breaks; (4) waiting time penalties; (5) civil penalties; (6) reimbursement for fraud and deceit; (7) punitive damages for fraud and deceit; and, (8) disgorgement of illicit profits. On June 28, 2004, the plaintiff stipulated to dismiss her second, third, fourth and fifth causes of action. During September 2004, the plaintiff stipulated to binding arbitration of the action. On March 2, 2008, and on March 19, 2008, one of Plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure to keep adequate pay records and to pay Plaintiff minimum wage. To our knowledge, the Agency has not responded to either of these notices. In November 2008, the parties agreed to settle this matter subject to approval from the arbitrator and/or the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 16, 2006, a former employee filed a lawsuit in Orange County, California, Superior Court, on behalf of herself and allegedly other employees, for alleged failure to provide rest periods and meal periods and violation of California Business and Professions Code. We have answered the complaint, denying the allegations and raising various additional defenses. The parties met for mediation on a non-binding basis. In May 2008, the parties agreed to settle this matter subject to final approval from the court. The court has given final approval of the settlement. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On April 6, 2009, an employee filed a class action complaint in Orange County, California, Superior Court, on behalf of himself and allegedly other employees. The complaint alleges causes of action for failure to pay plaintiff and other alleged class members regular wages and overtime pay, failure to maintain the designated wage scale and secret payment of lower wages, the greater of actual damages or penalties for failure to provide accurate wage statements, and restitution of wages and injunction for violation of California Business and Professions Code. The complaint also seeks interest, attorneys' fees and costs. In February 2010, the parties agreed in principle to settle this case, subject to approval of the court. The terms of this proposed settlement are not considered by us to be material to our consolidated financial position.

On February 4, 2009, an employee, on behalf of himself and allegedly other employees filed a class action complaint in Fresno County, California, Superior Court,, which complaint was served on us in the second quarter of 2009. The complaint alleges causes of action for failure to pay wages for on-call time, for violation of California Business and Professional Code and for penalties for unpaid wages. The complaint also seeks a constructive trust on money found unlawfully acquired, an injunction against failure to pay wages, restitution, interest, attorney's fees and costs. On August 14, 2009, a first amended complaint was filed, in which two other employees joined the action as plaintiffs. The parties have begun discovery, we have filed an answer to the amended complaint, and we intend to vigorously defend our position in this action.

On July 16, 2009, Robert Cho, an individual, on behalf of himself and allegedly other recipients or holders in California of our gift cards, filed a class action complaint in Los Angeles County, California, Superior Court, alleging causes of action for unlawful and deceptive trade practices and violation of the Consumer Legal Remedies Act, for failing to redeem or replace a gift card and deducting a dormancy fee, for violation of California Business and Professions Code and for declaratory relief. The complaint seeks restitution, an injunction against the alleged unfair practices, and attorneys' fees. Discovery has begun. In November 2009, the plaintiff filed an amended complaint for the causes of action alleged in the original complaint but without the allegation of violation of California Business and Professions Code. We answered the amended complaint, denying the allegations and raising affirmative defenses. We intend to vigorously defend our position in this action.

On August 25, 2009, a former employee of ours filed a lawsuit in Los Angeles County, California, Superior Court, on behalf of himself and allegedly other employees, namely our California restaurant assistant managers, kitchen managers and managers. The complaint alleges our California restaurant assistant managers are not exempt for compensation purposes and alleges causes of action for failure to pay overtime wages, failure to provide meal breaks and rest periods, failure to pay wages timely, penalties for unpaid wages, failure to provide accurate wage statements, failure to keep accurate payroll records and for violation of California Business and Professions Code. The complaint also seeks unspecified damages, restitution, an injunction against unfair practices, interest, attorneys' fees and costs. In October 2009, plaintiff filed an amended complaint, alleging the class to be all California assistant kitchen managers, kitchen managers, and managers and adding to plaintiff's claims for penalties alleged to be due under the California Labor Code Private Attorneys General Act. On October 8, 2009, plaintiff's attorneys filed a notice with the California Labor and Workforce Development Agency, alleging failure by us to pay overtime wages, failure to provide meal breaks and rest periods, failure to pay wages due on plaintiff's and other employees' termination, failure to pay wages timely, failure to provide accurate wage statements and failure to keep accurate payroll records. On December 8, 2009, the Agency responded that it does not intend to investigate the allegations. In January 2010, the plaintiff filed a motion seeking permission to file a second amended complaint; however, as of March 3, 2010, this motion has not been heard. In January 2010, on our motion, the Court ordered the venue of the case moved to Orange County. We have not yet responded to the amended complaint but intend to vigorously defend our position in this action.

***Other Matters***

On June 12, 2008, we filed an arbitration claim with the Financial Industry Regulatory Authority (FINRA) against Citigroup Global Investments, Inc. ("Citigroup") asserting claims for breach of contract, breach of the implied covenant of good faith and fair dealing, fraud, breach of fiduciary duty, a failure to act to the highest standards of good faith and commercial honor, violations of Federal and California securities laws, failure to properly train financial advisers, violation of settlement agreements with regulatory authorities, conspiracy, and violation of its duty to us concerning selection of proper securities arising out of our auction rate securities investments. On December 9, 2009, we reached a confidential settlement agreement with Citigroup for the full liquidation of our auction rate securities (ARS) investment portfolio. Under the terms of the settlement, we received approximately $27.4 million in cash (including accrued interest) in exchange for our entire remaining ARS investment portfolio. In addition, the settlement provides us with the potential for additional recoveries, depending upon the performance of the ARS market during the next three years.

**Letters of Credit**

We have irrevocable standby letters of credit outstanding as required under the our workers' compensation policy that total $3.6 million as of December 29, 2009, which automatically renews each October 31 for one year unless 30 day notice, prior to such renewal date, is given by the bank. The standby letters of credit have been issued under our $45 million line of credit and therefore reduce the amount available for borrowing under the credit facility.

**Other Commitments**

We have severance and employment agreements with certain of our executive officers that provide for payments to those officers in the event of a termination of their employment as a result of a change in control of or without cause, as defined in those agreements. Aggregate payments totaling approximately $1.6 million would have been required by those agreements had all such officers terminated their employment for those reasons as of December 29, 2009.

## 7. Long-Term Debt

### Line of Credit

On October 17, 2007, we established a $25 million unsecured revolving line of credit with a major financial institution (the "Line of Credit"). The Line of Credit expires on September 30, 2012 and may be used for working capital and other general corporate purposes. The Line of Credit was increased to $45 million during the first quarter of 2008. We expect to utilize the Line of Credit principally for letters of credit that are required to support certain of our self insurance programs and for working capital and construction requirements. As of December 29, 2009, there were funded borrowings of $5.0 million outstanding under the Line of Credit and there were outstanding letters of credit totaling approximately $3.6 million. Any borrowings under the Line of Credit will bear interest at the financial institution's prime rate or at LIBOR plus a percentage not to exceed 1.375% based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement also requires a Fixed Charge Coverage Ratio. At December 29, 2009, we were in compliance with these covenants. Any interest on the Line of Credit will be payable quarterly and all related borrowings must be repaid on or before September 30, 2012. At December 29, 2009, interest paid on the funded borrowing under the Line of Credit was approximately $137,000 and the weighted average interest rate was approximately 1.4%.

## 8. Shareholders' Equity

### Preferred Stock

We are authorized to issue five million shares in one or more series of preferred stock and to determine the rights, preferences, privileges and restrictions to be granted to, or imposed upon, any such series, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. No shares of preferred stock were issued or outstanding at December 29, 2009 or December 30, 2008. We currently have no plans to issue shares of preferred stock.

### Common Stock

Shareholders of our outstanding common stock are entitled to receive dividends if and when declared by the Board of Directors. Shareholders are entitled to one vote for each share of common stock held of record. Pursuant to the requirements of California law, shareholders are entitled to accumulate votes in connection with the election of directors.

## 9. Income Taxes

The income tax expense (benefit) consists of the following for the last three fiscal years (in thousands):

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Current: | | | |
| Federal | $ (722) | $ (227) | $1,327 |
| State | 1,234 | 753 | 1,896 |
| | 512 | 526 | 3,223 |
| Deferred: | | | |
| Federal | 4,921 | 2,007 | 2,701 |
| State | 115 | 204 | (430) |
| | 5,036 | 2,211 | 2,271 |
| Provision for income taxes | $5,548 | $2,737 | $5,494 |

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the last three fiscal years:

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Income tax at statutory rates | 35.0% | 35.0% | 35.0% |
| Permanent differences | 0.2 | (3.6) | (0.5) |
| State income taxes, net of federal benefit | 4.7 | 4.8 | 5.5 |
| Income tax credits | (11.3) | (14.1) | (9.1) |
| Other, net | 1.3 | (1.1) | 1.0 |
| | 29.9% | 21.0% | 31.9% |

The components of the deferred income tax asset (liability) consist of the following (in thousands):

| | December 29, 2009 | December 30, 2008 |
|---|---|---|
| Property and equipment | $(25,220) | $(13,983) |
| Goodwill | (1,823) | (1,664) |
| Investments | 701 | 1,831 |
| Accrued expense and other liabilities | 10,097 | 8,655 |
| Stock-based compensation | 3,753 | 2,851 |
| Income tax credits | 7,248 | 3,661 |
| Other | (2,703) | (2,642) |
| Subtotal | (7,947) | (1,291) |
| Valuation allowance | (212) | (1,832) |
| Net deferred income taxes | $ (8,159) | $ (3,123) |

At December 29, 2009, we had federal income tax credit carryforwards of approximately $7.2 million, consisting primarily of the credit for FICA taxes paid on reported employee tip income. The FICA tax credits will begin to expire in 2027.

Our deferred tax assets are subject to periodic recoverability assessments. We believe that it is more likely than not that a portion of the deferred tax asset related to long-term capital losses from the settlement of ARS investments will not be realized. Accordingly, a valuation allowance of $0.2 million was recorded to other comprehensive income at December 29, 2009. In addition, the valuation allowance of $1.8 million related to unrealized losses on investments that was recorded to other comprehensive income at December 30, 2008 was reversed in fiscal 2009 as a result of the settlement of ARS investments.

We recognize interest and penalties related to uncertain tax positions in income tax expense and as of December 29, 2009 the amount recorded for interest and penalties did not change by a material amount. As of December 29, 2009, unrecognized tax benefits recorded was approximately $145,000, which, if reversed, would impact our effective tax rate. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | |
|---|---|
| Balance at January 3, 2007 | $ 89 |
| Additions based on tax positions taken during the current period | 79 |
| Balance at January 1, 2008 | 168 |
| Reductions based on tax positions taken during the current period | (13) |
| Balance at December 30, 2008 | 155 |
| Reductions based on tax positions taken during the current period | (10) |
| Balance at December 29, 2009 | $145 |

Our uncertain tax positions are related to tax years that remain subject to examination by tax authorities. As of December 29, 2009, the earliest tax year still subject to examination by a significant taxing jurisdiction is 2005.

**10. Stock-Based Compensation Plans**

We have two stock-based compensation plans — the 1996 Stock Option Plan and the 2005 Equity Incentive Plan — under which we may issue shares of our common stock to our employees, officers, directors and consultants. In August 1996, our shareholders approved the adoption of the 1996 Stock Option Plan which provided for the granting of options to purchase up to 600,000 shares of common stock. The 1996 Stock Option Plan was amended on September 28, 1999 and June 19, 2004, increasing the total number of shares under the plan to 2.2 million. The 1996 Stock Option Plan provided for options to be issued as either incentive stock options or non-statutory stock options as defined under Section 422A of the Internal Revenue Code. The 1996 Stock Option Plan expires on June 19, 2013, unless terminated earlier. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants and the remaining available shares for grant, including those shares related to option awards forfeited or terminated without exercise under the 1996 Stock Option Plan accrue to the 2005 Equity Incentive Plan.

In June 2005, our shareholder's approved the 2005 Equity Incentive Plan ("the Plan") which provides for the grant of incentive and non statutory stock options as well as stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards. Awards other than incentive stock options generally may be granted only to employees, directors and consultants of the Company, or certain related entities or designated affiliates. The shares of common stock reserved for issuance under this Plan include the aforementioned accrued shares from the 1996 Stock Option Plan plus an additional 3,500,000 shares of the Company's common stock. As of December 29, 2009, approximately 1.0 million shares were available for future issuance under the Plan. Under the Plan, the Company has granted incentive stock options, non-qualified stock options, and restricted stock units. Shares subject to stock options and stock appreciation rights are charged against the Plan share reserve on the basis of one share for each one share granted while shares subject to other types of awards, including restricted stock units, are charged against the Plan share reserve on the basis of two shares for each one share granted. The Plan also contains other limits with respect to the terms of different types of incentive awards and with respect to the number of shares subject to awards that can be granted to an employee during any fiscal year. All options granted under the Plan expire within 10 years of their date of grant.

Beginning in 2007, substantially all of the our restaurant general managers, executive kitchen managers, culinary training managers, area and regional restaurant directors are eligible to participate in a new equity-based incentive program called the BJ's Gold Standard Stock Ownership Program (the "GSSOP") under the Company's 2005 Equity Incentive Plan. In November 2007, the Company expanded its GSSOP eligibility to also include certain brewery personnel. The GSSOP is a longer-term equity incentive program that utilizes Company restricted stock units ("RSUs"). The GSSOP is dependent on each participant's extended service with the Company in their respective positions and their achievement of certain agreed-upon performance objectives during that service period (i.e., five years).

Beginning in 2008, we issued RSUs as a component of the annual equity grant award to officers and other employees. Under our 2005 Equity Incentive Plan we have issued approximately 650,000 RSUs as of December 29, 2009. The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five and expire ten years from date of grant. RSUs generally vest at 20% per year for other RSU grantees and generally cliff vest at 100% after five years for GSSOP participants.

We account for equity grants under these plans in accordance with generally accepted accounting principles' fair value recognition provisions, using the modified-prospective-transition method. Compensation expense recognized in the 52 weeks ended December 29, 2009 and December 30, 2008 include (a) compensation expense for all share-based payments granted prior to, but not yet vested as of January 4, 2006, based on the grant date fair value estimated in accordance with the original provisions and (b) compensation expense for all share-based payments granted subsequent to January 4, 2006, based on the grant date fair value estimated in accordance with the revised provisions under generally accepted accounting principles.

The following table presents information related to stock-based compensation (in thousands):

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Labor and benefits stock-based compensation | $ 602 | $ 849 | $ 719 |
| General and administrative stock-based compensation | $2,312 | $2,494 | $2,228 |
| Capitalized stock-based compensation (1) | $ 179 | $ 262 | $ 242 |

(1) Capitalized stock-based compensation is included in "Property and equipment, net" on the Consolidated Balance Sheets.

*Stock Options*

The fair value of each option grant issued is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

| | Fiscal Year | | |
|---|---|---|---|
| | 2009 | 2008 | 2007 |
| Expected volatility | 80.20% | 45.95% | 40.61% |
| Risk free interest rate | 1.64% | 3.23% | 4.64% |
| Expected option life | 5 years | 5 years | 5 years |
| Dividend yield | 0% | 0% | 0% |
| Fair value of options granted | $ 7.15 | $ 6.15 | $ 8.27 |

Generally accepted accounting principles require us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results.

The exercise price of the shares under our stock-based compensation plans shall be equal to or exceed 100% of the fair market value of the shares at the date of option grant. The options generally vest over a three to five-year period.

| | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|
| | Shares (in thousands) | Weighted Average Exercise Price | Shares (in thousands) | Weighted Average Exercise Price |
| Outstanding options at January 2, 2007 | 2,337 | $12.04 | 1,230 | $ 7.09 |
| Granted | 211 | $20.14 | | |
| Exercised | (297) | $ 3.39 | | |
| Forfeited | (77) | $17.98 | | |
| Outstanding options at January 1, 2008 | 2,174 | $13.79 | 1,266 | $10.36 |
| Granted | 237 | $15.28 | | |
| Exercised | (359) | $ 2.98 | | |
| Forfeited | (29) | $19.10 | | |
| Outstanding options at December 30, 2008 | 2,023 | $15.82 | 1,321 | $14.50 |
| Granted | 357 | $11.16 | | |
| Exercised | (41) | $ 3.92 | | |
| Forfeited | (72) | $18.48 | | |
| Outstanding options at December 29, 2009 | 2,267 | $15.21 | 1,497 | $15.32 |

Information relating to significant option groups outstanding at December 29, 2009, is as follows (shares in thousands):

| | Options Outstanding | | | Options Exercisable | | |
|---|---|---|---|---|---|---|
| Range of Exercise Prices | Amount Outstanding | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price | Number Exercisable | Weighted Average Remaining Contractual Life | Weighted Average Exercise Price |
| $ 0.00 – $ 3.00 | 25 | 1.08 | $ 2.88 | 25 | 1.08 | $ 2.88 |
| $ 3.01 – $ 6.00 | 86 | 1.54 | $ 3.81 | 86 | 1.54 | $ 3.81 |
| $ 6.01 – $ 9.00 | 52 | 2.49 | $ 7.67 | 52 | 2.49 | $ 7.67 |
| $ 9.01 – $12.00 | 537 | 6.91 | $10.59 | 212 | 3.69 | $11.02 |
| $12.01 – $15.00 | 525 | 5.11 | $14.01 | 494 | 4.93 | $14.08 |
| $15.01 – $18.00 | 293 | 7.41 | $16.25 | 90 | 6.12 | $15.90 |
| $18.01 – $21.00 | 478 | 4.16 | $19.93 | 337 | 3.08 | $19.86 |
| $21.01 – $24.00 | 246 | 5.87 | $23.38 | 176 | 5.85 | $23.40 |
| $24.01 – $27.00 | 25 | 6.19 | $24.42 | 25 | 6.19 | $24.42 |
| $ 0.00 – $27.00 | 2,267 | 5.49 | $15.21 | 1,497 | 4.19 | $15.32 |

As of December 29, 2009, total unrecognized stock-based compensation expense related to non-vested stock options was $3.5 million, which is expected to be recognized over the remaining five years.

*Restricted Stock Units*

Restricted stock unit activity was as follows:

| | Shares (in thousands) | Weighted Average Fair Value |
|---|---|---|
| Outstanding RSUs at January 2, 2007 | – | $ – |
| Granted | 281 | $20.27 |
| Vested | – | $ – |
| Forfeited | (28) | $19.96 |
| Outstanding RSUs at January 1, 2008 | 253 | $20.30 |
| Granted | 249 | $12.82 |
| Vested | – | $ – |
| Forfeited | (26) | $18.50 |
| Outstanding RSUs at December 30, 2008 | 476 | $16.27 |
| Granted | 275 | $11.95 |
| Vested or released | (16) | $14.85 |
| Forfeited | (85) | $14.07 |
| Outstanding RSUs at December 29, 2009 | 650 | $14.77 |

The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which the restrictions are expected to lapse (i.e., five years). We recorded stock-based compensation expense related to RSUs of approximately $1.1 million during the 52 weeks ended December 29, 2009. In addition, total unrecognized stock-based compensation expense related to non-vested restricted shares was approximately $5.1 million, which is expected to be generally recognized over the remaining five years.

## 11. Employee Benefit Plans

We maintain a voluntary, contributory 401(k) plan for all eligible employees. Employees may elect to contribute up to 100% of their earnings, up to the IRS maximum for the plan year of participation. Additionally, eligible participants may also elect allowable catch-up contributions as provided for by the IRS. Our executive officers and other highly compensated employees are not eligible to participate in the 401(k) plan. Employee contributions are matched by the Company at a rate of 33% for the first 6% of deferred earnings. We contributed approximately $159,000, $129,000 and $129,000 in fiscal 2009, 2008 and 2007, respectively.

In April 2009, we also established the BJ's Restaurants, Inc. Deferred Compensation Plan ("DCP"). The DCP is a non-qualified deferred compensation plan for our executive officers and other highly compensated employees as defined in the DCP who are otherwise ineligible for participation in our 401(k) plan. The DCP allows participating employees to defer the receipt of a portion of their base compensation and up to 100% of their eligible bonuses. Additionally, the DCP allows for a voluntary company match as determined by the Company's compensation committee. During fiscal 2009, there were no contributions made or accrued by the Company. We pay for related administrative costs, which were not significant during fiscal 2009. Employee deferrals are deposited into a rabbi trust and the funds are generally invested in individual variable life insurance contracts owned by us that are specifically designed to informally fund savings plans of this nature. Our investment in variable life insurance contracts is reflected in "Other assets, net" on our Consolidated Balance Sheets. Our obligation to participating employees is reflected in noncurrent "Other liabilities." All income and expenses related to the rabbi trust are reflected in our Consolidated Statements of Income.

## 12. Related Party Transactions

As of December 29, 2009, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 15.9% of our outstanding common stock. Jacmar, through its specialty wholesale food distributorship, is currently our largest supplier of food, beverage and paper products servicing our restaurants in California and Nevada, while other system distributors service our restaurants in all other states. Jacmar also owns the Shakey's pizza parlor chain. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties based on our extensive competitive bidding process in July 2006 and July 2009. Jacmar supplied us with $51.0 million, $46.8 million and $42.9 million of food, beverage and paper products for fiscal 2009, 2008 and 2007, respectively, which represent 47.9%, 49.5% and 53.4% of our total costs for these products, respectively. We had trade payables due to Jacmar related to these products of $3.6 million and $2.5 million at December 29, 2009 and December 30, 2008, respectively.

## 13. Selected Consolidated Quarterly Financial Data (Unaudited)

Our summarized unaudited consolidated quarterly financial data is as follows (in thousands, except per share data):

| | March 31, 2009 | June 30, 2009 | September 29, 2009 | December 29, 2009 |
|---|---|---|---|---|
| Total revenues | $102,425 | $107,743 | $103,904 | $112,635 |
| Income from operations | $ 5,145 | $ 6,201 | $ 4,401 | $ 3,955 |
| Net income | $ 3,759 | $ 4,389 | $ 3,169 | $ 1,721 |
| Diluted net income per share | $ 0.14 | $ 0.16 | $ 0.12 | $ 0.06 |
| | **April 1, 2008** | **July 1, 2008** | **September 30, 2008** | **December 30, 2008** |
| Total revenues | $ 86,822 | $ 92,227 | $ 95,751 | $ 99,276 |
| Income from operations | $ 3,665 | $ 3,638 | $ 2,283 | $ 1,319 |
| Net income | $ 3,120 | $ 2,893 | $ 2,040 | $ 2,255 |
| Diluted net income per share | $ 0.12 | $ 0.11 | $ 0.08 | $ 0.08 |

Diluted net income per share calculations for each quarter are based on the weighted average diluted shares outstanding for that quarter and may not total to the full year amount.

## 14. Subsequent Events

On January 7, 2010, we filed a shelf registration statement on Form S-3 with the U.S. Securities and Exchange Commission ("SEC"). The statement was declared effective by the SEC on January 28, 2010, and permits us to raise capital from time to time through the offer and sale of various types of securities not to exceed an aggregate value of $75 million. We do not have any immediate intentions or commitments to sell securities. The terms of any future offering of securities would be established at the time of such offering subject to market conditions. Any offering of securities covered by the shelf registration statement will be made only by means of a written prospectus and prospectus supplement. In addition, the Form S-3 also included the registration of 3,801,730 shares of common stock previously acquired by certain shareholders from the Company in various transactions several years ago. We have registered those shares to fulfill our contractual obligations under a registration rights agreement with those shareholders.

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BJ's

BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300, Huntington Beach, California 92647
www.bjsrestaurants.com